UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of

The Securities Exchange Act of 1934

AMERICAN HONDA FINANCE CORPORATION

(Exact name of registrant as specified in its charter)

California	95-3472715
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

20800 Madrona Avenue, Torrance, California	90503
(Address of principal executive offices)	(Zip Code)

(310) 972-2288

(Registrant’s telephone number, including area code)

Copies of Correspondence to:

Paul C. Honda American Honda Finance Corporation 20800 Madrona Avenue Torrance, California 90503 Tel: (310) 972-2288 Fax: (310) 972-2482	John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, CA 90071 Telephone: (213) 430-6100 Fax: (213) 430-6407

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $100.00 par value

Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

REDUCED DISCLOSURE FORMAT

American Honda Finance Corporation, or AHFC, a wholly owned subsidiary of American Honda Motor Co., Inc., which in turn is a wholly owned subsidiary of Honda Motor Co., Ltd., meets the requirements set forth in General Instruction I(1) of Form 10-K. In accordance with published guidance from the Securities and Exchange Commission’s Division of Corporation Finance, this Registration Statement on Form 10 omits certain disclosure items that correspond to the disclosure items that AHFC is permitted to omit from a Form 10-K pursuant to General Instruction I(2) of Form 10-K.

i

ITEM 1.	BUSINESS

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “scheduled,” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans, or intentions. In addition, all information included herein with respect to projected or future results of operations, cash flows, financial condition, financial performance, or other financial or statistical matters constitute forward-looking statements. Such forward-looking statements are necessarily dependent on assumptions, data, or methods that may be incorrect or imprecise and that may be incapable of being realized. The following factors, among others, could cause actual results and other matters to differ materially from those in such forward-looking statements:

•	declines in the financial condition or performance of Honda Motor Co., Ltd., or HMC, or the sales of Honda or Acura products;

•	changes in general business and economic conditions;

•	fluctuations in interest rates and currency exchange rates;

•	the failure of our customers, dealers or counterparties in the financial industry to meet the terms of any contracts with us, or otherwise fail to perform as agreed;

•	our inability to recover the estimated residual value of vehicles we lease at the end of their lease terms;

•	changes or disruption in our funding sources or access to the capital markets;

•	changes in our, or HMC’s, credit ratings;

•	increased competition from other financial institutions seeking to increase their share of financing of Honda and Acura products;

•	changes in laws and regulations, including as a result of recent financial services legislation, and related costs;

•	changes in generally accepted accounting principles in the United States, or GAAP;

•	a failure or interruption in our operations; and

•	the other risks and uncertainties set forth in “Item 1A Risk Factors” below.

We do not intend, and undertake no obligation to, update any forward-looking information to reflect actual results or future events or circumstances, except as required by applicable law.

Overview

American Honda Finance Corporation, or AHFC, and our consolidated subsidiaries provide various forms of financing in the United States and Canada to purchasers and lessees of Honda and Acura products and authorized independent dealers of Honda and Acura products. The Honda and Acura products that we finance consist of Honda and Acura automobiles and parts and accessories and Honda motorcycles, power equipment, and marine engines. Our primary focus, in collaboration with our direct parent American Honda Motor Co., Inc., or AHM, and our affiliate Honda Canada, Inc., or HCI, is to provide support for the sale of Honda and Acura products in the United States and Canada and maintain customer and dealer satisfaction and loyalty. Our business is substantially dependent upon the sale of those Honda and Acura products in the United States and Canada and the percentage of those sales financed by us.

We acquire retail loans, primarily installment sale contracts, and leases made to retail customers of Honda and Acura products and we offer wholesale flooring and commercial loans to authorized dealers of Honda and Acura products. A small portion of our business also consists of acquiring financings of non-Honda and non-Acura used automobiles and providing wholesale loans to non-Honda and non-Acura dealerships.

AHM and HCI sponsor incentive financing programs in the United States and Canada, as applicable, to purchasers and lessees of Honda and Acura products and authorized dealers of Honda and Acura products. Pursuant to these programs, AHM or HCI, as applicable, pays us a subsidy that enables us to realize a market yield on any financing contract we indirectly or directly finance under the programs.

We acquire and offer, as applicable, substantially similar products and services throughout many different regions, provinces, and territories, subject to local legal restrictions and market conditions. We divide our business segments between our business in the United States and our business in Canada. For additional financial information regarding our operations by business segments, see Note 15—Segment Information of Notes to Consolidated Financial Statements and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” In the United States and Canada, we provide our financing products under the brand names Honda Financial Services and Acura Financial Services.

References to “C$” are to the Canadian dollar. This registration statement contains translations of certain Canadian dollar amounts into U.S. dollars at the rate specified below solely for your convenience. These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated. U.S. dollar equivalents for “C$” amounts are calculated based on an exchange rate of 1.0174 per U.S. dollar as of March 31, 2013.

Organizational Structure

HMC is our indirect parent. HMC has entered into keep well agreements with AHFC and with our subsidiary Honda Canada Finance, Inc., or HCFI, that are described under “—Relationships with HMC and Affiliates—HMC and AHFC Keep Well Agreement” and “—Relationships with HMC and Affiliates—HMC and HCFI Keep Well Agreement” below. AHM and HCI are wholly owned subsidiaries of HMC and are the sole authorized distributors of Honda and Acura automobiles and parts and accessories and Honda motorcycles, power equipment, and marine engines in the United States and Canada, respectively. AHFC is a wholly owned subsidiary of AHM. To the extent an affiliate of HMC and its consolidated subsidiaries, or collectively Honda, acquires a financing contract in the United

States for Honda or Acura products, such financing is primarily provided by AHFC and our wholly owned subsidiaries. To the extent an affiliate of Honda acquires a financing contract in Canada for Honda or Acura products, such financing is primarily provided by HCFI. HCFI is a majority owned consolidated subsidiary of AHFC with the minority interest held by HCI.

AHFC is a California corporation that was incorporated on February 6, 1980. AHFC’s principal executive offices are located at 20800 Madrona Avenue, Torrance, California 90503.

Unless otherwise indicated by the context, all references to the “Company”, “we”, “us”, and “our” in this registration statement include AHFC and our consolidated subsidiaries, and references to “AHFC” refer solely to American Honda Finance Corporation (excluding our subsidiaries).

Consumer Financing

Retail Loans

We provide indirect financing to retail customers of Honda and Acura products and, in limited circumstances, non-Honda and non-Acura used automobiles by acquiring retail loans originated by dealers. The financing may include insurance products (credit life, credit disability or Guaranteed Asset Protection, or GAP) or Vehicle Service Contracts, or VSCs. See “—Other Consumer Products” below for more information. Retail loans are acquired in accordance with our underwriting standards. See “—Underwriting and Pricing of Consumer Financing” below for a description of our underwriting process. The terms of retail loans originated in the United States generally range from 24 to 72 months while the terms of retail loans originated in Canada generally range from 24 to 84 months. We service all of the retail loans we acquire. We may, in accordance with our customary servicing procedures, offer rebates or waive any prepayment charge, late payment charges, or any other fees that may be assessed in the ordinary course of servicing the retail loan. In addition, we may defer a customer’s obligation to make a payment by extending the loan’s term.

We generally acquire retail loans from dealers on a nonrecourse basis. We seek to secure our retail loans with the Honda and Acura products, or in limited circumstances, with the non-Honda or non-Acura used automobiles, underlying the respective loans. We generally hold a security interest in the products purchased through our retail loans. As a result, if our collection efforts fail to bring a delinquent customer’s payments current, we generally can repossess the customer’s vehicle, after satisfying local legal requirements, and sell it at auction. See “—Servicing of Consumer Financing—Recovery Policies and Procedures” below for further information regarding our collections, repossession, and remarketing policies and procedures.

We require customers that purchase Honda and Acura products through retail loans acquired by us to obtain insurance with adequate public liability limits and physical damage deductibles which satisfy state law and certain of our requirements.

Retail Leases

Our retail leasing activity consists of acquiring closed-end vehicle leases between authorized Honda and Acura dealers and their customers for the leasing of new and used Honda and Acura automobiles from dealers. Except in limited circumstances, we do not provide leasing programs for other Honda and Acura products, such as automobile parts and accessories, motorcycles, power equipment, and marine equipment. In the case of leases originating in the United States, upon our acquisition of such leases, the dealer assigns all of its rights, title, and interest in the lease and the automobile to either our wholly owned subsidiary, Honda Lease Trust, or HLT, or its trustee, HVT, Inc., or HVT, depending on the applicable state. HLT is a trust established to take assignments of and serve as holder of legal title to leased automobiles. In the case of leases originating in Canada, upon our acquisition of such leases, the dealer assigns all of its rights, title, and interest in the lease and the vehicle to our majority owned subsidiary HCFI.

Leases are acquired in accordance with our underwriting standards. See “—Underwriting and Pricing of Consumer Financing” below for a description of our underwriting process. Terms of the leases range from 24 to 60 months. We service the leases we acquire. We may, in accordance with our customary servicing procedures, offer rebates, or end-of-lease incentives, extend the lease term or waive any late payment charges or any other fees that may be assessed in the ordinary course of servicing the lease.

At the end of the lease term, customers of leased vehicles have an option to buy the vehicle for the contractual residual value or to return the vehicle with no obligations other than excess mileage or excessive wear and use fees. We estimate the contractual residual values of the leased vehicle at inception of the lease based on a number of factors from external industry data and our own historical experience, which factors include, without limitation, expected economic conditions, historical trends and market information on new and used vehicles. If the customer returns the vehicle to the dealer, the dealer may buy the vehicle from us or return it to us. See “—Servicing of Consumer Financing—Remarketing Center” below.

As servicer for leases acquired in the United States, we require the lessee to obtain insurance with adequate public liability limits and physical damage deductibles which satisfy state law and certain of our contract requirements. HLT or HVT, as the assignee in the lease agreement, must be designated as an additional insured in liability policies and as loss payee on physical damage insurance policies. After delivery of the vehicle, a third party verifies that the required insurance has been obtained and remains in effect. If a lessee fails to maintain the proper insurance, we may terminate the lease.

Underwriting and Pricing of Consumer Financing

Dealers submit customers’ credit applications electronically through our online system. In addition, customers are able to submit their own credit applications for pre-approval directly through our website. If our requirements are met, an application received from a dealer is approved automatically without manual intervention and we acquire the consumer financing contract. Our information system is programmed to review application information for purchase policy and legal compliance. Applications that are not automatically approved are routed to credit buyers located in our regional offices who evaluate and make purchase decisions within the framework of our purchase policy and legal requirements. We utilize different scorecards depending on the type of product we finance and we regularly review and analyze our consumer financing portfolio to evaluate the effectiveness of our underwriting guidelines and purchasing criteria.

In the United States, AHFC utilizes a tiered pricing program. AHFC’s pricing program selects loan or lease interest rates within the appropriate tier based on customers’ credit grades. In Canada, HCFI has a single tiered pricing program which is based on a customer’s credit grade for all approved loans and leases. A customer’s credit grade is a measure of his or her risk profile and is developed by our proprietary credit scoring system. Factors used by our credit scoring system to develop a customer’s credit grade include the term of the contract, the loan or lease-to-value ratio and the customer’s debt ratios, and credit bureau attributes, including FICO credit scores, number of trade lines, utilization ratio, and number of credit inquiries. A customer’s credit grade is determined only at the time of origination and is not reassessed during the life of the contract.

Servicing of Consumer Financing

We have eight regional offices in the United States that are responsible for the acquisition, servicing, collection, and customer service activities related to our automobile retail loans and leases. These offices are located in California, Texas, Massachusetts, Illinois, North Carolina, Delaware, and Georgia. We also have one office in Georgia that is responsible for the underwriting of motorcycle, power equipment, and marine engine loans, customer service related to those contracts and collection efforts for past due accounts on a national basis.

In addition to our servicing regions, we have centralized certain operational functions in the United States relating to our automobile retail loans and leases at the National Service Center located in Texas, which contains our National Processing Center, Lease Maturity Center, Remarketing Center, National Recovery Center, and National Bankruptcy Center. The National Service Center includes the following functions:

•

National Processing Center. The National Processing Center is responsible for processing customer payments that cannot be processed through our automated servicing system and providing customer service assistance to our regional offices’ customers.

•

Lease Maturity Center. Leaseholder accounts are transferred from our regional offices to the Lease Maturity Center six months prior to the end of the lease term. The Lease Maturity Center assumes responsibility for servicing the lease at this time, including providing the leaseholder with end-of-term options, responding to customer service issues and coordinating end of term lease inspections. Once a vehicle is returned to us, the Lease Maturity Center transfers the account to the Remarketing Center to arrange for the disposition of the vehicle.

•

Remarketing Center. The Remarketing Center oversees the disposition of vehicles returned at the end of leases or after repossession. In order to minimize losses at lease maturity, we have developed remarketing strategies to maximize proceeds and minimize disposition costs on vehicles sold at lease termination and repossessed vehicles. We use various channels to sell vehicles returned at lease end and repossessed vehicles, including a dealer direct program that we refer to as the Vehicle Inter-Dealer Purchase System, or VIPS, and physical auctions. The goal of our VIPS program is to increase vehicle dealer purchases of off-lease and repossessed vehicles thereby reducing our disposition costs of such vehicles. Through VIPS, the vehicle dealer accepting return of the leased vehicle or repossessed vehicle (also referred to as the grounding dealer) has the option to purchase the vehicle at the contractual residual value, purchase the vehicle at market value, or return the vehicle to us. If the grounding dealer does not purchase the vehicle it then becomes available to Honda and Acura vehicle dealers through the VIPS online auction. If the vehicle is not sold to a Honda or Acura dealer the auction is opened to any dealer. Vehicles that are not purchased through a VIPS online auction are sold at physical auction sites throughout the United States. When deemed necessary, we recondition used vehicles prior to sale in order to enhance the vehicle values at auction. Additionally, vehicles to be sold at public auctions are redistributed in accordance with our goal to minimize oversupply at any location.

•

National Recovery Center. Consumer financing contracts are transferred from our regional offices to the National Recovery Center when they become 120 days contractually past due, payments due are no longer expected to be received, or the underlying product is sold or has been held in unsold repossessed inventory for 90 days, whichever occurs first. The National Recovery Center manages our pursuit of any unpaid amounts on these contracts. The National Recovery Center staff sends out a series of letters notifying the customer of an unpaid balance and, if there is no response within 20 days, the account may be placed with an outside collection agency who continues collection or repossession activity. The vehicle is tracked and reported by a recovery management system.

•

National Bankruptcy Center. Accounts subject to bankruptcy proceedings are assigned to the National Bankruptcy Center for tracking and monitoring through the life of the loan or until the related customer is discharged from bankruptcy. If the customer is discharged or dismissed from bankruptcy, the account will return to the original regional office for servicing.

In Canada, we have two regional offices that are responsible for acquisition, servicing, collection, and customer service activities related to our retail loans and leases. These offices are located in Quebec and Ontario. Similar to our United States operations, in addition to our servicing regions, we have centralized certain operational functions for our Canadian automobile retail loans and leases. These centralized operational functions are located in Ontario and include our Lease Maturity Centre, Recovery Centre, Collections Centre, Customer Service Centre, and Auctions/Remarketing Centre. The services provided by these centralized operational functions are comparable to the services provided by our National Service Center in the United States.

Recovery Policies and Procedures

We use a servicing system and an auto dialer system that prioritize collection efforts, generate past due notices, and signal our collections personnel to make telephone contact with delinquent customers. If necessary, repossession action is taken through the use of bonded and licensed repossession agencies.

Subject to recording, filing, and notice requirements of state, or other laws, we are generally permitted by applicable state law to repossess automobiles or motorcycles upon default by the related customer. We typically decide whether or not to repossess a vehicle when the account is 45 to 60 or more days past due, subject to the laws and regulations governing repossession in the state where the automobile or motorcycle is located.

For the purposes of determining whether a retail loan or lease is delinquent, payment is generally considered to have been made upon receipt of 90% of the sum of the current monthly amount due plus any overdue monthly amounts.

Incentive Financing Programs for Retail Loans and Leases

AHM and HCI sponsor incentive financing programs in the United States and Canada, as applicable, to purchasers and lessees of Honda and Acura products. Pursuant to these programs, AHM or HCI, as applicable, pays us a subsidy that enables us to realize a market yield on any financing contract we indirectly finance under the programs. Market yield is based on the credit quality of the customer and the length of the contract. Subsidy payments received on retail loans and leases are deferred and recognized as revenue over the term of the related contracts. The volume of incentive financing programs sponsored by AHM and HCI and the allocation of those programs between retail loans and leases may vary year to year depending upon the respective marketing strategies of AHM and HCI. AHM and HCI’s marketing strategies are based in part on their business planning, in which we do not participate. Therefore we cannot predict when the level of incentive financing programs AHM and HCI sponsor may change. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

Other Consumer Products

Vehicle Service Contracts

AHFC administers vehicle service contracts issued by AHM and American Honda Protections Products Corporation, or AHPPC, a wholly owned subsidiary of AHM. HCFI performs marketing services for vehicle service contracts issued by HCI.

A vehicle service contract is a contractual agreement between the dealer, manufacturer or an independent third party, and the dealer’s customer. The contract provides for certain repairs, mechanical breakdown coverage, roadside assistance, and/or oil changes for the customer’s new or used automobile. A vehicle service contract can be obtained on both Honda and Acura automobiles.

As the administrator, we approve claims and provide customer service to purchasers of vehicle service contracts. We receive fees to perform administrative and marketing services for AHM, AHPPC, or HCI, as applicable. We do not provide the maintenance or roadside assistance provided by the vehicle service contracts.

Guaranteed Asset Protection Policies

We act as administrator for the sale of GAP policies issued by Safe-Guard Products International, LLC, or Safe-Guard, with respect to Honda and Acura automobiles in the United States. GAP pays the difference, or “gap,” between the outstanding balance due under a covered retail loan and the actual cash value of the vehicle in the event of a total loss of the vehicle. As administrator of the GAP policies, we process claims for GAP protection as those claims occur and we receive fees for providing these services.

Only automobile retail loans meeting certain criteria established by Safe-Guard, including the age of the underlying vehicle being below certain thresholds and the absence of title issues on the underlying vehicle, will be eligible for a GAP policy. Safe-Guard is not affiliated with us.

Dealer Financing

Wholesale Flooring Loans

We provide wholesale flooring loans to dealers of Honda and Acura automobiles and Honda motorcycles, power equipment, and marine engines through our Dealer Financial Services, or DFS, business unit. Wholesale flooring loans are also provided on a limited basis to non-Honda and non-Acura automobile dealerships whose ownership is directly affiliated with a Honda and/or Acura dealership or to multi-brand dealer organizations.

Wholesale flooring financing is available primarily through revolving lines of credit and may only be used by dealers to finance the purchase of inventory. We finance new automobiles up to 100% of the dealer invoice price and used automobiles up to 80% of the applicable market value determined in accordance with industry pricing guides in the United States and Canada, respectively. Dealers generally pay a variable interest rate on wholesale flooring loans. Wholesale flooring loans must be prepaid at specified intervals and increments and generally must be paid in full upon the sale of the product, although a grace period of three to seven days for payment may be provided to dealers. AHM and HCI sponsor incentive financing programs in the United States and Canada, as applicable, to Honda and Acura authorized dealers on wholesale flooring loans.

In establishing a wholesale flooring loan, we conduct a comprehensive review of the dealership, including a review of its business operations and management, any credit reports, financial statements, tax returns, bank references, or other available historical credit information and a review of the personal financial statements of the dealership’s individual owner(s). This data is organized into an electronic scorecard which guides our determination of whether we will provide a wholesale flooring loan and, if so, the amount of the loan and the interest rate. Once a wholesale flooring loan has been approved, we maintain an ongoing review process of the dealerships we finance, which we believe is consistent with industry practice. Dealers of Honda and Acura automobiles are required to submit financial statements on a monthly basis and dealers of Honda motorcycles, power equipment, and marine engines are required to submit financial statements annually. We typically use a third party to perform random periodic on-site physical inspections of financed dealership inventory at a frequency determined by the dealership’s scorecard, which is updated through the term of the loan, and financial performance. Monitoring activities are performed more frequently for dealerships with weaker risk ratings.

We seek to retain a purchase money security interest in all products that are financed pursuant to wholesale flooring loan agreements we enter into with dealers. In addition, we generally secure wholesale flooring loans with liens on the dealership’s other assets and obtain a personal guarantee from the dealership’s individual owner(s), as well as corporate guarantees from, or on behalf of, the dealership’s owner(s)’ other dealerships. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover our exposure under such agreements. We require dealerships to maintain insurance on all inventory, including peril coverage for flood, hail, wind, false pretense, liability, earthquake, vandalism, and other risks.

In the event of a default on a wholesale flooring loan, we may repossess the financed product and sell the repossessed assets and seek other available legal remedies pursuant to the related wholesale flooring loan agreement and related guarantees consistent with commercially accepted practices and applicable laws. We have no right, however, to recover a Honda or Acura product sold by a dealer to a buyer in the ordinary course of business and are limited after sales to the remedies under our wholesale flooring loan agreement with the dealer. Additionally, we have entered into agreements with AHM and HCI that provide for the repurchase of any new, unused, undamaged, and unregistered vehicle or equipment repossessed by us from a dealer in the United States and Canada, respectively, who defaulted under the terms of its wholesale flooring agreement with us at the net cost of the financing we provided.

A wholesale flooring loan is considered delinquent when any payment is contractually past due. Depending on a dealer’s level of credit risk, a dealer may be given a grace period of three to seven days to make payments. We file replevin actions, send past due notices, enter into forbearance agreements, and renegotiate contracts with delinquent dealers. If we determine a dealer cannot meet its obligations under its wholesale flooring loan agreement, legal action will commence. Collection efforts are initiated through the use of our staff. Subject to recording, filing and notice requirements of state or other laws, we are generally permitted by applicable state law to repossess automobiles or motorcycles upon default by the related dealer that have not been sold to a buyer in the ordinary course of business.

DFS utilizes an electronic internal system, DFNET, to administer its portfolio of loans to Honda and Acura dealers. Dealers access DFNET to check inventory that is being floored, pay off units and administer any applicable curtailments. We conduct an internal compliance check bi-annually to ensure consistency in our credit approval processes and account management. We also have an independent third party firm verify our internal audit process on an annual basis.

In the United States, wholesale flooring loans are approved through our headquarters in Torrance, California, and serviced through our regional offices in California, Texas, Massachusetts, Illinois, North Carolina, Delaware, and Georgia. Wholesale flooring loans for Honda and Acura dealerships in Canada are approved at HCFI’s headquarters in Ontario and serviced through our regional offices in Ontario and Quebec.

Commercial Loans

We provide commercial loans to Honda and Acura automobile dealers through our DFS business unit. Commercial loans are available primarily through term loans and are used primarily for financing dealership property, equipment, construction, facility improvements, and working capital. Dealers generally pay a variable interest rate on commercial loans.

In establishing a commercial loan, we conduct a comprehensive review of the dealership, including a review of its business operations and management, any credit reports, financial statements, tax returns, bank references, or other available historical credit information and a review of the personal financial statements of the dealership’s individual owner(s). Once the loan has been approved, we maintain an ongoing review process of the dealership we finance, which we believe is consistent with industry practices.

Commercial loans are generally secured by the associated properties, inventory, and other dealership assets. In addition, we generally obtain a personal guarantee from the dealership’s individual owner(s), as well as corporate guarantees from, or on behalf of, the dealership’s individual owner(s)’ other dealerships. Although our commercial loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover our exposure. Commercial loans are considered delinquent when any payment is contractually past due.

DFS also utilizes DFNET to administer its portfolio of commercial loans. In the United States, commercial loans are originated through our headquarters in California and serviced through our regional offices in California, Texas, Massachusetts, Illinois, North Carolina, Delaware, and Georgia. In Canada, commercial loans are originated at HCFI’s headquarters in Ontario and serviced through our regional offices in Ontario and Quebec.

Competition

The automobile financing industry in the United States and Canada is very competitive. Providers of vehicle and similar product financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered, the quality of service provided to dealers and customers, and strong dealer relationships.

National and regional commercial banks, credit unions, savings and loan associations, finance companies, and other captive finance companies provide consumer financing for new and used Honda and Acura automobiles and parts and accessories and Honda motorcycles, power equipment, and marine engines. Commercial banks, finance companies, and captive finance companies of other manufacturers also provide wholesale flooring financing for Honda and Acura dealers. Our primary competition in the wholesale motorcycle, power equipment, and marine engine financing business tends to be local banks and specialty finance firms that are familiar with the particular characteristics of these businesses.

The automobile finance industry in Canada is becoming increasingly more competitive. In particular, Canadian commercial banks have become stronger competitors in the automobile consumer financing markets.

Relationships with HMC and Affiliates

The following is a description of certain of our relationships with HMC and other affiliates.

HMC and AHFC Keep Well Agreement

HMC and AHFC are parties to a keep well agreement, or the HMC-AHFC Keep Well Agreement, which became effective on September 9, 2005.

Under the terms of the HMC-AHFC Keep Well Agreement, HMC has agreed to:

•

own and hold, at all times, directly or indirectly, at least 80% of AHFC’s issued and outstanding shares of voting stock and not pledge, directly or indirectly, encumber, or otherwise dispose of any such shares or permit any of HMC’s subsidiaries to do so, except to HMC or wholly owned subsidiaries of HMC;

•

cause AHFC to, on the last day of each of AHFC’s fiscal years, have a positive consolidated tangible net worth (with “tangible net worth” for purposes of this discussion of the HMC-AHFC Keep Well Agreement understood to mean (a) shareholders’ equity less (b) any intangible assets, as determined in accordance with GAAP); and

•

ensure that, at all times, AHFC has sufficient liquidity and funds to meet its payment obligations under any Debt (with “Debt” for purposes of this discussion of the HMC-AHFC Keep Well Agreement defined as AHFC’s debt for borrowed money that HMC has confirmed in writing is covered by the HMC-AHFC Keep Well Agreement) in accordance with the terms of such Debt, or where necessary, HMC will make available to AHFC, or HMC will procure for AHFC, sufficient funds to enable AHFC to pay its Debt in accordance with its terms.

The HMC-AHFC Keep Well Agreement is not a guarantee by HMC of any Debt or other obligation, indebtedness, or liability of any kind of AHFC.

The HMC-AHFC Keep Well Agreement includes AHFC’s agreement that it will use any funds made available to it by HMC thereunder solely for fulfilling AHFC’s payment obligations in respect of Debt. Any claims of HMC arising from any provisions of funds to AHFC by HMC shall be subordinated to the claims of all holders of Debt with respect to such Debt, whether or not such claims exist at the time such funds are made available to AHFC, and HMC will not demand payment of such claims from AHFC unless and until all outstanding Debt has been paid in full.

HMC or AHFC may each terminate the HMC-AHFC Keep Well Agreement upon giving to the other party 30 days’ prior written notice and the HMC-AHFC Keep Well Agreement may be modified or amended only by the written agreement of HMC and AHFC and upon 30 days’ prior written notice to each rating agency rating any Debt. However, such termination, modification, or amendment will not be effective with respect to any Debt outstanding at the time of such termination, modification, or amendment unless: (i) such termination, modification, or amendment is permitted under the documentation governing such Debt, (ii) all affected holders of such Debt (or, in the case of Debt incurred pursuant to documentation that permits the HMC-AHFC Keep Well Agreement to be terminated, modified, or amended with the consent of less than all of the holders of such Debt, the requisite holders of such Debt) otherwise consent in writing, or (iii) with respect to Debt that is rated by one or more rating agencies at the request of HMC or AHFC, each such rating agency confirms in writing that the rating assigned to such Debt will not be withdrawn or reduced because of the proposed action.

An amendment, modification, or termination of the HMC-AHFC Keep Well Agreement (except as permitted by its terms) would constitute an event of default under certain of AHFC’s Debt and failure by HMC to meet its obligations under the HMC-AHFC Keep Well Agreement would constitute an event of default under such Debt if the failure continued for 30 days and was continuing at the time the default was declared.

Under the terms of the HMC-AHFC Keep Well Agreement, the HMC-AHFC Keep Well Agreement is not enforceable against HMC by anyone other than: (i) AHFC or (ii) if any case is commenced under the United States Bankruptcy Code (11 USC §§101 et seq.), or any successor statutory provisions, or the Bankruptcy Code, in respect of AHFC, the debtor in possession or trustee appointed by the court having jurisdiction over such proceeding. In the event of (1) a breach by HMC in performing a provision of the HMC-AHFC Keep Well Agreement and (2) the commencement of such a case under the Bankruptcy Code in respect of AHFC while any Debt is outstanding, the remedies of a holder of Debt shall include the right, if no proceeding in respect of AHFC has already been commenced in such case, to file a petition in respect of AHFC thereunder with a view to the debtor in possession, or the trustee appointed by the court having jurisdiction over such proceeding, pursuing AHFC’s rights under the HMC-AHFC Keep Well Agreement against HMC. However, all holders of outstanding Debt may (i) demand in writing that AHFC enforce its rights under the HMC-AHFC Keep Well Agreement and (ii) proceed directly against HMC to enforce compliance by HMC with its obligations under the HMC-AHFC Keep Well Agreement if AHFC fails or refuses to take action to enforce its rights under that agreement within 30 days following AHFC’s receipt of demand for such enforcement by such holder.

The HMC-AHFC Keep Well Agreement is governed by and construed in accordance with the laws of the State of New York.

As consideration for HMC’s obligations under the HMC-AHFC Keep Well Agreement, AHFC has agreed to pay HMC a quarterly fee based on the amount of outstanding Debt pursuant to a support compensation agreement, dated as of October 1, 2005. AHFC incurred expenses of $13 million during fiscal year 2013 pursuant to this support compensation agreement.

HMC and HCFI Keep Well Agreement

HMC and HCFI are parties to a keep well agreement, or the HMC-HCFI Keep Well Agreement, which became effective on September 26, 2005.

Under the terms of the HMC-HCFI Keep Well Agreement, HMC has agreed to:

•

own and hold, at all times, directly or indirectly, at least 80% of HCFI’s issued and outstanding shares of voting stock and not pledge, directly or indirectly, encumber, or otherwise dispose of any such shares or permit any of HMC’s subsidiaries to do so, except to HMC or wholly owned subsidiaries of HMC;

•

cause HCFI to, on the last day of each of HCFI’s fiscal years, have a positive consolidated tangible net worth (with “tangible net worth” for purposes of this discussion of the HMC-HCFI Keep Well Agreement understood to mean (a) shareholders’ equity less (b) any intangible assets, as determined in accordance with generally accepted accounting principles in Canada); and

•

ensure that, at all times, HCFI has sufficient liquidity and funds to meet its payment obligations under any Debt (with “Debt” for purposes of this discussion of the HMC-HCFI Keep Well Agreement defined as HCFI’s debt for borrowed money that HMC has confirmed in writing is covered by the HMC-HCFI Keep Well Agreement) in accordance with the terms of such Debt, or where necessary, HMC will make available to HCFI, or HMC will procure for HCFI, sufficient funds to enable HCFI to pay its Debt in accordance with its terms.

The HMC-HCFI Keep Well Agreement is not a guarantee by HMC of any Debt or other obligation, indebtedness, or liability of any kind of HCFI.

The HMC-HCFI Keep Well Agreement includes HCFI’s agreement that it will use any funds made available to it by HMC thereunder solely for the purposes of fulfilling HCFI’s payment obligations in respect of Debt. Any claims of HMC arising from any provisions of funds to HCFI by HMC shall be subordinated to the claims of all holders of Debt with respect to such Debt, whether or not such claims exist at the time such funds are made available to HCFI, and HMC will not demand payment of such claims from HCFI unless and until all outstanding Debt has been paid in full.

HMC or HCFI may each terminate the HMC-HCFI Keep Well Agreement upon giving to the other party 30 days’ prior written notice and the HMC-HCFI Keep Well Agreement may be modified or amended only by the written agreement of HMC and HCFI and upon 30 days’ prior written notice to each rating agency rating any Debt. However, such termination, modification, or amendment will not be effective with respect to any Debt outstanding at the time of such termination, modification, or amendment unless: (i) such termination, modification, or amendment is permitted under the documentation governing such Debt, (ii) all affected holders of such Debt (or, in the case of Debt incurred pursuant to documentation that permits the HMC-HCFI Keep Well Agreement to be terminated, modified, or amended with the consent of less than all of the holders of such Debt, the requisite holders of such Debt) otherwise consent in writing, or (iii) with respect to Debt that is rated by one or more rating agencies at the request of HMC or HCFI, each such rating agency confirms in writing that the rating assigned to such Debt will not be withdrawn or reduced because of the proposed action.

An amendment, modification, or termination of the HMC-HCFI Keep Well Agreement (except as permitted by its terms) would constitute an event of default under certain of HCFI’s Debt and failure by HMC to meet its obligations under the HMC-HCFI Keep Well Agreement would constitute an event of default under such Debt if the failure continued for 30 days and was continuing at the time the default was declared.

Under the terms of the HMC-HCFI Keep Well Agreement, the HMC-HCFI Keep Well Agreement is not enforceable against HMC by anyone other than: (i) HCFI or (ii) if any case is commenced under the Canadian Bankruptcy and Insolvency Act, the Canadian Companies’ Creditors Arrangement Act, or the Canadian Winding Up and Restructuring Act by or against HCFI, the debtor in possession or trustee or receiver appointed by the court having jurisdiction over such proceeding. In the event of (1) a breach by HMC in performing a provision of the HMC-HCFI Keep Well Agreement and (2) the insolvency of HCFI while any Debt is outstanding, the remedies of a holder of Debt shall include the right, if no proceeding in respect of HCFI has already been commenced in such proceeding, to file an application in respect of HCFI for the appointment of a trustee or receiver by the court having jurisdiction over such proceeding in order to pursue HFCI’s rights under the HMC-HCFI Keep Well Agreement against HMC. However, all holders of outstanding Debt may (i) demand in writing that HCFI enforce its rights under the HMC-HCFI Keep Well Agreement and (ii) proceed directly against HMC to enforce compliance by HMC with its obligations under the HMC-HCFI Keep Well Agreement if HCFI fails or refuses to take action to enforce its rights under that agreement within 30 days following HCFI’s receipt of demand for such enforcement by such holder.

The HMC-HCFI Keep Well Agreement is governed by and construed in accordance with the laws of the State of New York.

As consideration for HMC’s obligations under the HMC-HCFI Keep Well Agreement, HCFI has agreed to pay HMC a quarterly fee based on the amount of outstanding Debt pursuant to a support compensation agreement, dated as of October 1, 2005. HCFI incurred expenses of $2 million during fiscal year 2013 pursuant to this support compensation agreement.

Incentive Financing Programs

AHM and HCI sponsor incentive financing programs in the United States and Canada, as applicable, to purchasers and lessees of Honda and Acura products and authorized dealers of Honda and Acura products. Pursuant to these programs, AHM or HCI, as applicable, pays us a subsidy that enables us to realize a market yield on any financing contract we indirect or directly finance under the programs. These subsidy payments supplement the revenues on our financing products offered under our incentive financing programs.

Related Party Debt

AHFC routinely issues fixed rate short-term notes to AHM to fund AHFC’s general corporate operations. HCFI routinely issues fixed rate short-term notes to HCI to fund HCFI’s general corporate operations. See Note 4—Debt of Notes to Consolidated Financial Statements for further information regarding our related party debt.

Vehicle Service Contract Administration

We receive fees to perform administrative and marketing services for vehicle service contracts issued by AHM, AHPPC, and HCI. See “—Consumer Financing—Other Consumer Products—Vehicle Service Contracts” for more information on vehicle service contracts.

Shared Services

Honda North America Services, LLC, or HNAS, a wholly owned subsidiary of AHM, is a shared services company which provides services to Honda’s operations, including our operations, across North America. HNAS provides us with information technology services.

Honda North America, Inc., or HNA, a wholly owned subsidiary of HMC, has agreed to provide us with advisory, legal, risk management, and auditing services pursuant to a shared services agreement. In particular, pursuant to the shared services agreement, HNA schedules and conducts the audits of our departments, divisions, and offices and provides legal services. HNA is paid a compensation fee for these services.

We also share certain common expenditures with HCI, including data processing services, insurance policies and software development and facilities.

Benefit Plans

Our employees participate in various employee benefit plans that are sponsored by AHM and HCI.

Income taxes

AHFC and its United States subsidiaries are included in the consolidated United States federal income tax returns of AHM and many consolidated or combined state and local income tax returns of AHM. In some cases AHFC and its United States subsidiaries file tax returns separately as required by certain state and local jurisdictions. AHFC and its United States subsidiaries provide their share of the consolidated or combined income tax on a separate return basis pursuant to an intercompany federal, state, and local income tax allocation agreement, or the intercompany tax allocation agreement, with AHM. AHFC and its applicable United States subsidiaries file a separate California return based on California’s worldwide income and apportionment rules. To the extent AHFC and its United States subsidiaries have taxable losses in AHM’s consolidated federal and consolidated or combined state and local tax returns, AHM reimburses AHFC and its United States subsidiaries, as applicable, to the extent the losses are utilized by AHM or another member of the consolidated or combined return group in the current or a future year, under the terms of the intercompany tax allocation agreement.

HCFI does not file federal, state or local income tax returns in the United States. Consequently, HCFI does not participate in the intercompany tax allocation agreement that AHFC and its United States subsidiaries have with AHM.

Repurchase Agreements

We have entered into agreements with AHM and HCI that provide for the repurchase of any new, unused, undamaged, and unregistered vehicle or equipment repossessed by us from a dealer in the United States and Canada, respectively, who defaulted under the terms of its wholesale flooring agreement with us at the net cost of the financing we provided.

Geographic Concentration

As of March 31, 2013, approximately 15% and 10% of the outstanding retail loans and leases we acquired in the United States were originated in California and New York, respectively. Any material adverse changes to the economies or applicable laws in these states could have a material adverse effect on our financial condition and results of operations.

Seasonality

We are subject to seasonal variations in credit losses, which are historically higher in the first and fourth quarters of the calendar year. This seasonality does not have a significant impact on our results of operations.

Employee Relations

At March 31, 2013, we had 1,331 employees. We consider our employee relations to be satisfactory. We are not subject to any collective bargaining agreements with our employees.

Governmental Regulations

Our operations are subject to regulation, supervision, and licensing under various United States, Canadian, state, provincial, and local statutes, ordinances and regulations. In light of the current conditions in the global finance markets, regulators have increased their focus on the regulation of the financial services industry. As a result, there have been and may continue to be proposals for laws and regulations that could increase the scope and nature of laws and regulations that are currently applicable to us. We actively monitor proposed changes to relevant legal and regulatory requirements in order to maintain our compliance. The cost of our ongoing compliance efforts has not had a material adverse effect on our results of operations, cash flows, or financial condition although future compliance efforts may have such an effect.

United States

Our consumer financing operations in the United States are regulated under both federal and state laws, including consumer protection statutes and related regulations. These operations may be governed by, among other laws, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Consumer Leasing Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Right to Financial Privacy Act, the Servicemembers Civil Relief Act, the Telephone Consumer Protection Act, and other similar laws.

The Dodd-Frank Act was signed into law in 2010. The scope of the Dodd-Frank Act has broad implications for the financial services industries, including automotive financing, securitizations and derivatives, and requires the development, adoption, and implementation of many regulations which will impact the offering, marketing, and regulation of consumer financial products and services offered by financial institutions. Among other things, the Dodd-Frank Act may require certain loan originators and securitizers of asset-backed securities to retain at least 5% of the credit risk in assets it transfers through a securitization. The Dodd-Frank Act also created a new liquidation framework, known as the orderly liquidation authority, under which the Federal Deposit Insurance Corporation may be appointed as receiver for certain bank holding companies and other nonbank financial companies for purposes of liquidating the entity if, among other conditions, it is determined such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau, or the CFPB, which has broad rule-making, examination and enforcement authority with respect to the laws and regulations that apply to consumer financial products and services, such as the extension of credit to finance the purchase of automobiles. The CFPB has examination authority over certain nonbanks and it is possible that the CFPB may examine us in the future. Among other goals, the CFPB seeks to ensure that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from unfair and deceptive practices. While the impact of the CFPB on our business remains uncertain, the CFPB may be increasing its focus on auto finance. CFPB action with respect to regulation, examination and enforcement, if any, may increase our compliance costs, require changes in our business practices, affect our competitiveness, impair our profitability, harm our reputation, or otherwise adversely affect our business. The CFPB, together with the U.S. Department of Justice, have contacted us, and we believe other auto finance providers, to request information about whether discretionary pricing practices of dealers originating retail installment sale contracts raise fair lending issues for banks and finance companies that purchase the contracts from dealers. We are voluntarily cooperating with the request for information. Although neither the CFPB nor the U.S. Department of Justice has alleged any wrongdoing on our part, we cannot predict the outcome of the inquiry.

In addition, the CFPB has recently become more active in investigating the sale of “add-on” products and services by credit providers, including banks and other finance companies engaged in auto finance activities. In 2012, the CFPB announced various enforcement actions against credit card issuers in connection with the sale of credit protection and other services that involved significant penalties, cease and desist orders, and other remedies. If similar enforcement actions are applied to the sale of extended warranties or other products or services in the auto finance industry, it may impact the products and services we offer, or our operations. If the CFPB concluded that we are not in compliance with applicable rules and regulations, we may be required to cease or alter certain of our business practices, which could have a material adverse effect on our financial condition and results of operations.

Federal regulatory agencies have issued numerous rulemakings to implement various requirements of the Dodd-Frank Act, but many of these rules remain in proposed form. Agencies have issued rules establishing a comprehensive framework for the regulation of derivatives, providing for the regulation of non-bank financial institutions that pose systemic risk, and requiring sponsors of asset-backed securities to retain an ownership stake in securitization transactions. Although we have analyzed these and other rulemakings, the absence of final rules in some cases and the complexity of some of the proposed rules make it difficult for us to estimate the financial, compliance and operational impacts.

Our consumer financing activities are regulated by various federal laws, including those described below.

•

The Equal Credit Opportunity Act is designed to prevent credit discrimination on the basis of certain protected classes, requires the distribution of specified credit decision notices and limits the information that may be requested and considered in a credit transaction.

•	The Truth in Lending Act and the Consumer Leasing Act place disclosure and substantive transaction restrictions on consumer credit and leasing transactions.

•

The Fair Credit Reporting Act imposes restrictions and requirements regarding our use and sharing of credit reports, the reporting of data to credit reporting agencies, credit decision notices, the accuracy and integrity of information reported to the credit reporting agencies, and identity theft prevention requirements.

•

The Gramm-Leach-Bliley Act restricts the disclosure of nonpublic personal information about consumers by financial institutions, unless specific disclosures are made, and prohibits the sharing of account number information for certain marketing purposes.

•	The Right to Financial Privacy Act restricts the disclosure of customers’ financial records to federal government agencies.

•

The Servicemembers Civil Relief Act is federal legislation that provides special protection to customers in military service and is designed to protect military personnel from personal hardship or loss resulting from financial obligations while in service.

•

The Telephone Consumer Protection Act prohibits the initiation of telephone calls using automatic telephone dialing systems and prerecorded messages to cell phones or other services in which the person is charged for the call, unless the person gives prior express consent.

Our consumer financing activities are also subject to state laws and regulations. Many states have enacted rules that regulate how we may communicate with customers, third parties, and attorneys and that prohibit certain debt collection activities. A majority of states have enacted legislation establishing licensing requirements to conduct consumer financing activities. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specified time period has lapsed. Some states have enacted privacy laws restricting the disclosure of customers’ financial records to state agencies. Certain states impose limits on the maximum rate of consumer finance charges. In other states, the margin between the present statutory maximum interest rates and borrowing costs is sufficiently narrow that, in periods of rapidly increasing or high interest rates, there could be an adverse effect on our consumer financing operations in these states if we are unable to pass on our increased interest costs to our customers or dealers. We may also be subject to additional contract disclosures beyond those required under federal law where states may impose statutory liability if we fail to comply. We are also periodically subject to state audits which monitor our compliance with consumer and other regulations.

Currently, United States federal and state regulations have no material effect on our dealer financing operations. We continually review our methods of doing business to comply with applicable law. Future administrative rulings, judicial decisions, legislation, and regulation in this area may require further modification of our business, which could be significant.

Canada

The consumer financing operations of HCFI are regulated under both Canadian federal and provincial law. HCFI is in compliance with the applicable corporate statutes and regulations of the federal government of Canada, its jurisdiction of incorporation.

ITEM 1A.	RISK FACTORS

Investors should review carefully the following risk factors and the other information in this registration statement. The realization of any of the risks referenced herein could have a material adverse effect on our business, results of operations, cash flows, financial condition, and prospects, and on our ability to service our indebtedness. There may be additional risks and uncertainties (either currently unknown or not currently believed to be material) that could have a material adverse effect on our business, results of operations, cash flows, financial condition, or prospects, or on our ability to service our indebtedness. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to Our Business

Our results of operations, cash flows, and financial condition are substantially dependent upon HMC and the sale of Honda and Acura products and any decline in the financial condition of HMC or the sales of Honda and Acura products could have a materially unfavorable impact on our financial condition, cash flows, and results of operations.

Our results of operations, cash flows, and financial condition are substantially dependent upon the sale of Honda and Acura products in the United States and Canada. Any prolonged reduction or suspension of HMC’s production or sales of Honda or Acura products in the United States or Canada resulting from a decline in demand, a change in consumer preferences, a decline in the actual or perceived quality, safety, or reliability of Honda and Acura products, a reduction of incentive financing programs, volatility in fuel prices, continued economic stagnation or the occurrence of a recession, a financial crisis, a work stoppage, governmental action, including a change in regulation, adverse publicity, a recall, a war, a use of force by foreign countries, a terrorist attack, a multinational conflict, a natural disaster, an epidemic, or similar events could have a substantially unfavorable effect on us.

The production and sale of HMC’s automotive products will depend significantly on HMC’s ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully, which ability is subject to several risks, including:

•	any prolonged reduction or suspension of HMC’s production or sales as discussed above;

•	discovery of defects in vehicles or recall campaigns;

•	volatility in the price of automobiles, motorcycles, marine engines, and power products;

•	currency and interest rate risks affecting HMC’s pricing of products sold and materials purchased and any derivative financial instruments used to hedge against these risks;

•	extensive environmental and government regulation of the automotive, motorcycle, and power product industries;

•	the inability of HMC to protect and preserve its valuable intellectual property;

•	legal proceedings, which could adversely affect HMC’s business, financial condition, cash flows, or results of operations;

•	HMC’s reliance on external suppliers for the provision of raw materials and parts used in the manufacturing of its products;

•	increased costs from conducting business worldwide;

•	inadvertent disclosures of confidential information despite internal controls and procedures; and

•	pension costs and benefit obligations.

Additionally, our credit ratings depend, in large part, on the existence of the keep well agreements with HMC and on the financial condition and results of operations of HMC. If these arrangements (or replacement arrangements acceptable to the rating agencies, if any) become unavailable to us, or if a credit rating of HMC is lowered, our credit ratings will also likely be adversely impacted, leading to higher borrowing costs.

Because our operations are heavily dependent on retail sales of motor vehicles and other retail products, a decline in general business and economic conditions can have a significant adverse impact on our results of operations, cash flows, and financial condition.

Because our operations are heavily dependent on retail sales of motor vehicles and other retail products, general business and economic conditions have a significant impact on our operations. In particular, changes in the following events can adversely affect our results of operations, cash flows, and financial condition:

•	changes in the United States or Canadian economies;

•	changes in the overall market for consumer financing or dealer financing;

•	changes in the United States and Canadian regulatory environment;

•	a decline in the new or used vehicle market;

•	increased fuel prices;

•	inflation; and

•	the fiscal and monetary policies in the countries in which we issue debt.

Elevated levels of market disruption and volatility could adversely affect our ability to access the global capital markets in a similar manner and at a similar cost as we have had in the past. These market conditions could also have an adverse effect on our results of operations, cash flows, and financial condition by diminishing the value of financing assets. If, as a result, we increase the rates we charge to our customers and dealers, our competitive position could be negatively affected.

Additionally, the United States and Canada have experienced a period of economic slowdown and a recession. This period has been accompanied by decreases in consumer demand for automobiles. High unemployment, decreases in home values, and lack of availability of credit may lead to increased default rates. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Dealers may also be affected by an economic slowdown or recession, which in turn may increase the risk of default of certain dealers within our wholesale flooring and commercial financing portfolios.

Fluctuations in interest rates could have an adverse impact on our results of operations, cash flows, and financial condition.

Our results of operations, cash flows, and financial condition could be adversely affected during any period of changing interest rates, possibly to a material degree. Interest rate risks arise from the mismatch between assets and the related liabilities used for funding. We have entered into contracts to provide consumer financing, dealer financing, incentive financing, originations and servicing, all of which are exposed, in varying degrees, to changes in value due to movements in interest rates. Further, an increase in interest rates could increase our costs of providing dealer and consumer financing originations, which could, in turn, adversely affect our financing origination volumes because financing can be less attractive to our customers and dealers and qualifying for financing may be more difficult.

We monitor the interest rate environment and enter into various financial instruments, including interest rate and basis swaps, to manage our exposure to the risk of interest rate fluctuations. However, our hedging strategies may not fully mitigate the impact of changes in interest rates. Further, these instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. See “—The failure or commercial soundness of our counterparties and other financial institutions may have an adverse effect on our results of operations, cash flows, or financial condition” below.

Our results of operations, cash flows, and financial condition may be adversely affected because of currency risk.

Currency risk or exchange rate risk refers to potential changes of value of financial assets, including Canadian dollar denominated finance receivables, foreign currency denominated debt or derivatives used to manage exposure on foreign currency denominated debt in response to fluctuations in exchange rates of various currencies, including, without limitation, the U.S. dollar, the Canadian dollar, the Japanese yen and the Euro. Changes in exchange rates can have adverse effects on our results of operations, cash flows, and financial condition.

We monitor the exchange rate environment and enter into various financial instruments, including currency swap agreements, to manage our exposure to the risk of exchange rate fluctuations. However, our hedging strategies may not fully mitigate the impact of changes in exchange rates. Further, these instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. See “—The failure or commercial soundness of our counterparties and other financial institutions may have an adverse effect on our results of operations, cash flows, or financial condition” below.

We need substantial capital to finance our operations and a disruption in our funding sources and access to the capital markets would have an adverse effect on our results of operations, cash flows, and financial condition.

We depend on a significant amount of financing to operate our business. Our business strategies utilize diverse sources to fund our operations, including the issuance of commercial paper and medium term notes, asset-backed securities and bank loans and borrowings from AHM and HCI, as applicable.

The availability of these financing sources at the prices we desire may depend on factors outside of our control, including our credit ratings, disruptions to the capital markets, the fiscal and monetary policies of the federal government, and government regulations. In the event that we are unable to raise the funds we require at reasonable rates, we will either have to curtail our various loan origination activities or incur the effects of increased costs of operation. Reducing loan origination activities or increasing the rates we charge consumers and dealers to accommodate increased costs of operation may adversely affect our ability to remain preferred sources of financing for consumers and dealers for Honda and Acura products and will have an adverse effect on our results of operations, cash flows, and financial condition. An increase in costs of operations will have an adverse effect on our results of operations by increasing interest expense, thereby reducing net interest income.

Our borrowing costs and access to the debt capital markets depend significantly on our credit ratings, the credit ratings of HMC and the keep well agreements.

The cost and availability of financing is influenced by credit ratings, which are intended to be an indicator of the creditworthiness of a particular company, security, or obligation. Our credit ratings depend, in large part, on the existence of the keep well agreements with HMC and on the financial condition and results of operations of HMC. If these arrangements (or replacement arrangements acceptable to the rating agencies, if any) become unavailable to us, or if a credit rating of HMC is lowered, our credit ratings will also likely be adversely impacted, leading to higher borrowing costs.

Credit rating agencies that rate the credit of HMC and its affiliates, including AHFC, may qualify, alter, or terminate their ratings at any time. Global economic conditions and other geopolitical factors may directly or indirectly affect such ratings. Any downgrade in the sovereign credit ratings of the United States, Japan, or Canada may directly or indirectly have a negative effect on the ratings of HMC and AHFC. Downgrades, the change to a negative outlook, or placement on review for possible downgrades of such ratings could result in an increase in our borrowing costs as well as reduced access to global unsecured debt capital markets. These factors would have a negative impact on our business, including our competitive position, results of operations and financial condition.

We are subject to consumer and dealer credit risk, which could adversely impact our results of operations, cash flows, and financial condition.

Credit risk is the risk of loss arising from the failure of a consumer or dealer to meet the terms of any contract with us or otherwise fail to perform as agreed. Credit losses are an expected cost of extending credit. The majority of our credit risk is with consumer financing, and to a lesser extent, with dealer financing. Our level of credit risk on our consumer financing portfolios is influenced primarily by two factors: the total number of contracts that default, and the amount of loss per occurrence, net of recoveries, which in turn are influenced by various factors, such as the used vehicle market, our purchase quality mix, contract term lengths, operational changes, and certain economic factors such as unemployment rates, levels of consumer debt service burden and personal income growth rates. Our level of credit risk on our dealer financing portfolio is influenced primarily by the financial strength of dealers within the portfolio, the concentration of dealers demonstrating financial strength, the quality of the collateral securing the financing within the portfolio and other economic factors. An increase in credit risk would increase our provision for credit losses, which would have a negative impact on our results of operations, cash flows, and financial condition.

We manage credit risk by managing the credit quality of our consumer financing and dealer financing portfolios, pricing contracts for expected losses and focusing collection efforts to minimize losses. However, our monitoring of credit risk and our efforts to mitigate credit risk may not be sufficient to prevent a material adverse effect on our results of operations, cash flows, and financial condition.

We are exposed to residual value risk on the vehicles we lease.

Customers of leased vehicles typically have an option to buy the vehicle for the contractual residual value of the vehicle or to return the vehicle to the dealer at the end of the lease term. Likewise, dealers have the option to buy the vehicle returned by the customer at its contractual residual value or market value or to return the vehicle to us. Residual value risk is the risk that the estimated residual value at lease origination will not be recoverable at the end of the lease term. When the market value of a leased vehicle at contract maturity is less than its contractual residual value, there is a higher probability that the vehicle will be returned to us. As a result, we are exposed to risk of loss on the disposition of leased vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at termination. Among the factors that can affect the value of returned lease vehicles are the volume of vehicles returned, adverse economic conditions, preferences for particular types of vehicles, new vehicle pricing, new vehicle incentive financing programs, new vehicle sales, the actual or perceived quality, safety, or reliability of vehicles, future plans for new Honda and Acura product introductions, competitive actions and behavior, product attributes of popular vehicles, the mix of used vehicle supply, the level of current used vehicle values, and fuel prices.

We maintain projections for expected residual values and return volumes of the vehicles we lease. Actual proceeds realized by us upon sales of returned leased vehicles at lease termination may be lower than the amount projected, which would reduce the profitability of the lease transaction and could have the potential to adversely affect our results of operations generally.

The failure or commercial soundness of our counterparties and other financial institutions may have an adverse effect on our results of operations, cash flows, or financial condition.

We have exposure to many different financial institutions, and we routinely execute transactions with counterparties in the financial industry. Our debt, derivative and investment transactions, and our ability to borrow under committed and uncommitted credit facilities, could be adversely affected by the creditworthiness, actions, and commercial soundness of these other financial institutions. Deterioration of social, political, labor, or economic conditions in a specific country or region, such as current uncertainties relating to European sovereign and non-sovereign debt, may also adversely affect the ability of financial institutions, including our derivative counterparties and lenders, to perform their contractual obligations. Financial institutions are interrelated as a result of trading, clearing, lending, and other relationships, and as a result, financial and political difficulties in one country or region may adversely affect financial institutions in other jurisdictions, including those with which we have relationships. The failure of any financial institutions and other counterparties to which we have exposure, directly or indirectly, to perform their contractual obligations, and any losses resulting from that failure, could have a material adverse effect on our results of operations, cash flows, or financial condition.

If we are unable to compete successfully or if competition continues to increase in the businesses in which we operate, our results of operations, cash flows, and financial condition could be materially and adversely affected.

The automobile and motorcycle financing industries in the United States and Canada are highly competitive. We compete with national and regional commercial banks, credit unions, savings and loan associations, finance companies, and other captive finance companies that provide consumer financing for new and used Honda and Acura automobiles and parts and accessories and Honda motorcycles, power equipment, and marine engines. Additionally, Canadian commercial banks have become stronger competitors in the automobile consumer financing markets. Commercial banks, finance companies, and captive finance companies of other manufacturers also provide wholesale flooring financing for Honda and Acura dealers. Our primary competition in the wholesale motorcycle, power equipment, and marine engine financing business tends to be local banks and specialty finance firms that are familiar with the particular characteristics of these businesses. Our inability to compete successfully, as well as increases in competitive pressures, could have an adverse impact on our contract volume, market share, revenues, and margins and have a material adverse effect on us. Providers of vehicle financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered, the quality of service provided to dealers and customers, and strong dealer relationships.

Our results of operations may be adversely affected by the prepayment of our financing contracts.

Our financing contracts may be repaid by borrowers at any time at their option. Early repayment of contracts will limit the amount of earnings we would have otherwise generated under those contracts and we may not be able to reinvest the portions repaid early immediately into new loans or loans with similar pricing.

Changes in laws and regulations, or the application thereof, may adversely affect our business, results of operations, cash flows, and financial condition.

Our operations are subject to regulation, supervision, and licensing under various United States, Canadian, state, provincial, and local statutes, ordinances, and regulations. A failure to comply with applicable regulatory, supervisory, or licensing requirements may adversely affect our business, results of operations, cash flows, and financial condition. In light of the current conditions in the global finance markets, regulators have increased their focus on the regulation of the financial services industry. As a result, there have been and may continue to be proposals for laws and regulations that could increase the scope and nature of laws and regulations that are currently applicable to us. Any change in such laws and regulations, whether in the form of new or amended laws or regulations, regulatory policies, supervisory action, or the application of any of the above, may adversely affect our business, results of operations, cash flows, and financial condition by increasing our costs to comply with the new laws, prohibiting or limiting the amount of certain revenues we currently receive, or constraining certain collection or collateral recovery action which are currently available to us.

United States federal financial regulatory reform could have a significant impact on our business, results of operations, cash flows, and financial condition.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, to reform practices in the financial services industries, including automotive financing, securitizations, and derivatives. Although the Dodd-Frank Act generally took effect on July 22, 2010, many provisions did not take effect for some time, some provisions are still not effective and many provisions require implementing regulations to be issued. The Dodd-Frank Act is extensive and significant legislation that, among other things:

•

created a liquidation framework for purposes of liquidating certain bank holding companies or other nonbank financial companies determined to be “covered financial companies,” and certain of their respective subsidiaries, defined as “covered subsidiaries,” if, among other conditions, it is determined such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States;

•

created the CFPB, a new agency with broad rule-making examination and enforcement authority with respect to the laws and regulations that apply to consumer financial products and services, such as the extension of credit to finance the purchase of automobiles;

•	created a new framework for the regulation of over-the-counter derivatives activities; and

•	strengthened the regulatory oversight of securities and capital markets activities by the Securities and Exchange Commission, or SEC.

The scope of the Dodd-Frank Act has broad implications for the financial services industry, including us, and requires the implementation of numerous rules and regulations. The Dodd-Frank Act impacts the offering, marketing, and regulation of consumer financial products and services offered by financial institutions. The CFPB has examination authority over certain nonbanks and it is possible that the CFPB may examine us in the future. Among other goals, the CFPB seeks to ensure that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from unfair and deceptive practices.

The potential impact of the Dodd-Frank Act and its implementing rules and regulations may include supervision and examination, limitations on our ability to expand product and service offerings and new or modified disclosure requirements. While the impact of the CFPB on our business remains uncertain, the CFPB may be increasing its focus on auto finance. In addition, compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB, or other government entities may impose costs on, create operational constraints for, or place limits on pricing with respect to, finance companies such as us. As a result, our competitiveness may be affected, impairing our profitability.

Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. Federal regulatory agencies are given significant discretion in drafting the rules and regulations necessary to implement the Dodd-Frank Act, and, consequently, the effects of the Dodd-Frank Act on the capital markets and the consumer finance industry may not be known for some time. The Dodd-Frank Act and its implementing rules and regulations could impose additional costs on us and adversely affect our ability to conduct our business. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on our business, results of operations, cash flows, or financial condition.

Adverse economic conditions or changes in laws in states in which we have customer concentrations may negatively affect our results of operations, cash flows, and financial condition.

We are exposed to geographic concentration risk in our consumer financing operations. As of March 31, 2013, approximately 15% and 10% of the outstanding retail loans and leases we acquired in the United States were originated in the states of California and New York, respectively. Factors adversely affecting the economy and applicable laws in those states could have an adverse effect on our results of operations, cash flows, and financial condition.

A failure or interruption in our operations could adversely affect our results of operations and financial condition.

Operational risk is the risk of loss resulting from, among other factors, inadequate or failed processes, systems or internal controls, theft, fraud, cybersecurity breaches, or natural disasters. Operational risk can occur in many forms including, but not limited to, errors, business interruptions, failure of controls, inappropriate behavior or misconduct by our employees or those contracted to perform services for us, and vendors that do not perform in accordance with their contractual agreements. These events can potentially result in financial losses or other damage to us, including damage to our reputation.

We rely on internal and external information and technological systems to manage our operations and are exposed to risk of loss resulting from breaches in the security or other failures of these systems. We collect and store certain personal and financial information from customers, related parties, and employees. We also store confidential business and technical information. Security breaches could expose us to a risk of loss of this information, regulatory scrutiny, claims for damages, actions, and penalties, litigation, reputational harm, and a loss of confidence that could potentially have an adverse impact on future business with current and potential customers. In addition, any upgrade or replacement of our major legacy transaction systems, including our planned upgrade to our electronic originations systems, could have a significant impact on our ability to conduct our core business operations and increase our risk of loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information and transaction systems. These factors could have an adverse effect on our results of operations, cash flows, and financial condition.

We also rely on a framework of internal controls designed to provide a sound and well-controlled operating environment. Due to the complexity of our business and the challenges inherent in implementing control structures across large organizations, control issues could be identified in the future that could have a material adverse effect on us.

Our pension costs and the pension costs of HMC, AHM and HCI may affect our financial condition, cash flows, and results of operations.

Our employees participate in AHM’s and HCI’s pension plans. HMC also has a pension plan but our employees do not participate in that plan. The amount of pension benefits and lump-sum payments provided in those plans are primarily based on the combination of years of service and compensation. HMC, AHM, and HCI each make periodic contributions to their respective benefit plans as required by applicable regulations and we reimburse AHM and HCI for the pension plan costs incurred due to the participation of our employees. Since benefit obligations and pension costs are based on many assumptions, including the discount rate, the rate of salary increase, and the expected long-term rate of return on plan assets, differences in actual expenses and costs or changes in those assumptions could affect HMC’s, AHM’s, HCI’s, and our cash contributions and liquidity. Under the Employee Retirement Income Security Act of 1974, we are liable for the obligations under these pension plans, even if our employees do not participate in the HMC plan or the obligations of the plans exceed the amount of payments due to our employees.

ITEM 2.	FINANCIAL INFORMATION.

Selected Historical Consolidated Financial Information

The following information is a summary only and should be read in conjunction with, and is qualified in its entirety by reference to, the information contained in “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this registration statement.

We derived the consolidated balance sheet data as of March 31, 2013 and 2012 and the consolidated statements of income data for the fiscal years ended March 31, 2013, 2012, and 2011 from our audited consolidated financial statements included elsewhere in this registration statement. We derived the consolidated balance sheet data as of March 31, 2011 from our audited consolidated financial statements that are not included in this registration statement.

	For the fiscal years ended March 31,
	2013	2012	2011
	(U.S. dollars in millions)
Statement of Income Data
Revenues:
Retail loans and direct financing leases	$1,644	$1,852	$2,084
Operating leases	4,008	3,700	3,537
Dealer loans	108	85	100

Total revenues	5,760	5,637	5,721
Depreciation on operating lease	3,038	2,637	2,473
Interest expense	806	847	946

Net revenues	1,916	2,153	2,302
Gain on disposition of lease vehicles	59	102	140
Other income	118	106	116

Total net revenues	2,093	2,361	2,558

Expenses:
General and administrative expenses	365	366	366
Provision for credit losses	54	94	92
Early termination loss on operating leases	58	19	10
Loss on lease residual values	9	18	37
Loss (gain) on derivative instruments	143	(30)	(372)
(Gain) loss on foreign currency revaluation of debt	(188)	(96)	543

Total expenses	441	371	676

Income before income taxes	1,652	1,990	1,882
Income tax expense	650	722	713

Net income	1,002	1,268	1,169

Less: Net income attributable to noncontrolling interest	61	62	68

Net income attributable to American Honda Finance Corporation	$941	$1,206	$1,101

	As of the fiscal years ended March 31,
	2013	2012	2011
	(U.S. dollars in millions)
Balance Sheet Data
Finance receivables, net (1):
Retail loans and direct financing leases	$35,425	$34,806	$35,001
Dealer loans	4,208	3,250	3,192
Allowance for credit losses	(93)	(162)	(199)
Write-down of lease residual values	(36)	(65)	(87)

Total finance receivables, net	39,504	37,829	37,907
Investment in operating leases, net	19,348	17,732	16,270
Total assets	60,088	57,052	55,931
Debt:
Commercial paper	4,704	3,601	4,684
Related party debt	4,720	4,741	5,349
Bank loans	6,642	6,751	6,478
Medium term note programs	16,873	16,848	16,943
Secured debt	7,639	6,825	5,889
Other debt	1,571	1,801	2,161

Total debt	42,149	40,567	41,504

Total shareholder’s equity (2)	$8,876	$7,949	$$6,762

	As of and for the fiscal years ended March 31,
	2013	2012	2011
Other Key Financial Data
Ratio of earnings to fixed charges (3)	3.04x	3.34x	2.98x
Ratio of debt to shareholder’s equity	4.75x	5.10x	6.14x

(1)	Net of unearned interest, fees and subsidy income, and deferred origination costs.
(2)	Excludes noncontrolling interest in subsidiary. We have paid no dividends to date.
(3)	For the purposes of this ratio, earnings means consolidated income before income taxes plus fixed charges and fixed charges consist of interest expense and the interest portion of rental expense. One-third of all rental expense is deemed to be interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our primary focus, in collaboration with AHM and HCI, is to provide support for the sale of Honda and Acura products and maintain customer and dealer satisfaction and loyalty. To deliver this support effectively, we seek to maintain competitive cost of funds, efficient operations, and effective risk and compliance management. The primary factors influencing our results of operations, cash flows, and financial condition include the volume of Honda and Acura sales and the portion of those sales that we finance, our cost of funds, competition from other financial institutions, consumer credit defaults, and used automobile prices.

A substantial portion of our consumer financing business is acquired through incentive financing programs sponsored by AHM and HCI. The volume of incentive financing programs and the allocation of those programs between retail loans and leases may vary year to year depending upon the respective marketing strategies of AHM and HCI. AHM and HCI’s marketing strategies are based in part on their business planning, in which we do not participate, therefore we cannot predict when the level of incentive financing programs AHM and HCI sponsor may change. Our consumer financing acquisition volumes are substantially dependent on the extent to which incentive financing programs are offered. Increases in incentive financing programs generally increase our financing penetration rates, which typically results in increased revenue, net income and liquidity for us. The amount of subsidy payments we receive is dependent on the terms of the incentive financing programs and the interest rate environment. Subsidy payments are received upon acquisition and recognized in revenue throughout the life of the loan or lease; therefore a significant change in the level of incentive financing programs in a fiscal period often may not be reflected in the results of operation for that period. The amount of subsidy income we recognize in a fiscal period is dependent of the cumulative level of subsidized contracts outstanding that were acquired through incentive financing programs.

We seek to maintain high quality consumer and dealer account portfolios, which we support with strong underwriting standards, risk-based pricing, and effective collection capabilities. Our competitive cost of funds is facilitated by the diversity of our funding sources, and effective interest rate and foreign currency exchange management. We manage expenses to increase our profitability, including adjusting staffing needs based upon our business volumes and centralizing support functions. Additionally, we use risk and compliance management practices to minimize credit and residual value risks and maintain compliance with our pricing, underwriting and servicing policies at the United States, Canadian, state and provincial levels.

In our business operations, we incur costs related to funding, credit loss, residual value loss, and general and administrative expenses, among other expenses.

We analyze our operations in two business segments defined by geography: the United States and Canada. We measure the performance of our United States and Canada segments on a pre-tax basis before the effect of valuation adjustments on derivative instruments and revaluations of foreign currency denominated debt. For additional information regarding our segments, see Note 15—Segment Information of Notes to Consolidated Financial Statements. The following tables and the related discussion are presented based on our geographically segmented consolidated financial statements.

Results of Operations

The following table provides our income before income taxes for the fiscal years ended March 31, 2013, 2012, and 2011.

	For the fiscal years ended March 31,
	2013	2012	2011
	(U.S. dollars in millions)
Income before income taxes:
United States segment	$1,466	$1,809	$1,671
Canada segment	186	181	211

Total income before income taxes	$1,652	$1,990	$1,882

Comparison of Fiscal Years Ended March 31, 2013 and 2012

Our consolidated income before income taxes was $1,652 million in fiscal year 2013, compared to $1,990 million in fiscal year 2012. This decline of $338 million, or 17%, was primarily due to declines in revenue from retail loans of $184 million, direct financing leases of $24 million, and operating leases, net of depreciation, of $93 million. The decline in revenue from our consumer financing assets was partially offset by an increase in revenues from dealer loans of $23 million and a decline in interest expense of $41 million. The decline in consolidated income before income taxes was also attributable to a loss on derivative instruments of $143 million during fiscal year 2013 compared to a gain of $30 million during fiscal year 2012. The loss on derivative instruments during fiscal year 2013 was partially offset by an increase of $92 million in gains on revaluations of foreign currency denominated debt.

Comparison of Fiscal Years Ended March 31, 2012 and 2011

Our consolidated income before income taxes was $1,990 million in fiscal year 2012, compared to $1,882 million in fiscal year 2011. This increase of $108 million, or 6%, was due to gains of $96 million on revaluations of foreign currency denominated debt during fiscal year 2012 compared to losses of $543 million during fiscal year 2011, partially offset by a decline in gains on derivative instruments of $342 million. Revenues from retail loans, direct financing leases and dealer loans declined by $198 million, $34 million and $15 million, respectively, which was offset by a decline in interest expense of $99 million. Operating lease revenue, net of depreciation, was comparable for fiscal years 2012 and 2011.

Segment Results

Results of operations for the United States segment and the Canada segment for the fiscal years ended March 31, 2013, 2012, and 2011 are summarized below:

	United States Segment			Canada Segment			Consolidated
	For the fiscal years ended March 31,			For the fiscal years ended March 31,			For the fiscal years ended March 31,
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(U.S. dollars in millions)
Revenues:
Direct financing leases	$—	$—	$3	$218	$242	$273	$218	$242	$276
Retail loans	1,245	1,419	1,595	181	191	213	1,426	1,610	1,808
Dealer loans	93	72	84	15	13	16	108	85	100
Operating leases	4,008	3,700	3,537	—	—	—	4,008	3,700	3,537

Total revenues	5,346	5,191	5,219	414	446	502	5,760	5,637	5,721

Depreciation on operating leases	3,038	2,637	2,473	—	—	—	3,038	2,637	2,473
Interest expense	665	696	773	141	151	173	806	847	946

Net revenues	1,643	1,858	1,973	273	295	329	1,916	2,153	2,302
Gain on disposition of lease vehicles	45	87	119	14	15	21	59	102	140
Other income	117	101	114	1	5	2	118	106	116

Total net revenues	1,805	2,046	2,206	288	315	352	2,093	2,361	2,558

Expenses:
General and administrative expenses	307	308	292	58	58	74	365	366	366
Provision for credit losses	44	84	81	10	10	11	54	94	92
Early termination loss on operating leases	58	19	10	—	—	—	58	19	10
Loss on lease residual values	—	—	—	9	18	37	9	18	37
Loss (gain) on derivative instruments	121	(56)	(401)	22	26	29	143	(30)	(372)
(Gain) loss on foreign currency revaluation of debt	(191)	(118)	553	3	22	(10)	(188)	(96)	543

Income before income taxes	$1,466	$1,809	$1,671	$186	$181	$211	$1,652	$1,990	$1,882

Revenues

Revenues from retail loans declined by $174 million, or 12%, for the United States segment and $10 million, or 5%, for the Canada segment during fiscal year 2013 compared to fiscal year 2012. Direct financing lease revenue in the Canada segment, which is generated only in Canada, declined by $24 million, or 10%, during fiscal year 2013 compared to fiscal year 2012. These declines were primarily attributable to the declining yields on our portfolio of consumer finance receivables. In recent years, higher yielding receivables acquired in prior years have matured and have been replaced by lower yielding receivables as a result of a lower interest rate environment.

Operating lease revenue, which is generated only in the United States, increased by $308 million, or 8%, during fiscal year 2013 as compared to fiscal year 2012. The increase in operating lease revenue was due to an increase in the volume of operating leases primarily resulting from an increase in the volume of incentive financing programs AHM sponsored for operating leases in fiscal year 2013, but was offset by an increase in depreciation as discussed below under “—Depreciation on operating leases”.

Revenues from dealer loans increased by $21 million, or 29%, in the United States segment and $2 million, or 15%, in the Canada segment during fiscal year 2013 as compared to fiscal year 2012. Lower yields on wholesale flooring loans due to a lower interest rate environment were more than offset by the increase in revenue due to higher volumes of wholesale flooring loans outstanding during fiscal year 2013. Wholesale flooring loan volumes were negatively impacted during fiscal year 2012 due to the disruptions in the supply of new vehicles resulting from natural disasters in Japan and Thailand.

The portion of our total revenues from subsidy income increased to $996 million during fiscal year 2013 as compared to $924 million during fiscal year 2012 which was an increase of $72 million, or 8%. This increase was attributable to the cumulatively higher volume of incentive financing programs in recent fiscal years.

Depreciation on operating leases

Depreciation on operating leases increased by $401 million, or 15%, during fiscal year 2013 compared to fiscal year 2012 primarily due to an increase in operating lease assets. The increase in depreciation was also due in part to a slight reduction in estimated residual values as used vehicle prices in the United States declined during fiscal year 2013 from historical highs experienced in fiscal year 2012.

Operating lease revenue, net of depreciation, declined by $93 million, or 9%, despite the increase in operating lease assets. The decline in net operating lease revenue is primarily attributable to the lower interest rate environment which results in lower rent charges on more recently acquired operating leases.

Interest expense

Interest expense declined by $31 million, or 4%, in the United States segment and $10 million, or 7%, in the Canada segment during fiscal year 2013 as compared to fiscal year 2012. The decline in interest expense is primarily due to lower interest rates, which was partially offset by an increase in outstanding debt. The decline in interest rates was due to a combination of lower interest rates on variable rate debt, a change in the mix of funding sources, and the maturity of debt with higher interest rates. See “—Liquidity and Capital Resources” for more information.

Gain on disposition of lease vehicles

Gain on disposition of lease vehicles declined by $43 million, or 42%, during fiscal year 2013 as compared to fiscal year 2012 primarily due to a slight decline in used vehicle prices in fiscal year 2013 from the historical highs experienced in fiscal year 2012 in the United States.

Provision for credit losses

In the United States segment, the provision for credit losses declined by $40 million, or 48%, during fiscal year 2013 as compared to fiscal year 2012. This decline was attributable to lower allowances for credit losses and charge-offs on our finance receivables. Charge-offs and delinquencies remained at historically low levels reflecting the credit quality of our portfolio of finance receivables. In the Canada segment, the provision for credit losses for fiscal year 2013 was consistent with fiscal year 2012. See “—Financial Condition—Credit Risk” for more information.

Early termination losses on operating leases

Early termination losses on operating leases increased by $39 million, or 205%, during fiscal year 2013 as compared to fiscal year 2012 primarily as a result of the increase in the volume of operating lease assets.

Loss on lease residual values

Losses on lease residual values declined by $9 million, or 50%, during fiscal year 2013 as compared to fiscal year 2012 due to lower auction losses in Canada during fiscal year 2013.

Gain (loss) on derivative instruments

We recognized losses on derivative instruments of $143 million during fiscal year 2013 as compared to gains of $30 million during fiscal year 2012. The United States segment recognized losses of $121 million and the Canada segment recognized losses of $22 million during fiscal year 2013.

Losses in the United States segment during fiscal year 2013 were primarily attributable to losses on cross currency swaps due to the United States dollar strengthening against both the Euro and Japanese yen and losses on pay fixed / receive float interest rate swaps due to lower interest rates. These losses were partially offset by gains on pay float / receive fixed interest rate swaps. During fiscal year 2012, the United States segment recognized gains on cross currency swaps due to the United States dollar weakening against the Japanese yen and gains on pay float / receive fixed interest rate swaps due to lower interest rates which was partially offset by losses on cross currency swaps due to the United States dollar strengthening against the Euro and losses on pay fixed / received float interest rate swaps.

Losses in the Canada segment during fiscal years 2013 and 2012 were primarily attributable to losses on pay fixed / receive float interest rate swaps due to lower interest rates. See “—Derivatives” and “—Quantitative and Qualitative Disclosure About Market Risk” for more information.

Gain (loss) on foreign currency revaluation of debt

We recognized a gain on the revaluation of foreign currency denominated debt of $188 million during fiscal year 2013 compared to a gain of $96 million during fiscal year 2012. The gain during fiscal year 2013 was attributable to the United States dollar strengthening against both the Euro and Japanese yen. The gain during fiscal year 2012 was attributable to the United States dollar strengthening against the Euro. The benefit to fiscal year 2013 earnings from the revaluation of foreign currency denominated debt was partially offset by losses on the related cross currency swaps that we use to specifically mitigate currency risk. See “—Quantitative and Qualitative Disclosure About Market Risk” for more information.

Income tax expense

Our consolidated provision for income taxes for fiscal year 2013 was $650 million compared to $722 million for fiscal year 2012. Our effective tax rate was 39.3% and 36.3% for fiscal year 2013 and fiscal year 2012, respectively. The higher effective tax rate in fiscal year 2013 compared to fiscal year 2012 was primarily due to the favorable settlement of various federal and state audit examinations in fiscal year 2012. For additional information regarding income taxes, see Note 7—Income Taxes of Notes to Consolidated Financial Statements.

Recent Developments

On June 14, 2013, our majority owned subsidiary HCFI declared a dividend in the amount of C$76.5 million (US $75.2 million), which is expected to be paid during the fiscal year ended March 31, 2014.

Financial Condition

Consumer Financing

Consumer Financing Acquisition Volumes

The following table summarizes the number of retail loans and leases we acquired during the fiscal years ended March 31, 2013, 2012, and 2011 and the number of such loans and leases acquired through incentive financing programs sponsored by AHM and HCI:

	For the fiscal years ended March 31,
	2013		2012		2011
	(Units (1) in thousands)
	Acquired	Sponsored (2)	Acquired	Sponsored (2)	Acquired	Sponsored (2)
United States Segment
Retail loans:
New auto	521	353	501	388	516	367
Used auto	78	—	102	—	126	—
Motorcycle	71	22	70	30	80	25
Power equipment and marine engines	1	—	1	—	1	—

Total retail loans	671	375	674	418	723	392
Leases (3)	376	287	326	276	374	317

Canada Segment
Retail loans:
New auto	49	40	38	34	46	35
Used auto	26	15	23	14	22	—
Motorcycle	4	1	3	—	4	—
Power equipment and marine engines	1	—	—	—	—	—

Total retail loans	80	56	64	48	72	35
Leases (3)	49	48	54	53	38	37

Consolidated
Retail loans:
New auto	570	393	539	422	562	402
Used auto	104	15	125	14	148	—
Motorcycle	75	23	73	30	84	25
Power equipment and marine engines	2	—	1	—	1	—

Total retail loans	751	431	738	466	795	427
Leases (3)	425	335	380	329	412	354

(1)	A unit represents one retail loan or lease, as noted, that was originated in the United States and acquired by AHFC or its subsidiaries or that was originated in Canada and acquired by HCFI, in each case during the period shown.
(2)	The number of retail loans and leases acquired through incentive financing programs sponsored by AHM and/or HCI and only those contracts with subsidy payments. Excludes contracts where contractual rates met or exceeded our yield requirements and subsidy payments were not required.
(3)	Includes operating leases for the United States segment and direct financing leases for the Canada segment.

Consumer Financing Penetration Rates

The following table summarizes the percentage of AHM and/or HCI sales of new automobiles and motorcycles that were financed either with retail loans or leases that we acquired for the fiscal years ended March 31, 2013, 2012, and 2011.

	For the fiscal years ended March 31,
	2013	2012	2011
United States Segment
New auto	62%	71%	69%
Motorcycle	45%	45%	46%

Canada Segment
New auto	67%	73%	61%
Motorcycle	21%	18%	16%

Consolidated
New auto	63%	71%	69%
Motorcycle	43%	43%	43%

Consumer Financing Asset Balances

The following table summarizes our outstanding retail loan and lease asset balances and units as of March 31, 2013, 2012, and 2011.

	As of March 31,			As of March 31,
	2013	2012	2011	2013	2012	2011
	(U.S. dollars in millions)			(Units(1) in thousands)
United States Segment
Retail loans:
New auto	$24,011	$22,984	$22,619	1,650	1,616	1,632
Used auto	3,618	4,060	4,144	298	337	357
Motorcycle	907	987	1,129	202	226	264
Power equipment and marine engines	72	83	95	6	6	5

Total retail loans	28,608	28,114	27,987	2,156	2,185	2,258
Investment in operating leases	19,348	17,732	16,270	922	845	799

Securitized retail loans (2)	7,218	6,819	5,943	658	606	568

Canada Segment
Retail loans:
New auto	$2,501	$2,302	$2,461	169	162	177
Used auto	762	689	622	70	62	55
Motorcycle	64	71	94	12	15	21
Power equipment and marine engines	3	2	2	1	1	1

Total retail loans	3,330	3,064	3,179	252	240	254
Direct financing leases	3,358	3,402	3,552	161	170	179

Securitized retail loans (2)	364	—	—	30	—	—

Consolidated
Retail loans:
New auto	$26,512	$25,286	$25,080	1,819	1,778	1,809
Used auto	4,380	4,749	4,766	368	399	412
Motorcycle	971	1,058	1,223	214	241	285
Power equipment and marine engines	75	85	97	7	7	6

Total retail loans	31,938	31,178	31,166	2,408	2,425	2,512
Direct financing leases	3,358	3,402	3,552	161	170	179
Investment in operating leases	19,348	17,732	16,270	922	845	799

Securitized retail loans (2)	7,582	6,819	5,943	688	606	568

(1)	A unit represents one retail loan or lease, as noted, that was outstanding as of the date shown.
(2)	Securitized retail loans represent the portion of total retail loans that have been sold in securitization transactions but continue to be recognized on our balance sheet. Securitized retail loans are included in the amounts for total retail loans.

In fiscal year 2013, Honda and Acura automobile sales in North America experienced a strong recovery after the production slowdowns caused by the Great East Japan earthquake and floods in Thailand in fiscal year 2012. The increase in automobile sales helped to increase the volume of our consumer financing contract acquisitions in fiscal year 2013. A significant portion of the increase in the volume of our consumer financing contracts in the United States segment was in operating leases which was the result of increased leasing incentive financing programs in the United States. The increase in acquisitions of new automobile retail loans and leases was partially offset by a decline in acquisitions of used automobile retail loans in the United States. The decline in acquisitions of used automobile retail loans resulted from increased competition from other financial institutions in used automobile financing. Our consumer financing penetration rates for sales of new automobiles by AHM and HCI declined in fiscal year 2013 from historically high levels in fiscal year 2012 primarily as a result of a reduction in the amount of incentive financing programs offered on retail loans.

Dealer Financing

Wholesale Flooring Financing Penetration Rates

The following table summarizes the number of dealerships with wholesale flooring financing agreements as a percentage of total authorized Honda and Acura dealerships in the United States and/or Canada, as applicable, as of March 31, 2013, 2012, and 2011:

	As of March 31,
	2013	2012	2011
United States Segment
Automobile	27%	26%	26%
Motorcycle	96%	94%	93%
Power equipment and marine engines	25%	25%	25%

Canada Segment
Automobile	33%	32%	34%
Motorcycle	99%	95%	100%
Power equipment and marine engines	99%	91%	95%

Consolidated
Automobile	28%	27%	28%
Motorcycle	96%	94%	95%
Power equipment and marine engines	28%	28%	28%

Wholesale Flooring Financing Percentage of Sales

The following table summarizes the percentage of AHM product sales in the United States and/or HCI product sales in Canada, as applicable, that we financed through wholesale flooring loans with dealerships during the fiscal years ended March 31, 2013, 2012, and 2011:

	For the fiscal years ended March 31,
	2013	2012	2011
United States Segment
Automobile	29%	27%	31%
Motorcycle	96%	97%	96%
Power equipment and marine engines	9%	10%	9%

Canada Segment
Automobile	30%	32%	34%
Motorcycle	95%	92%	95%
Power equipment and marine engines	96%	95%	95%

Consolidated
Automobile	29%	28%	31%
Motorcycle	96%	96%	96%
Power equipment and marine engines	11%	12%	11%

Dealer Financing Asset Balances

The following table summarizes our outstanding dealer financing asset balances and units as of March 31, 2013, 2012, and 2011:

	As of March 31,			As of March 31,
	2013	2012	2011	2013	2012	2011
	(U.S. dollars in millions)			(Units(1) in thousands)
United States Segment
Wholesale flooring loans:
Automobile	$2,431	$1,785	$1,816	92	70	73
Motorcycle	641	531	478	98	78	75
Power equipment and marine engines	71	69	61	70	67	57

Total wholesale flooring loans	3,143	2,385	2,355	260	215	205
Commercial loans	431	390	354

Canada Segment
Wholesale flooring loans:
Automobile	$505	$365	$357	17	12	12
Motorcycle	85	76	87	11	10	10
Power equipment and marine engines	39	33	30	29	24	20

Total wholesale flooring loans	629	474	474	57	46	42
Commercial loans	5	—	6

Consolidated
Wholesale flooring loans:
Automobile	$2,936	$2,150	$2,173	109	82	85
Motorcycle	726	607	565	109	88	85
Power equipment and marine engines	110	102	91	99	91	77

Total wholesale flooring loans	3,772	2,859	2,829	317	261	247
Commercial loans	436	390	360

(1)	A unit represents one automobile, motorcycle, power equipment, or marine engine, as applicable, financed through a wholesale flooring loan that was outstanding as of the date shown.

Wholesale flooring financing volumes increased during fiscal year 2013 as dealers increased their inventory levels primarily as a result of the recovery in new automobile sales. During fiscal year 2012, the number of wholesale flooring loans declined primarily due to disruptions in the supply of new vehicles caused by the Great East Japan earthquake and floods in Thailand which negatively impacted the level of dealership inventories, particularly during the first half of fiscal year 2012. Wholesale flooring loan volume began to recover in the second half of fiscal year 2012 as production and the availability of new vehicles returned to previous levels.

Credit Risk

Credit losses are an expected cost of extending credit. The majority of our credit risk is in consumer financing and to a lesser extent in dealer financing. Credit risk on our portfolio of consumer finance receivables can be affected by general economic conditions. Adverse changes such as a rise in unemployment rates can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collateral. We manage our exposure to credit risk in retail loans and direct financing leases by monitoring and adjusting our underwriting standards, which affect the level of credit risk we assume, pricing contracts for expected losses, and focusing collection efforts to minimize losses.

We are also exposed to credit risk on our portfolio of operating lease assets. When lessees default on their contractual obligations, we expect a portion of our operating leases to terminate prior to their scheduled maturities. Losses are generally realized upon the disposition of the repossessed operating lease vehicles. The factors affecting credit risk on our operating leases and our management of the credit risk on our operating leases are similar to that of our retail loans and direct financing leases.

Credit risk on dealer loans is affected primarily by the financial strength of the dealers within the portfolio, the value of collateral securing the financings, and economic factors that could affect the creditworthiness of dealers. We manage our exposure to credit risk in dealer financing by performing comprehensive reviews of dealers prior to establishing financing arrangements and continuously monitoring the payment performance and creditworthiness of dealers with existing financing arrangements. In the event of default by a dealer, we seek all available legal remedies pursuant to the related dealer agreements and guarantees. Additionally, we have entered into agreements with AHM and HCI that provide for the repurchase of any new, unused, undamaged and unregistered vehicle or equipment repossessed by us from a dealer in the United States and Canada, respectively, who defaulted under the terms of its wholesale flooring agreement with us at the net cost of the financing we provided.

An allowance for credit losses is maintained for management’s estimate of probable losses incurred on finance receivables. We also maintain an estimate for early termination losses on operating lease assets due to lessee defaults and an allowance for credit losses on past due operating lease rental payments.

Additional information regarding credit losses is provided in the discussion of “—Critical Accounting Policies—Credit Losses” below.

The following table provides information with respect to our allowance for credit losses and credit loss experience on our finance receivables and losses related to lessee defaults on our operating leases as of and for the fiscal years ended March 31, 2013, 2012, and 2011.

	As of or for the fiscal years ended March 31,
	2013	2012	2011
	(U.S. dollars in millions)
United States Segment
Finance receivables:
Allowance for credit losses at beginning of period	$146	$179	$292
Provision for credit losses	30	69	62
Charge-offs, net of recoveries	(96)	(102)	(175)

Allowance for credit losses at end of period	$80	$146	$179

Allowance as percentage of ending receivable balance (1)	0.25%	0.47%	0.58%
Charge-offs as percentage of average receivable balance (1)	0.30%	0.33%	0.58%
Delinquencies (60 or more days past due)
Delinquent amount (2)	$34	$32	$39
Delinquent amount as a percentage of ending receivable balance (1), (2)	0.10%	0.10%	0.12%

Operating leases:
Early termination loss on operating leases	$58	$19	$10
Provision for past due operating lease rental payments (3)	14	15	19

Canada Segment
Finance receivables:
Allowance for credit losses at beginning of period	$16	$20	$26
Provision for credit losses	10	10	11
Charge-offs, net of recoveries	(13)	(14)	(17)

Allowance for credit losses at end of period	$13	$16	$20

Allowance as percentage of ending receivable balance (1)	0.17%	0.22%	0.26%
Charge-offs as percentage of average receivable balance (1)	0.17%	0.18%	0.23%
Delinquencies (60 or more days past due)
Delinquent amount (2)	$4	$5	$6
Percent of ending receivable balance (1), (2)	0.06%	0.07%	0.08%

Consolidated
Finance receivables:
Allowance for credit losses at beginning of period	$162	$199	$318
Provision for credit losses	40	79	73
Charge-offs, net of recoveries	(109)	(116)	(192)
Effect of translation adjustments	—	—	—

Allowance for credit losses at end of period	$93	$162	$199

Allowance as percentage of ending receivable balance (1)	0.23%	0.42%	0.51%
Charge-offs as percentage of average receivable balance (1)	0.28%	0.30%	0.51%
Delinquencies (60 or more days past due)
Delinquent amount (2)	$38	$37	$44
Delinquent amount as a percentage of ending receivable balance (1), (2)	0.10%	0.10%	0.11%

	As of or for the fiscal years ended March 31,
	2013	2012	2011
	(U.S. dollars in millions)
Operating leases:
Early termination loss on operating leases	$58	$19	$10
Provision for past due operating lease rental payments (3)	14	15	19

(1)	Ending and average receivable balances exclude the allowance for credit losses, write-down of lease residual values, unearned subvention income related to our incentive financing programs and deferred origination costs. Average receivable balances are calculated based on the average of each month’s ending receivables balance for that fiscal year.
(2)	For the purposes of determining whether a contract is delinquent, payment is generally considered to have been made, in the case of (i) dealer finance receivables, upon receipt of 100% of the payment when due and (ii) consumer finance receivables, upon receipt of 90% of the sum of the current monthly payment plus any overdue monthly payments. Delinquent amounts presented are the aggregated principal balances of delinquent finance receivables.
(3)	Provisions for past due operating lease rental payments are also included in total provision for credit losses in our consolidated statements of income.

We believe our portfolio of finance receivables continued to perform well during fiscal year 2013, as reflected by a reduction in net charge-offs from 2012 to 2013 and near historically low delinquency rates in 2013. Net charge-offs in both the United States and Canada segments declined in fiscal year 2013 as compared to fiscal year 2012. Delinquency rates also remained at near historically low levels. Although used vehicle prices declined slightly during fiscal year 2013 in the United States, they remained near their historical highs which helped to limit our losses on repossessed vehicles. The provision for credit losses on finance receivables was lower by $39 million in fiscal year 2013 as compared to fiscal year 2012 primarily due to the decline in provisions in the United States segment. The decline in the provision for credit losses in the United States segment was primarily attributable to a reduction in the allowance for credit losses due to lower estimated incurred losses. The reduction in the allowance for credit losses was partially attributable to lower acquisitions of retail loans that finance the purchase of used vehicles, which generally have higher losses.

Early termination losses on operating leases increased by $39 million during fiscal year 2013 compared to fiscal year 2012. This increase was primarily the result of the increase in the volume of operating leases.

Lease Residual Value Risk

We establish contract residual values of lease vehicles at lease inception based on expectations of future used vehicle values, taking into consideration external industry data and our own historical experience. At the end of a lease term, lease customers have an option to buy the vehicle for the contractual residual value of the vehicle or to return the vehicle to the dealer. If a customer chooses to return the leased vehicle, the vehicle is either purchased by the dealer at its contractual residual value or market value or sold by us through used vehicle auctions. We are exposed to risk of loss on the sale of returned lease vehicles when the proceeds from the sale of the vehicles are less than the contractual residual values at the end of the lease term.

We assess our estimates for end of lease term market values of leased vehicles, at minimum, on a quarterly basis. The primary factors affecting the estimates are the percentage of leased vehicles that we expect to be returned by the lessee at the end of lease term and the expected loss severity. Factors considered in this evaluation include, among other factors, economic conditions, historical trends, and market information on new and used vehicles. For operating leases, adjustments to estimated residual values are made on a straight line basis over the remaining term of the lease and are included as depreciation expense. For direct financing leases, downward adjustments for declines in estimated residual values deemed to be other-than-temporary are recognized as a loss on lease residual values in the period in which the estimate changed. Additional information regarding lease residual values is provided in the discussion of “—Critical Accounting Policies—Determination of Lease Residual Values” below.

We also review our investment in operating leases for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. If impairment conditions are met, impairment losses are measured by the amount carrying values exceed their fair values. There were no events or circumstances that indicated that the carrying values of our operating leases would not be recoverable during the fiscal years ended March 31, 2013, 2012, and 2011.

The following table summarizes our number of lease terminations and the method of disposition during the fiscal years ended March 31, 2013, 2012, and 2011.

	For the fiscal years ended March 31,
	2013	2012	2011
	(Units (1) in thousands)
United States Segment
Termination units:
Purchased by lessee or dealer (2)	197	191	148
Sold at auction	91	74	124

Total termination units	288	265	272

Canada Segment
Termination units:
Purchased by lessee or dealer (2)	43	46	44
Sold at auction	16	16	23

Total termination units	59	62	67

Consolidated
Termination units:
Purchased by lessee or dealer (2)	240	237	192
Sold at auction	107	90	147

Total termination units	347	327	339

(1)	A unit represents one lease that was terminated during the period shown. Unit counts do not include leases that were terminated due to lessee defaults.
(2)	Vehicles purchased by the lease customer or the dealer are generally purchased at the contractual residual value of the vehicle.

Liquidity and Capital Resources

Our liquidity strategy is to fund current and future obligations through expanding and diversifying our sources of capital in a cost effective manner. We incorporate a funding strategy that takes into consideration factors such as the interest rate environment, domestic and foreign capital market conditions, maturity profiles, and economic conditions.

In an effort to minimize liquidity risk and interest rate risk and the resulting negative effects on our margins, results of operations and cash flows, our funding strategy incorporates investor diversification and the utilization of multiple funding sources including commercial paper, medium term notes, bank loans, related party debt and asset-backed securities. Upon the effectiveness of this registration statement, AHFC will be a “well-known seasoned issuer” as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, and anticipates that it will establish a public U.S. Medium Term Note program. We believe that our funding sources, combined with cash provided by operating and investing activities, will provide sufficient liquidity for us to meet our debt service and working capital requirements over the next twelve months.

Summary of Outstanding Debt

The table below shows a summary of our outstanding debt by various funding sources as of March 31, 2013, 2012, and 2011:

	As of fiscal years ended March 31,
	2013		2012		2011
	(U.S. dollars in millions)	(Weighted average contractual interest rates) (1)	(U.S. dollars in millions)	(Weighted average contractual interest rates) (1)	(U.S. dollars in millions)	(Weighted average contractual interest rates) (1)
United States Segment
Commercial Paper	$3,805	0.20%	$2,219	0.24%	$3,291	0.27%
Related Party Debt	3,246	0.17%	3,440	0.22%	4,010	0.26%
Bank Loans	5,389	1.07%	5,888	1.27%	5,689	1.25%
U.S. MTN	13,433	2.36%	11,340	2.76%	10,574	2.57%
Euro MTN	3,440	3.53%	5,508	3.39%	6,266	3.23%

Total Unsecured Debt	29,313		28,395		29,830

Secured Debt	7,281	0.74%	6,825	1.11%	5,889	1.83%

Total Secured and Unsecured Debt	36,594		35,220		35,719

Canada Segment
Commercial Paper	899	1.17%	1,382	1.08%	1,393	1.21%
Related Party Debt	1,474	1.29%	1,301	1.28%	1,339	1.28%
Bank Loans	1,253	2.38%	863	2.51%	789	2.33%
Euro MTN	—	—	—	—	103	1.48%
Other Debt	1,571	4.03%	1,801	4.97%	2,161	5.29%

Total Unsecured Debt	5,197		5,347		5,785

Secured Debt	358	1.52%	—	—	—	—

Total Secured and Unsecured Debt	5,555		5,347		5,785

Consolidated
Commercial Paper	4,704	0.39%	3,601	0.56%	4,684	0.55%
Related Party Debt	4,720	0.52%	4,741	0.51%	5,349	0.51%
Bank Loans	6,642	1.32%	6,751	1.43%	6,478	1.39%
U.S. MTN	13,433	2.36%	11,340	2.76%	10,574	2.57%
Euro MTN	3,440	3.53%	5,508	3.39%	6,369	3.20%
Other Debt	1,571	4.03%	1,801	4.97%	2,161	5.29%

Total Unsecured Debt	34,510		33,742		35,615

Secured Debt	7,639	0.78%	6,825	1.11%	5,889	1.83%

Total Secured and Unsecured Debt	$42,149		$40,567		$41,504

(1)	Based on principal balance outstanding and applicable interest rates as of March 31 of each fiscal year.

Commercial Paper

As of March 31, 2013, we had commercial paper programs in the United States of $6.0 billion and in Canada of C$1.625 billion ($1.6 billion). The commercial paper programs are supported by $6.0 billion and C$1.3 billion ($1.3 billion), respectively, revolving credit facilities. See “—Revolving Credit

Facilities” below. Under our commercial paper programs in the United States and in Canada we may borrow a minimum of $100,000 for periods from one day to 270 days and C$100,000 ($98,290) for periods from one day to one year, respectively. Interest rates on the commercial paper are fixed at the time of issuance. During fiscal year 2013, consolidated commercial paper month-end outstanding principal balances ranged from approximately $3.3 billion to $4.9 billion and averaged $4.0 billion.

Related Party Debt

AHFC routinely issues fixed rate notes to AHM to fund AHFC’s general corporate operations. HCFI routinely issues fixed rate notes to HCI to fund HCFI’s general corporate operations. Interest rates are based on prevailing rates of debt with comparable terms. Generally, the term of these notes is less than 120 days. During fiscal year 2013, the consolidated related party debt month-end principal balances ranged from approximately $3.8 billion to $5.0 billion and averaged $4.6 billion.

Bank Loans

As of March 31, 2013, we had bank loans denominated in U.S. dollars and Canadian dollars with either fixed or variable interest rates, in principal amounts ranging from approximately $50 million to $600 million. As of March 31, 2013, the remaining maturities of all bank loans outstanding ranged from 59 days to approximately 4.5 years. The weighted average remaining maturities on all bank loans was 2.9 years as of March 31, 2013. In May 2013, we repaid our $300 million bank loan that matured on May 29, 2013.

Our bank loans contain customary restrictive covenants, including limitations on liens, limitations on mergers and consolidations and asset sales, and a financial covenant that requires us to maintain positive consolidated tangible net worth. In addition to other customary events of default, the bank loans include cross-default provisions and provisions for default if HMC does not maintain ownership, whether directly or indirectly, of at least 80% of the outstanding capital stock of AHFC or HCFI, as applicable. All of these covenants and events of default are subject to important limitations and exceptions under the agreements governing the bank loans. As of March 31, 2013, AHFC and HCFI were in compliance with all covenants contained in the bank loans.

U.S. Medium Term Note Program

AHFC has a $25.0 billion U.S. Medium Term Note, or U.S. MTN, Rule 144A Private Placement Program. During fiscal year 2013, we issued approximately $5.6 billion aggregate principal amount of U.S. MTNs with original maturities from approximately one year to five years. As of March 31, 2013, the remaining maturities of all U.S. MTNs outstanding ranged from 2 days to approximately 8.5 years. The weighted average remaining maturities of the U.S. MTNs was 2.6 years as of March 31, 2013. Interest rates on the U.S. MTNs are fixed or variable. U.S. MTNs are issued pursuant to the terms of an issuing and paying agency agreement which requires AHFC to comply with certain covenants, including negative pledge provisions, and includes customary events of defaults. AHFC is in compliance with all covenants contained in the U.S. MTNs. Upon the effectiveness of this registration statement, AHFC will be a “well-known seasoned issuer” as defined in Rule 405 of the Securities Act and anticipates that it will establish an SEC-registered U.S. Medium Term Note program.

Euro Medium Term Note Programme

AHFC and HCFI share a $11.0 billion Euro Medium Term Note, or Euro MTN, Programme listed on the Luxembourg Exchange. During fiscal year 2013, AHFC issued $100 million principal amount of Euro MTN with an original maturity of five years. As of March 31, 2013, the remaining maturities of all Euro MTNs outstanding ranged from 16 days to approximately 9.9 years. The weighted average remaining maturities of the Euro MTNs was 1.6 years as of March 31, 2013. Interest rates on the Euro MTNs are fixed or variable. Euro MTNs are issued pursuant to the terms of an agency agreement which requires AHFC and HCFI to comply with certain covenants, including negative pledge provisions, and includes customary events of default. AHFC and HCFI are in compliance with all covenants contained in the Euro MTNs.

Details of our outstanding Euro MTNs by currency is as follows:

	As of fiscal years ended March 31,
	2013		2012		2011
	(U.S. dollars in millions)
U.S. dollar (1)	$814	24%	$714	13%	$679	11%
Japanese yen (1)	515	15%	1,598	29%	2,199	34%
Euro (1)	2,115	61%	3,202	58%	3,398	53%
Canadian Dollar (1)	—	0%	—	0%	103	2%

	3,444	100%	5,514	100%	6,379	100%

(1)	Excludes unamortized discount and fees.

Other Debt

HCFI issues privately placed Canadian dollar denominated notes. During fiscal year 2013, HFCI issued C$400 million ($393.2 million) of these notes with an original maturity of five years. As of March 31, 2013, the remaining maturities of HFCI’s Canadian notes outstanding ranged from 39 days to approximately 4.7 years. The weighted average remaining maturities of these notes was 1.7 years as of March 31, 2013.

Secured Debt

Asset-Backed Securities. We enter into securitization transactions for funding purposes. Securitization transactions involve transferring pools of retail loans to statutory trusts. The trusts are special-purpose entities that we establish to accommodate securitization structures. Securitization trusts have the limited purpose of acquiring assets, issuing asset-backed securities, and making payments on the securities. Assets transferred to securitization trusts are considered to be legally isolated from us and the claims of our creditors. We continue to service the retail loans transferred to the trusts. Investors in the notes issued by a trust only have recourse to the assets of such trust and do not have recourse to AHFC, HCFI, or our other subsidiaries or to other trusts.

Our securitizations are structured to provide credit enhancements to investors in the notes issued by the trusts. Credit enhancements can include the following:

•	Subordinated certificates—which are securities issued by the trusts that are retained by us and are subordinated in priority of payment to the notes.

•	Overcollateralization—which occurs when the principal balance of securitized assets exceed the balance of securities issued by the trust.

•	Excess interest—which allows excess interest collections to be used to cover losses on defaulted loans.

•	Reserve funds—which are restricted cash accounts held by trusts to cover shortfalls in payments of interest and principal required to be paid on the notes.

•	Yield supplement accounts—which are restricted cash accounts held by trusts to supplement interest payments on notes.

We are required to consolidate the securitization trusts in our financial statements, which results in the securitizations being accounted for as on balance sheet secured financings. The securitized receivables remain on our consolidated balance sheet along with the notes issued by the trusts. The notes are secured solely by the assets of the applicable trust and not by any of our other assets or those of other trusts. The assets of a trust are the only source of funds for repayment on the notes of such trust.

During fiscal year 2013, we issued notes through asset-backed securitizations totaling $5.7 billion which were secured by consumer finance receivables with an initial principal balance of $5.9 billion.

Asset-Backed Loans and Conduits. We have entered into two securitization agreements with certain bank-sponsored asset-backed commercial paper conduits and other financial institutions, or funding agents, to allow us access to additional secured funding. Under these committed liquidity agreements, we transfer finance receivables to funding agents as collateral for debt issued by the funding agents. In June 2010, we entered into a note purchase agreement under which certain funding agents are contractually committed, at our option, to make advances to us of up to a facility limit of $500 million. The note purchase agreement terminates in September 2013. In September 2010, we entered into a revolving loan facility under which certain funding agents are contractually committed, at our option, to make advances to us of up to a facility limit of $500 million. The revolving loan facility terminates in September 2013. As of March 31, 2013, we had no amounts outstanding under the note purchase agreement or the revolving loan facility. Our ability to obtain funding under these agreements is subject to us having a sufficient amount of assets eligible for these agreements and any unused portion of these commitments may be terminated if the performance of the underlying assets deteriorates beyond specified levels.

Revolving Credit Facilities

We have two revolving credit facilities that we maintain as back-up facilities for our commercial paper program. In March 2011, AHFC entered into a $6.0 billion credit facility denominated in U.S. dollars pursuant to a credit agreement expiring on March 18, 2014. Outstanding borrowings under the AHFC credit facility bear interest, at AHFC’s option, based on the base rate for base rate loans or the specified LIBOR rate for Eurodollar loans plus the applicable margin. The base rate under the AHFC credit facility is the higher of (i) the federal funds rate plus 0.50%, (ii) the prime rate determined by the administrative agent, or (iii) the one month LIBOR rate plus 1.00%. At March 31, 2013, no amounts were outstanding under the AHFC credit facility.

In March 2013, HCFI entered into a C$1.3 billion ($1.3 billion) credit facility denominated in Canadian dollars pursuant to a credit agreement expiring on March 24, 2014. Borrowings under the HCFI credit facility are based on a prime rate plus an applicable margin, which is determined based on HCFI’s debt ratings. The prime rate under the HCFI credit facility is the higher of (i) the prime rate determined by the administrative agent or (ii) the sum of (a) the average rate per annum on the Reuters Screen CDOR Page and (b) 1.00%. At March 31, 2013, no amounts were outstanding under the HFCI credit facility.

The revolving credit facilities contain customary conditions to borrowing and customary restrictive covenants, including limitations on liens and limitations on mergers and consolidations and asset sales. The revolving credit facilities also require us to maintain a positive consolidated tangible net worth. The revolving credit facilities, in addition to other customary events of default, include cross-default provisions and provisions for default if HMC does not maintain 80% ownership, whether directly or indirectly, of at least 80% of the outstanding capital stock of AHFC or HCFI, as applicable. In addition, the AHFC and HCFI credit facilities contain provisions for default if HMC’s obligations under the HMC-AHFC Keep Well Agreement or the HMC-HCFI Keep Well Agreement, as applicable, become invalid, voidable, or unenforceable. All of these conditions, covenants and events of default are subject to important limitations and exceptions under the agreements governing the revolving credit facilities. As of March 31, 2013, AHFC and HCFI were in compliance with all covenants contained in the revolving credit facilities.

Keep Well Agreements

HMC has entered into separate keep well agreements with each of AHFC and HCFI. Pursuant to the keep well agreements, HMC has agreed to, among other things:

•

own and hold, at all times, directly or indirectly, at least 80% of each of AHFC’s and HCFI’s issued and outstanding shares of voting stock and not pledge, directly or indirectly, encumber, or otherwise dispose of any such shares or permit any of HMC’s subsidiaries to do so, except to HMC or wholly owned subsidiaries of HMC;

•

cause each of AHFC and HCFI to, on the last day of each of AHFC’s and HCFI’s respective fiscal years, have a positive consolidated tangible net worth (with “tangible net worth” meaning (a) shareholders’ equity less (b) any intangible assets, as determined in accordance with GAAP with respect to AHFC and generally accepted accounting principles in Canada with respect to HCFI); and

•

ensure that, at all times, each of AHFC and HCFI has sufficient liquidity and funds to meet their payment obligations under any Debt (with “Debt” defined as AHFC’s or HCFI’s debt, as applicable, for borrowed money that HMC has confirmed in writing is covered by the respective keep well agreement) in accordance with the terms of such Debt, or where necessary, HMC will make available to AHFC or HCFI, as applicable, or HMC will procure for AHFC or HCFI, as applicable, sufficient funds to enable AHFC or HCFI, as applicable, to pay its Debt in accordance with its terms. AHFC or HCFI Debt does not include the notes issued by securitization trusts in connection with AHFC’s or HCFI’s secured financing transactions, any related party debt or any indebtedness outstanding as of March 31, 2013 under AHFC’s and HCFI’s bank loan agreements.

See “Item 1. Business—Relationships with HMC and Affiliates—HMC and AHFC Keep Well Agreement” and “Item 1. Business—Relationships with HMC and Affiliates—HMC and HCFI Keep Well Agreement.”

Derivatives

We utilize derivative instruments to manage exposures to fluctuations in interest rates and foreign currency exchange rates. The types of derivative instruments include interest rate swaps, basis swaps, and cross currency swaps. Interest rate and basis swap agreements are used to manage the effects of interest rate fluctuations of our variable rate debt relative to our fixed rate finance receivables and operating lease assets. Cross currency swap agreements are used to manage currency and interest rate risk exposure on foreign currency denominated debt. The derivative instruments contain an element of credit risk in the event the counterparties are unable to meet the terms of the agreements.

All derivative financial instruments are recorded on our consolidated balance sheet as assets or liabilities, and carried at fair value. Changes in the fair value of derivatives are recognized in our consolidated statement of income in the period of the change. Since we do not elect to apply hedge accounting, the impact to earnings resulting from these valuation adjustments as reported under GAAP is not representative of our result of operations as evaluated by management. Realized gains and losses on derivative instruments, net of realized gains and losses on foreign currency denominated debt, are included in the measure of net revenues when we evaluate segment performance. Refer to Note 15—Segment Information of Notes to Consolidated Financial Statements for additional information on segment information and Note 5—Derivative Instruments of Notes to Consolidated Financial Statements for additional information on derivative instruments.

Contractual Obligations

The following table summarizes our contractual obligations, excluding lending commitments to dealers and derivative obligations, by payment period as of March 31, 2013.

	Payments due by period
	Total	2014	2015	2016	2017	2018	Thereafter
	(U.S. dollars in millions)
Debt obligations (a)	$42,212	$19,878	$8,351	$5,457	$4,354	$2,440	$1,732
Interest payments on debt (b)	1,594	552	377	227	172	121	145
Operating lease obligations	32	9	8	3	2	2	8

Total	43,838	20,439	8,735	5,687	4,528	2,563	1,885

(a)	Debt obligations reflect the remaining principal obligations of our outstanding debt and do not reflect unamortized debt discounts. Foreign currency denominated debt principal is based on exchange rates as of March 31, 2013.
(b)	Interest payments on variable rate and foreign currency denominated debt based on the applicable variable rates and/or exchange rates as of March 31, 2013.

The obligations in the above table do not include certain lending commitments to dealers since the amount and timing of future payments is uncertain. Refer to Note 9—Commitments and Contingencies of Notes to Consolidated Financial Statements for additional information on these commitments.

Our contractual obligations on derivative instruments are also excluded from the table above because our future cash obligations under these contracts are inherently uncertain. We recognize all derivative instruments on our consolidated balance sheet at fair value. The amounts recognized as fair value does not represent the amounts that will be ultimately paid or received upon settlement under these contracts. Refer to Note 5—Derivative Instruments of Notes to Consolidated Financial Statements for additional information on derivative instruments.

Critical Accounting Policies

Critical accounting policies are those accounting policies that require the application of our most difficult, subjective, or complex judgments, often requiring us to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition, cash flows, and results of operations. The impact and any associated risks related to these estimates on our financial condition, cash flows, and results of operations are discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operation” where such estimates affect reported and expected financial results. Different assumptions or changes in economic circumstances could result in additional changes to the determination of the allowance for credit losses and the determination of residual values.

Credit Losses

We maintain an allowance for credit losses for management’s estimate of probable losses incurred on our finance receivables. We also maintain an estimate for early termination losses on operating lease assets due to lessee defaults and an allowance for credit losses on past due operating lease rental payments. These estimates are evaluated by management, at minimum, on a quarterly basis.

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are continuously monitored and this historical experience provides the primary basis for estimating the allowance. Management utilizes various methodologies when estimating the allowance for credit losses including models which incorporate vintage loss and delinquency migration analysis. These models take into consideration attributes of the portfolio, including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses. Estimated losses on operating leases expected to terminate early due to lessee defaults are also determined collectively, consistent with the methodologies used for consumer finance receivables.

Dealer finance receivables are individually evaluated for impairment when specifically identified as impaired. Dealer finance receivables are considered to be impaired when it is probable that we will be unable to collect all amounts due according to the original terms of the loan. Our determination of whether dealer loans are impaired is based on evaluations of dealerships’ payment history, financial condition, and cash flows, and their ability to perform under the terms of the loans. Dealer loans that have not been specifically identified as impaired are collectively evaluated for impairment.

See Note 1(e)—Finance Receivables and Note 1(i) —Vehicles Held for Disposition of Notes to Consolidated Financial Statements for a discussion of our policies regarding charge-off or write-down of contractual balances of retail and dealer finance receivables and operating leases.

Our allowance for credit losses and early termination losses on operating leases requires significant judgment about inherently uncertain items. The estimates are based on management’s evaluation of many factors, including our historical credit loss experience, the value of the underlying collateral, delinquency trends, and economic conditions. The estimates are based on information available as of each reporting date. Actual losses may differ from the original estimates due to actual results varying from those assumed in our estimates.

If we had experienced a 10% increase in net charge-offs of finance receivables during fiscal year 2013, our provision for credit losses would have increased by approximately $20 million. Similarly, if we had experienced a 10% increase in realized losses on the disposition of repossessed operating lease vehicles during fiscal year 2013, we would have recognized an additional $9 million in early termination losses in our consolidated statement of income.

Determination of Lease Residual Values

Contract residual values of lease vehicles are determined at lease inception based on expectations of future used vehicle values, taking into consideration external industry data and our own historical experience. Lease customers have the option at the end of the lease term to purchase the lease vehicle at the contractual residual value or to return the vehicle to the dealer. The returned lease vehicles are either purchased by the dealer at the contractual residual value or market value or sold by us at used vehicle auctions. We have a risk of loss on the disposition of returned lease vehicles when the proceeds from the sale of the vehicles and proceeds from residual value insurance claims, if any, are less than the contractual residual values. We review our estimates of end of lease term market values of the vehicles we have leased, at minimum, on a quarterly basis. The primary factors affecting the estimates are the percentage of leased vehicles we expect to be returned by the lessee at the end of lease term and the expected loss severity. Factors considered in this evaluation include, among other factors, economic conditions, historical trends and market information on new and used vehicles.

For direct financing leases, downward adjustments for declines in estimated residual values deemed to be other-than-temporary are recognized as a loss on lease residual values in the period in which the estimate changed. For operating leases, adjustments to estimated residual values are made on a straight-line basis over the remaining term of the lease and are included as depreciation expense.

If future estimated auction values for all outstanding operating leases as of March 31, 2013 were to decrease by $100 per unit from our current estimates, the total impact would be an increase of approximately $39 million in depreciation expense, which would be recognized over the remaining lease terms. If future return rates for all operating leases were to increase by one percentage point from our current estimates, the total impact would be an increase of approximately $3 million in depreciation expense, which would be recognized over the remaining lease terms. Similarly, if the future estimated auction values were to decrease by $100 per unit and future return rates were to increase by one percentage point from our current estimates for all direct financing leases as of March 31, 2013, we would have recognized an increase of approximately $3 million and $1 million in losses on lease residual values, respectively. This sensitivity analysis may be asymmetric and is specific to the conditions in effect during fiscal year 2013. Additionally, any declines in auction values are likely to have a negative effect on return rates which could affect the severity of the impact on our results of operations.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to various market risks. Our financial condition, cash flows, and results of operations depend on the extent to which we effectively identify and manage these risks. The principal types of risk to our business include:

•

Interest rate risk arising from changes in interest rates related to our financing, investing, and cash management activities. Our assets consist primarily of fixed rate receivables and operating lease assets, however, our liabilities consist of both variable and fixed rate debt. We utilize interest rate and basis swaps to mitigate the impact of interest rate movements on our cash flows and net interest margins.

•

Exchange rate risk arising from changes of value of our foreign currency denominated debt in response to fluctuations in exchange rates or various currencies, including, without limitation, the U.S. dollar, the Canadian dollar, the Euro, and the Japanese yen. We enter into cross currency swaps concurrently with the issuance of this debt to convert all interest and principal payments to either of our functional currencies, which is United States dollars in the United States segment and Canadian dollars in the Canadian segment, which effectively eliminates our foreign currency exchange rate risks.

•

Counterparty risk arising primarily with our derivative contracts. To manage this risk, we limit our transactions to counterparties within minimum credit rating guidelines. We also enter into master netting agreements which help to mitigate our exposure to loss in the case of defaults. Except in very limited circumstances involving counterparties with consolidated securitization trusts, we generally have not entered into credit support agreements with our counterparties.

To provide a quantitative measure of the sensitivity of interest rate movements on our pre-tax cash flows, we have estimated the effect of a hypothetical 100 basis point increase and decrease to benchmark interest rates on our variable rate financial instruments for the 12 month period ending March 31, 2014. Our estimate is based upon our existing receivables, debt, and derivatives as of March 31, 2013 and we do not include any assumptions for reinvestment of maturing assets and refinancing of maturing debt. The estimate for a 100 basis point decrease assumes that rates cannot fall below zero percent. The results are summarized below:

Hypothetical change in interest rate	Impact on pre-tax cash flows
100 basis point increase	$30 million increase
100 basis point decrease	$26 million decrease

ITEM 3.	PROPERTIES.

Our headquarters are located in Torrance, California. Our United States operations has regional offices and national servicing centers located in California, Georgia, Texas, Massachusetts, Illinois, North Carolina, and Delaware. HCFI’s headquarters are located in Markham, Ontario, Canada and our Canadian operations has regional offices and national servicing centers located in Quebec and Ontario. All premises are occupied pursuant to lease agreements.

We believe that our properties are suitable to meet the requirements of our business.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

AHFC has omitted this section because it is filing this registration statement with a reduced disclosure format. See “Reduced Disclosure Format.”

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

AHFC has omitted this section because it is filing this registration statement with a reduced disclosure format. See “Reduced Disclosure Format.”

ITEM 6.	EXECUTIVE COMPENSATION.

AHFC has omitted this section because it is filing this registration statement with a reduced disclosure format. See “Reduced Disclosure Format.”

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

AHFC has omitted this section because it is filing this registration statement with a reduced disclosure format. See “Reduced Disclosure Format.”

ITEM 8.	LEGAL PROCEEDINGS.

We are involved, in the ordinary course of our business, in various legal proceedings and governmental reviews from time to time, including claims of individual customers and purported class action lawsuits. Most of these proceedings concern customer allegations of wrongful repossession or defamation of credit. We establish accruals for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. When we are able, we also determine estimates of reasonably possible loss or range of loss, whether in excess of any related accrued liability or where there is no accrued liability. Given the inherent uncertainty associated with legal matters, the actual costs of resolving legal claims and associated costs of defense may be substantially higher or lower than the amounts for which accruals have been established. Based on available information and established accruals, we do not believe it is reasonably possible that the results of these proceedings, in the aggregate, will have a material adverse effect on us.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

All of the outstanding common stock of AHFC is owned by AHM, and accordingly, there is no public market for AHFC’s common stock and there is no intention to create a public market or list the common stock on any securities exchange. As of the date of this registration statement, there are no shares of AHFC common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, AHFC common stock. No shares of AHFC common stock can be sold pursuant to Rule 144 under the Securities Act.

Dividends are declared and paid by AHFC if, when, and as determined by its Board of Directors. In fiscal year 2013, fiscal year 2012 and fiscal year 2011, AHFC did not declare or pay dividends.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years AHFC has sold the following securities without registration under the Securities Act:

U.S. Medium Term Note Program

AHFC has a U.S. Medium Term Note Rule 144A Private Placement Program pursuant to which AHFC has issued and sold approximately $3.0 billion, $5.6 billion, $5.1 billion, and $5.4 billion of U.S. Medium Term Notes since April 1, 2013 and during its fiscal years ended March 31, 2013, 2012, and 2011, respectively. The aggregate discounts and commissions paid by AHFC to the initial purchasers for such issuances and sales were $1.7 million, $8.0 million, $11.0 million, and $7.8 million since April 1, 2013 and during its fiscal years ended March 31, 2013, 2012 and 2011, respectively. Such issuances and sales were made in reliance upon the exemption from registration in Section 4(a)(2) of the Securities Act. We determined that the purchasers of the U.S. Medium Term Notes in these transactions were either (i) qualified institutional buyers as defined in Rule 144A of the Securities Act who acquired such U.S. Medium Term Notes for their own accounts, or as a fiduciary or agent for others (which others were also qualified institutional buyers) or (ii) institutional buyers in transactions effected in compliance with Regulation S under the Securities Act. One or more of the following institutions served as the initial purchasers for the private placement of such U.S. Medium Term Notes: Bank of America Securities LLC, Barclays Capital Inc., BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Loop Capital Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. LLC, RBS Securities Inc., SG Americas Securities, LLC, SMBC Nikko Capital Markets Limited, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, and The Williams Capital Group L.P.

Euro Medium Term Note Programme

AHFC and HFCI share a Euro Medium Term Note Programme pursuant to which AHFC has issued and sold approximately $30 million, $100 million, $35 million, and $891 million of Euro Medium Term Notes since April 1, 2013 and during its fiscal years ended March 31, 2013, 2012, and 2011, respectively. The aggregate discounts and commissions paid by AHFC to the dealers for such issuances and sales were $45,000, $150,000, $53,000, and $1.1 million since April 1, 2013 and during its fiscal years ended March 31, 2013, 2012 and 2011, respectively. Such issuances were made in reliance upon the exemption from registration pursuant to Regulation S of the Securities Act. The issuance and sale of the Euro Medium Term Notes were made in offshore transactions to non-U.S. investors and no directed selling efforts were made in the United States by AHFC, the dealers, any of their respective affiliates, or any person acting on behalf of any of the foregoing. One or more of the following dealers served as the dealer for the sale of such Euro Medium Term Notes: Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Daiwa Capital Markets America Inc., Deutsche Bank AG, London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Nomura International plc, Shinkin International Ltd., and The Royal Bank of Scotland plc.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Authorized and Outstanding Shares

AHFC’s Articles of Incorporation, as amended, or the Articles, authorize a single class of 15,000,000 shares of capital stock, pursuant to which 15,000,000 shares of common stock, $100.00 par value, are authorized. As of June 1, 2013, 13,660,000 shares of common stock are outstanding. All of the outstanding shares of common stock are fully paid and non-assessable and are held by AHM.

Dividend or Distribution Rights

Under California General Corporation Law, or CGCL, each share of common stock is entitled to receive a ratable share of any dividend or other distribution. Shares of common stock are entitled to such dividends or other distributions if, when, and as declared from time to time by AHFC’s Board of Directors. AHFC may pay such dividends or other distributions on common stock from any funds legally available for this purpose.

Voting Rights and Cumulative Voting

Under CGCL, each share of common stock is entitled to one vote on any matter on which AHFC shareholders are required or permitted to vote. Subject to certain requirements specified under CGCL, holders of common stock may cumulate votes for the election of directors.

Preemptive Rights

The Articles do not grant holders of common stock any preemptive rights to purchase additional shares of common stock or other securities of AHFC.

Liquidation Rights

Under CGCL, in the event AHFC is liquidated, dissolved, or wound up, after payment (or making provision for payment) of AHFC’s debts and liabilities, shares of common stock are entitled to receive a ratable share of the balance of AHFC’s remaining assets, if any.

Liability

Holders of common stock are generally not liable for the obligations of AHFC.

Books and Records

Holders of shares of common stock are entitled, on written demand and subject to certain limitations, to inspect AHFC’s books and records and are entitled to receive periodic financial information from AHFC, in each case, as provided in the CGCL.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

AHFC was incorporated as a California corporation. Its bylaws provide for the indemnification of its officers, directors, and other “agents” to the fullest extent permitted by the CGCL. Section 317 of the CGCL authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Section 317 of the CGCL defines “agent” to include any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another foreign or domestic corporation, or was a director, officer, employee, or agent of a foreign or domestic corporation, partnership, joint venture, trust, or other enterprise which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The audited consolidated financial statements of AHFC and its subsidiaries for the years ended March 31, 2013, 2012, and 2011 and as of March 31, 2013 and 2012 appear as a separate section of this registration statement beginning on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) Audited consolidated financial statements of AHFC and its subsidiaries for the years ended March 31, 2013, 2012, and 2011 and as of March 31, 2013 and 2012.

(b) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2013

AMERICAN HONDA FINANCE CORPORATION

By:	/s/ Paul C. Honda
Paul C. Honda
Vice President, Finance and Administration

Report of Independent Registered Public Accounting Firm

The Board of Directors

American Honda Finance Corporation:

We have audited the accompanying consolidated balance sheets of American Honda Finance Corporation, a wholly owned subsidiary of American Honda Motor Co., Inc., and subsidiaries (the Company), as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Honda Finance Corporation and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company adopted new accounting standards related to transfers and servicing of financial assets and consolidations of variable interest entities effective April 1, 2010.

/s/ KPMG LLP

Los Angeles, California

June 14, 2013

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)

	March 31,
	2013	2012
Assets
Cash and cash equivalents	$149	161
Finance receivables, net	39,504	37,829
Investment in operating leases, net	19,348	17,732
Due from Parent and affiliated companies	77	88
Income taxes receivable	84	33
Vehicles held for disposition	126	93
Other assets	623	605
Derivative instruments	177	511

Total assets	$60,088	57,052

Liabilities and Equity
Debt:
Commercial paper	$4,704	3,601
Related party debt	4,720	4,741
Bank loans	6,642	6,751
Medium term note programs	16,873	16,848
Secured debt	7,639	6,825
Other debt	1,571	1,801

Total debt	42,149	40,567
Due to Parent and affiliated companies	70	61
Accrued interest expense	181	210
Deferred income taxes	6,633	6,352
Other liabilities	1,231	1,145
Derivative instruments	234	102

Total liabilities	50,498	48,437

Commitments and contingencies
Shareholder’s equity:
Common stock, $100 par value. Authorized 15,000,000 shares; issued and outstanding 13,660,000 shares in 2013 and 2012	1,366	1,366
Retained earnings	7,422	6,481
Accumulated other comprehensive income	88	102

Total shareholder’s equity	8,876	7,949
Noncontrolling interest in subsidiary	714	666

Total equity	9,590	8,615

Total liabilities and equity	$60,088	57,052

The following table presents the assets and liabilities of consolidated variable interest entities. These assets and liabilities are included in the consolidated balance sheets presented above. Refer to note 10 for additional information.

	March 31,
	2013	2012
Finance receivables, net	$7,582	6,819
Vehicles held for disposition	5	3
Other assets	234	226

Total assets	$7,821	7,048

Secured debt	$7,639	6,825
Other liabilities	2	3

Total liabilities	$7,641	6,828

See accompanying notes to consolidated financial statements.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In millions)

	Years ended March 31,
	2013	2012	2011
Revenues:
Direct financing lease	$218	242	276
Retail	1,426	1,610	1,808
Dealer	108	85	100
Operating lease	4,008	3,700	3,537

Total revenues	5,760	5,637	5,721
Depreciation on operating lease	3,038	2,637	2,473
Interest expense	806	847	946

Net revenues	1,916	2,153	2,302
Gain on disposition of lease vehicles	59	102	140
Other income	118	106	116

Total net revenues	2,093	2,361	2,558

Expenses:
General and administrative expenses	365	366	366
Provision for credit losses	54	94	92
Early termination loss on operating leases	58	19	10
Loss on lease residual values	9	18	37
Loss (gain) on derivative instruments	143	(30)	(372)
(Gain) loss on foreign currency revaluation of debt	(188)	(96)	543

Total expenses	441	371	676

Income before income taxes	1,652	1,990	1,882
Income tax expense	650	722	713

Net income	1,002	1,268	1,169
Less: Net income attributable to noncontrolling interest	61	62	68

Net income attributable to American Honda Finance Corporation	$941	1,206	1,101

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years ended March 31,
	2013	2012	2011
Net income	$1,002	1,268	1,169
Other comprehensive income:
Foreign currency translation adjustment	(27)	(36)	56

Comprehensive income	975	1,232	1,225
Less: Comprehensive income attributable to noncontrolling interest	(48)	(45)	(95)

Comprehensive income attributable to American Honda Finance Corporation	$927	1,187	1,130

See accompanying notes to consolidated financial statements.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions)

	Total	Retained earnings	Accumulated other comprehensive income	Common stock	Noncontrolling interest
Balance at March 31, 2010	$6,144	4,160	92	1,366	526
Cumulative effect of change in accounting principle, net of tax expense of $9 million (a)	14	14	—	—	—
Net income	1,169	1,101	—	—	68
Other comprehensive income	56	—	29	—	27

Balance at March 31, 2011	$7,383	5,275	121	1,366	621
Net income	1,268	1,206	—	—	62
Other comprehensive income	(36)	—	(19)	—	(17)

Balance at March 31, 2012	$8,615	6,481	102	1,366	666
Net income	1,002	941	—	—	61
Other comprehensive income	(27)	—	(14)	—	(13)

Balance at March 31, 2013	$9,590	7,422	88	1,366	714

(a)	Cumulative effect of consolidating former qualifying special-purpose entities. Refer to note 1(o) for additional information.

See accompanying notes to consolidated financial statements.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years ended March 31,
	2013	2012	2011
Cash flows from operating activities:
Net income	$1,002	1,268	1,169
Adjustments to reconcile net income to net cash provided by operating activities:
Debt and derivative instrument valuation adjustments	286	93	336
Loss on lease residual values and provision for credit losses	63	112	129
Early termination loss on operating leases	58	19	10
Depreciation and amortization	3,044	2,645	2,481
Accretion of unearned subsidy income	(1,005)	(932)	(842)
Amortization of deferred dealer participation and IDC	346	332	318
Gain on disposition of lease vehicles and fixed assets	(60)	(102)	(141)
Deferred income tax expense	285	854	1,241
Changes in operating assets and liabilities:
Income taxes receivable	(51)	(22)	29
Other assets	(25)	134	(48)
Accrued interest/discounts on debt	18	5	(6)
Other liabilities	119	10	116
Due to/due from Parent and affiliated companies	20	78	(74)

Net cash provided by operating activities	4,100	4,494	4,718

Cash flows from investing activities:
Finance receivables acquired	(18,655)	(18,085)	(18,222)
Principal collected on finance receivables	17,464	17,589	17,210
Net change in wholesale loans	(926)	(42)	50
Purchase of operating lease vehicles	(9,801)	(8,862)	(9,568)
Disposal of operating lease vehicles	5,002	4,691	4,894
Cash received for unearned subsidy income	1,001	1,057	990
Other investing activities, net	(13)	(121)	53

Net cash used in investing activities	(5,928)	(3,773)	(4,593)

Cash flows from financing activities:
Proceeds from issuance of commercial paper	34,642	39,259	40,377
Paydown of commercial paper	(33,511)	(40,291)	(40,724)
Proceeds from issuance of related party debt	44,798	51,872	62,262
Paydown of related party debt	(44,788)	(52,442)	(62,298)
Proceeds from issuance of medium term notes and other debt	7,189	8,894	7,301
Paydown of medium term notes and other debt	(7,312)	(8,943)	(6,297)
Proceeds from issuance of secured debt	5,722	5,108	3,413
Paydown of secured debt	(4,925)	(4,185)	(4,091)

Net cash provided by (used in) financing activities	1,815	(728)	(57)

Effect of exchange rate changes on cash and cash equivalents	1	2	(5)

Net (decrease) increase in cash and cash equivalents	(12)	(5)	63
Cash and cash equivalents at beginning of year	161	166	103

Cash and cash equivalents at end of year	$149	161	166

Supplemental disclosures of cash flow information:
Interest paid	$801	828	914
Income taxes paid (received)	419	(200)	(553)

See accompanying notes to consolidated financial statements.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2013, 2012, and 2011

(1)	Summary of Business and Significant Accounting Policies

American Honda Finance Corporation (AHFC) and its subsidiaries (the Company) is a wholly owned subsidiary of American Honda Motor Co., Inc. (AHM or the Parent). Honda Canada Finance Inc. (HCFI) is a majority-owned subsidiary of AHFC. Noncontrolling interest in HCFI is held by Honda Canada Inc. (HCI), an affiliate. AHM is a wholly owned subsidiary and HCI is an indirect wholly owned subsidiary of Honda Motor Co., Ltd. (HMC). AHM and HCI are the sole authorized distributors of Honda and Acura products, including motor vehicles, parts, and accessories in the United States and Canada.

The Company provides various forms of financing to authorized dealers of Honda and Acura products and their customers in the United States and Canada. The Company also finances a limited number of vehicles other than Honda and Acura products. The Company’s financing products include the following categories:

Retail Loans – The Company acquires retail installment contracts from dealers who originate the contracts with consumers. Retail loans are collateralized by liens on the related vehicles or equipment. Retail loan terms range primarily from two to six years.

Retail Leases – The Company acquires closed-end vehicle lease contracts between authorized dealers and their customers. The dealer assigns all of its rights, title, and interest in the lease and motor vehicle to the Company upon acquisition. Lease terms range primarily from two to five years.

Dealer Loans – The Company provides wholesale and commercial loans to dealers. Wholesale loans are used by dealers to finance the purchase of inventory. The Company retains purchase money security interest in all inventory financed; however, the Company has no right to recover a product sold to consumers in the ordinary course of business. The Company has entered into agreements with AHM and HCI, which provide for the repurchase of new, unused, and unregistered vehicles or equipment repossessed by the Company from a dealer who defaults on a wholesale loan. Commercial loans are used primarily for financing dealership property and working capital purposes. Commercial loans are generally secured by the associated properties, as well as corporate or personal guarantees from, or on behalf of, the related dealer’s principals.

The Company’s finance receivables and investment in operating leases are geographically diversified throughout the United States and Canada.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and revenues and expenses for the applicable periods. Those estimates include, among other things, the residual value estimates of lease vehicles and estimates for the allowances for credit losses and early termination losses on operating leases. Actual results could differ significantly from these estimates.

(a)	Business Risks

The Company’s business is substantially dependent upon the sale of Honda and Acura products. The financing business is also highly competitive. The Company’s competitors and potential competitors include national, regional, and local finance companies and other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, and credit unions. The Company’s future profitability will be largely dependent upon its ability to provide cost-competitive, quality financial products and services to its customers and to the availability and cost of its capital in relation to that of its

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

competitors. The Company’s liquidity is largely dependent on access to credit markets. The Company has been able to meet funding needs through diversified funding sources.

Higher than expected credit losses and lower than anticipated lease residual values due to prolonged periods of negative economic and market conditions can adversely affect the Company’s financial position, results of operations, and related cash flows. The Company manages these risks with purchasing and residual value setting standards, collection efforts, and lease remarketing programs. Refer to note 1(g) for additional discussion on the allowance for credit losses and note 1(h) for additional discussion on the determination of lease residual values.

The Company is exposed to market risks, principally interest rate and foreign currency risks, and utilizes derivative instruments to manage those risks. Although the use of derivative instruments mitigates a substantial portion of these risks, not all risk is eliminated. Refer to note 1(n) for additional discussion on derivative instruments.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of American Honda Finance Corporation (AHFC) and its subsidiaries: HCFI, American Honda Receivables LLC (AHRLLC), American Honda Receivable II LLC (AHRIILLC), Honda Lease Trust (HLT), Honda Titling Inc. (HTI), Honda Funding Inc. (HFI), American Honda Service Contract Corporation (AHSCC), Honda Titling A LLC (HTALLC), Honda Titling B LLC (HTBLLC), Honda Titling A L.P. (HTALP), and Honda Titling B L.P. (HTBLP). All subsidiaries are wholly owned, except for HCFI, which is majority-owned (52.33% as of March 31, 2013 and 2012). AHRLLC, AHRIILLC, and HFI are special purpose entities formed to facilitate certain structures under which the Company securitizes its receivables.

The Company also consolidates variable interest entities (VIEs) where the Company is the primary beneficiary. All consolidated VIEs are statutory trusts formed by the Company to accommodate securitization structures.

All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)	Comprehensive Income

Comprehensive income consists of net income and the effect of foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term, highly liquid investments with original maturities of 90 days or less.

(e)	Finance Receivables

Finance receivables include retail loan, direct financing lease, and dealer loan portfolio segments. The retail loan portfolio segment consists of retail installment contracts with consumers. The direct financing lease portfolio segment consists of closed-end vehicle lease contracts with consumers. The dealer loan portfolio segment consists of wholesale and commercial loans with dealers.

Finance receivables are classified as held-for-investment if the Company has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. As of March 31, 2013 and 2012, all finance receivables were classified as held-for-investment and reported at amortized cost.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Retail and dealer loans include the outstanding principal balance, allowance for credit losses, unearned origination fees, and deferred origination costs. Direct financing leases include the gross receivable balances, unearned interest income, write-down of lease residual values, allowance for credit losses, unearned origination fees, and deferred origination costs. Origination fees include payments received from AHM and HCI for incentive programs (refer to note 6 regarding these related party transactions). For a limited number of contracts, origination fees include payments received from dealers to buy down the interest rates charged to their customers. Origination costs include initial direct origination costs (IDC) and payments made to dealers for rate participation.

Revenue on finance receivables includes contractual interest income, accretion of origination fees, and amortization of origination costs. Interest income on retail and dealer loans is accrued as earned using the simple interest method. Unearned interest income on direct financing leases is recognized as finance revenue over the term of the lease using the interest method. Origination fees and costs are recognized as revenue using the interest method over the contractual life of the finance receivables. The recognition of finance revenue on retail loans and leases is discontinued when the underlying collateral is repossessed or accounts are charged off. The recognition of finance revenue on dealer loans is discontinued when it has been determined the Company will be unable to collect all principal and interest payments.

Retail loans and leases are considered delinquent if more than 10% of a scheduled payment is contractually past due on a cumulative basis. Dealer loans are considered delinquent when any payment is contractually past due. The contractual balance of retail loans and leases, including accrued interest and fees, are automatically charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Dealer loans are charged off when they have been individually identified as uncollectible. Charge-offs of loan and lease balances, including uncollected interest and fees, are recognized as a reduction to the allowance for credit losses. Subsequent recoveries of amounts previously charged off are credited to the allowance.

(f)	Investment in Operating Leases

The investment in operating leases is reported at cost, less accumulated depreciation and net of unearned origination fees and deferred origination costs. Origination fees include payments received from AHM for incentive programs (refer to note 6 regarding these related party transactions). For a limited number of contracts, origination fees include payments received from dealers to buy down the rental charges. Origination costs include payments made for dealer participation. Operating lease revenue is recognized on a straight-line basis over the lease term. Operating lease revenue includes accretion of origination fees and is net of amortization of origination costs, which are also recognized on a straight-line basis over the lease term. Operating lease vehicles are depreciated on a straight-line basis over the lease term to the estimated residual value. Refer to note 1(h) regarding the determination of lease residual values.

A portion of the Company’s operating leases is expected to terminate prior to their scheduled maturities when lessees default on their contractual obligations. Losses are generally realized upon the disposition of the repossessed operating lease vehicles. The methodologies used to determine the estimated losses are similar to the methodologies used to determine the allowance for credit losses on consumer finance receivables. Operating leases are collectively evaluated to determine the estimated losses incurred. Estimated early termination losses are recognized as a reduction to the carrying value of operating lease assets.

A review for impairment of the Company’s operating lease assets is performed whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Generally, an impairment

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

condition is determined to exist if estimated undiscounted cash flows from the use and eventual disposition of the asset is lower than the carrying value. For the purposes of testing for impairment, operating lease assets are grouped at the lowest level the Company can reasonably estimate cash flows. When impairment conditions are met, impairment losses are measured by the amount carrying values exceed their fair values.

(g)	Allowance for Credit Losses

The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables and is evaluated, at minimum, on a quarterly basis. The retail loan and direct financing lease portfolio segments consist primarily of pools of homogeneous loans and leases with relatively small balances, which are collectively evaluated for impairment. Dealer loans are individually evaluated for impairment when specifically identified as impaired. Dealer loans that have not been specifically identified as impaired are collectively evaluated. An allowance for credit losses is also maintained for estimated losses on past due operating lease rental payments.

(h)	Determination of Lease Residual Values

Contract residual values of lease vehicles are determined at lease inception by taking into consideration external industry data and the Company’s own historical experience. Lease customers have the option at the end of the lease term to purchase the lease vehicle at the contractual residual value or to return the vehicle to the dealer. The returned lease vehicles are either purchased by the dealer or sold through used vehicle auctions. The Company has a risk of loss on the disposition of returned lease vehicles when the proceeds from the sale of the vehicles and proceeds from residual value insurance claims, if any, are less than the contractual residual values. The Company assesses the estimated end of term market values of the lease vehicles, at minimum, on a quarterly basis. The primary factors affecting the estimates are the percentage of leased vehicles the Company expects to be returned by the lessee at the end of lease term and the expected loss severity. Factors considered in this evaluation include economic conditions, historical trends, market information on new and used vehicles, and other factors.

For direct financing leases, downward adjustments for declines in estimated residual values deemed to be other-than-temporary are recognized as a loss in the period in which the estimate changed. For operating leases, adjustments to the estimated residual values are made on a straight-line basis over the remaining term of the lease and are included as depreciation expense.

(i)	Vehicles Held for Disposition

Vehicles held for disposition consist of returned and repossessed vehicles. The vehicles are either sold at used vehicle auctions or purchased by dealers, usually within two months of return or repossession. The vehicles are valued at the lower of their carrying value or estimated fair value, less estimated disposition costs. For returned vehicles, valuation adjustments are recorded as a charge against the gain on disposition of lease vehicles. Valuation adjustments made for repossessed collateral of finance receivables and operating leases are recognized as charges to the allowance for credit loss and estimated early termination losses on operating leases, respectively.

(j)	Vehicle Service Contract Administration

AHFC performs administrative services for vehicle service contracts (VSC) issued by AHM and its subsidiary, American Honda Protection Products Corporation. AHFC receives fees for performing the services, which is recognized in other income over the lives of the underlying contracts, proportionate to the

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

anticipated amount of service to be performed. HCFI performs marketing services for vehicle service contracts issued by HCI. HCFI receives fees for performing the services, which is recognized in other income.

(k)	Securitizations and Variable Interest Entities

The Company enters into securitization transactions for funding purposes. Securitization transactions involve transferring pools of the Company’s retail loans to statutory trusts. The trusts are special purpose entities formed by the Company to accommodate securitization structures. Securitization trusts have the limited purpose of acquiring assets, issuing asset-backed securities, and making payments on the securities. Assets transferred to securitization trusts are considered to be legally isolated from the Company and the claims of the Company’s creditors. The Company continues to service the retail loans transferred to the trusts. Investors in the notes issued by the trusts only have recourse to the assets of the trusts and do not have recourse to the general credit of the Company.

The Company’s securitizations are structured to provide credit enhancements to investors in notes issued by the trusts. Credit enhancements can include the following:

Subordinated certificates – Securities issued by the trusts, which are retained by the Company and are subordinated in priority of payment to the notes.

Overcollateralization – Principal balance of securitized assets exceed the balance of securities issued by the trust.

Excess interest – Excess interest collections can be used to cover losses on defaulted loans.

Reserve funds – Restricted cash accounts held by trusts to cover shortfalls in payments of interest and principal required to be paid on the notes.

Yield supplement accounts – Restricted cash accounts held by trusts to supplement interest payments on notes.

The securitization trusts formed by the Company are VIEs, which are required to be consolidated by their primary beneficiary. The Company is considered to be the primary beneficiary of these trusts due to (i) the power to direct the activities of the trusts that most significantly impact the trusts’ economic performance through its role as servicer, and (ii) the obligation to absorb losses or the right to receive residual returns that could potentially be significant to the trusts through the subordinated certificates and residual interest retained.

Consolidation of these trusts results in the securitization transactions being accounted for as on-balance sheet secured financings. The securitized receivables remain on the consolidated balance sheet of the Company along with the notes issued by the trusts. The notes are secured solely by the assets of the trusts and not by any other assets of the Company. The assets of the trusts are the only source of funds for repayment on the notes. Restricted cash accounts held by the trusts can only be used to support payments on the notes. The restricted cash accounts are included in the Company’s consolidated balance sheet in other assets.

Prior to the adoption of Accounting Standards Update (ASU) 2009-16, which amended Accounting Standards Codification (ASC) Topic 860, Transfers and Servicing, and ASU 2009-17, which amended ASC Topic 810, Consolidation, securitization transactions were structured to qualify for both on- and off-balance sheet accounting treatment. Upon the adoption of ASU 2009-16 and ASU 2009-17, on April 1, 2010, all of

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

the Company’s outstanding securitization transactions were required to be accounted for as on-balance sheet secured financings, including those which previously qualified for sale accounting treatment. The adoption of these standards did not change the accounting treatment of securitization transactions that were previously treated as on-balance sheet secured financings. Refer to note 1(o) for additional information on the impact of adopting these new accounting standards.

(l)	Income Taxes

The Company’s U.S. entities are included in the consolidated U.S. federal and many consolidated or combined state and local income tax returns of the Parent, though in some cases the Company files separately as required by certain state and local jurisdictions. The Company provides its share of the consolidated or combined income tax on a separate return basis pursuant to an intercompany federal, state, and local income tax allocation agreement (intercompany tax allocation agreement) that it has entered into with the Parent. The Company files a separate California return based on California’s worldwide income and apportionment rules. To the extent the Company’s U.S. entities have taxable losses in its consolidated federal, and consolidated or combined state and local tax returns, a benefit will be recognized to the extent that it is more likely than not that these losses will be utilized by the Parent in the current or future year and thus would be subject to current or future reimbursement, respectively, by the Parent under the terms of the intercompany tax allocation agreement. To the extent such losses are attributable to a state where the Company files a separate return, a benefit for such losses would be recognized to the extent such losses are more likely than not to be utilized in the future. All but an insignificant amount of the federal and state taxes payable or receivable shown on the consolidated balance sheets are due to or from the Parent, pursuant to the intercompany tax allocation agreement.

The Company’s Canadian subsidiary, HCFI, files Canadian federal and provincial income tax returns based on the separate legal entity financial statements. HCFI does not file in the U.S. federal, state, or local income tax returns. Consequently, HCFI does not participate in the intercompany tax allocation agreement that the Company has with the Parent.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period in which the enactment date occurs. A valuation allowance is provided to offset deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company believes that it is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

(m)	Foreign Currency Translation

Upon consolidation, the assets and liabilities of HCFI are translated at year-end exchange rates, and the revenues and expenses are translated at the average rates of exchange during the respective years. The resulting translation adjustment is included in other comprehensive income and the cumulative translation adjustment is reported as a separate component of equity in accumulated other comprehensive income and noncontrolling interest.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Foreign currency denominated debt is translated at year-end exchange rates, and the foreign currency transaction gains and losses are recognized through earnings.

(n)	Derivative Instruments

The Company utilizes derivative instruments to manage exposures to interest rate and foreign currency risks. The Company’s assets consist primarily of fixed rate receivables and operating lease assets. The Company’s liabilities consist of both floating and fixed rate debt, denominated in various currencies. Interest rate and basis swaps are used to match the interest rate characteristics of the Company’s assets and debt. Currency swaps are used to manage currency risk exposure on foreign currency denominated debt. Derivative instruments are not used for trading or any other speculative purposes.

All derivative financial instruments are recorded on the consolidated balance sheets at fair value. The Company has elected to net derivative asset and liability positions by counterparty when the right of set-off exists under legally enforceable master netting agreements. The resulting net fair value is presented on the consolidated balance sheets as either assets or liabilities. Except in very limited circumstances involving counterparties with consolidated securitization trusts, the Company generally has not entered into credit support (collateral) agreements with its counterparties. Changes in the fair value of derivatives not designated for hedge accounting are recognized in earnings in the period of the change.

(o)	Recently Adopted Accounting Standards

Effective April 1 2012, the Company adopted ASU 2011-05, Presentation of Comprehensive Income (as amended), which amended ASC Topic 220, Comprehensive Income. Under the amendments, the Company elected to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in two separate but consecutive statements. The adoption of this ASU only changed the presentation of comprehensive income and did not impact the Company’s consolidated financial condition or results of operations.

Effective January 1, 2012, the Company adopted ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, which amended ASC Topic 820, Fair Value Measurement. Some of the amendments in this update clarified the intent about the application of existing fair value measurement requirements. Other amendments changed a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Company adopted the amendments and changed the method in which nonperformance risk of derivative instruments is measured. The Company previously measured nonperformance risk based on the Company’s net exposure to the counterparty’s credit risk or the counterparty’s net exposure to the credit risk of the Company in accordance with master netting agreements. Upon the adoption of the amended guidance, nonperformance risk is measured based upon the gross exposure of each individual derivative instrument. This change was applied prospectively and did not have a material impact to the Company’s consolidated financial statements. Refer to note 14 for additional information on the measurement of nonperformance risk on derivative instruments.

Effective July 1, 2011, the Company adopted ASU 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring, which amended ASC Topic 310, Receivables. The amendments provide additional guidance in determining whether a loan modification or restructuring is considered a troubled debt restructuring. The adoption of the amended guidance did not have a material impact to the Company’s consolidated financial statements. The Company generally does not grant concessions considered to be troubled debt restructurings other than modifications of retail loans under

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

reorganization proceedings pursuant to the U.S. Bankruptcy Code. The impact of retail loans modified under bankruptcy protection was insignificant to the Company’s consolidated financial statements.

Effective April 1, 2010, the Company adopted ASU 2009-16, which amended ASC Topic 860, Transfers and Servicing, and ASU 2009-17, which amended ASC Topic 810, Consolidation. The amendments to ASC Topic 860 removed the concept of a qualifying special-purpose entity (QSPE) and removed the exemption from applying consolidation accounting standards to QSPEs. The amendments to ASC Topic 810 changed the approach to determining a VIE’s primary beneficiary. All securitization Trusts that previously met the conditions to be a QSPE were required to be consolidated upon the adoption of these standards. The amended guidance did not change the accounting treatment for securitization Trusts that did not meet the conditions to be QSPEs and were consolidated under previous accounting guidance. The Company elected to apply the amended consolidation guidance prospectively beginning on April 1, 2010. The assets and liabilities of the newly consolidated Trusts were measured at their carrying amounts, which were the historical amounts at which the assets and liabilities would have been carried in the consolidated financial statements had the Trusts always been consolidated. The Company also derecognized the assets and liabilities associated with previous off-balance sheet securitizations. The Company recorded a $14 million increase to beginning retained earnings, net of tax, as a cumulative effect adjustment. After the adoption of the new standards, the consolidated statements of income no longer reflect income from retained interests in securitization, gains and losses on the revaluation of retained interests in securitizations, nor servicing income on the legacy off-balance sheet securitizations. Instead, the Company recognizes finance revenue and provision for credit losses on the securitized receivables and interest expense on the related secured debt, consistent with the accounting treatment of previous on-balance sheet securitizations.

The following table summarizes the financial impacts as of April 1, 2010:

	Consolidated amounts	Derecognized amounts	Net increase (decrease)
	(In millions)
Assets:
Finance receivables, net	$2,816	—	2,816
Retained interests in securitizations	—	(296)	(296)
Vehicles held for disposition	3	—	3
Servicing assets	—	(5)	(5)
Other assets	99	(5)	94

	2,918	(306)	2,612

Liabilities:
Secured debt, net	2,804	—	2,804
Accrued interest expense	5	—	5
Other liabilities	—	(231)	(231)
Derivative instruments	11	—	11

	$2,820	(231)	2,589

Cumulative effect of change in accounting principal before tax			$23
Tax effect			(9)

Cumulative effect of change in accounting principal after tax			$14

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

(p)	Recently Issued Accounting Standards

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which amends ASC Topic 210, Balance Sheet. The amendments require an entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that the scope of ASU 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. Both amendments are effective for fiscal years beginning on or after January 1, 2013. The adoption of these ASUs will only impact the Company’s disclosures.

(2)	Finance Receivables

Finance receivables consisted of the following at March 31:

	2013
	Lease	Retail	Dealer	Total
	(In millions)
Finance receivables	$3,744	32,320	4,208	40,272
Allowance for credit losses	(5)	(88)	—	(93)
Write-down of lease residual values	(36)	—	—	(36)
Unearned interest income and fees	(146)	—	—	(146)
Deferred dealer participation and IDC	9	405	—	414
Unearned subsidy income	(208)	(699)	—	(907)

	$3,358	31,938	4,208	39,504

	2012
	Lease	Retail	Dealer	Total
	(In millions)
Finance receivables	$3,839	31,632	3,250	38,721
Allowance for credit losses	(6)	(155)	(1)	(162)
Write-down of lease residual values	(65)	—	—	(65)
Unearned interest income and fees	(149)	—	—	(149)
Deferred dealer participation and IDC	9	413	—	422
Unearned subsidy income	(226)	(712)	—	(938)

	$3,402	31,178	3,249	37,829

Finance receivables include retail loans with principal balances of $7.7 billion and $6.9 billion as of March 31, 2013 and 2012, respectively, that have been sold for legal purposes in securitization transactions that do not qualify for sale accounting treatment. These finance receivables are restricted as collateral for the payment of the related secured debt obligations. Refer to note 10 for additional information.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Contractual maturities of direct financing lease and retail loans at March 31, 2013 were as follows:

	Lease	Retail
	(In millions)
Fiscal year ending March 31:
2014	$1,016	9,874
2015	996	8,589
2016	947	6,753
2017	693	4,448
2018	92	2,125
2019 and thereafter	—	531

Total	$3,744	32,320

It is the Company’s experience that a portion of the finance receivable portfolio generally is repaid before contractual maturity dates. Aggregate contractual maturities, as shown above for direct financing lease and retail finance receivables, should not be regarded as a forecast of future cash collections.

The uninsured portions of the lease residual values were $525 million and $564 million at March 31, 2013 and 2012, respectively. Included in the gain or loss on disposition of lease vehicles are end of term charges on both direct financing and operating leases of $22 million, $19 million, and $36 million for the years ended March 31, 2013, 2012, and 2011, respectively.

Credit Quality of Financing Receivables

Credit losses are an expected cost of extending credit. The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk can be affected by general economic conditions. Adverse changes such as a rise in unemployment rates can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collateral. Credit risk on dealer loans is affected primarily by the financial strength of the dealers within the portfolio. Exposure to credit risk is managed through purchasing standards, pricing of contracts for expected losses, focusing collection efforts to minimize losses, and ongoing reviews of the financial conditions of dealers.

Allowance for Credit Losses

The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables, which require significant judgment and assumptions that are inherently uncertain. The allowance is based on management’s evaluation of many factors, including the Company’s historical credit loss experience, the value of the underlying collateral, delinquency trends, and economic conditions.

Consumer finance receivables in the retail loan and direct financing lease portfolio segments are collectively evaluated for impairment. Delinquencies and losses are continuously monitored and this historical experience provides the primary basis for estimating the allowance. Management utilizes various methodologies when estimating the allowance for credit losses including models, which incorporate vintage loss and delinquency migration analysis. These models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Dealer loans are individually evaluated for impairment when specifically identified as impaired. Dealer loans are considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the terms of the contract. The Company’s determination of whether dealer loans are impaired is based on evaluations of dealerships’ payment history, financial condition, and their ability to perform under the terms of the loan agreements. Dealer loans that have not been specifically identified as impaired are collectively evaluated for impairment.

Dealer loans totaling $7 million were modified during the fiscal year ended March 31, 2013 that constituted troubled debt restructurings. No impairment losses were recognized as the modifications extended the maturity of the loans and did not involve a reduction of principal, accrued interest, or stated interest rates. The period of deferral was considered to be more than insignificant and the interest rates were not adjusted to reflect the extension in maturities. There were no dealer loans modified during the fiscal years ended March 31, 2012 and 2011 that constituted troubled debt restructurings.

The Company generally does not grant concessions on consumer finance receivables that are considered to be troubled debt restructurings other than modifications of retail loans in reorganization proceeding pursuant to the U.S. Bankruptcy Code. Retail loans modified under bankruptcy protection were not material to the Company’s consolidated financial statements during the fiscal years ended March 31, 2013, 2012, and 2011. The Company does allow payment deferrals on consumer finance receivables, which are not considered to be troubled debt restructurings as payment extensions are deemed to be insignificant and interest continues to accrue during the deferral period.

The following is a summary of the activity in the allowance for credit losses of finance receivables:

	Year ended March 31, 2013
	Lease	Retail	Dealer	Total
	(In millions)
Beginning balance	$6	155	1	162
Provision	4	35	1	40
Charge-offs	(6)	(200)	(2)	(208)
Recoveries	1	98	—	99
Effect of translation adjustment	—	—	—	—

Ending balance	$5	88	—	93

Allowance for credit losses – ending balance:
Individually evaluated for impairment	$—	—	—	—
Collectively evaluated for impairment	5	88	—	93
Finance receivables – ending balance:
Individually evaluated for impairment	$—	—	17	17
Collectively evaluated for impairment	3,399	32,026	4,191	39,616

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

	Year ended March 31, 2012
	Lease	Retail	Dealer	Total
	(In millions)
Beginning balance	$9	187	3	199
Provision	2	78	(1)	79
Charge-offs	(7)	(223)	(1)	(231)
Recoveries	2	113	—	115
Effect of translation adjustment	—	—	—	—

Ending balance	$6	155	1	162

Allowance for credit losses – ending balance:
Individually evaluated for impairment	$—	—	—	—
Collectively evaluated for impairment	6	155	1	162
Finance receivables – ending balance:
Individually evaluated for impairment	$—	—	—	—
Collectively evaluated for impairment	3,473	31,333	3,250	38,056

	Year ended March 31, 2011
	Lease	Retail	Dealer	Total
	(In millions)
Beginning balance	$12	291	5	308
Effect of consolidating former QSPEs (a)	—	10	—	10

Adjusted beginning balance	12	301	5	318
Provision	5	66	2	73
Charge-offs	(15)	(311)	(5)	(331)
Recoveries	7	131	1	139
Effect of translation adjustment	—	—	—	—

Ending balance	$9	187	3	199

Allowance for credit losses – ending balance:
Individually evaluated for impairment	$—	—	1	1
Collectively evaluated for impairment	9	187	2	198
Finance receivables – ending balance:
Individually evaluated for impairment	$—	—	3	3
Collectively evaluated for impairment	3,648	31,353	3,189	38,190

(a)	Refer to note 1(o) for additional information.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Delinquencies

The following is an aging analysis of past due finance receivables at March 31:

	30 – 59 days past due	60 – 89 days past due	90 days or greater past due	Total past due	Current or less than 30 days past due	Total finance receivables
	(In millions)
2013
Retail loans:
New auto	$126	17	5	148	26,412	26,560
Used and certified auto	54	7	2	63	4,343	4,406
Motorcycle and other	11	3	2	16	1,044	1,060

Total retail	191	27	9	227	31,799	32,026

Direct financing lease	10	2	—	12	3,387	3,399

Dealer loans:
Wholesale flooring	2	—	1	3	3,769	3,772
Commercial loans	—	—	—	—	436	436

Total dealer loans	2	—	1	3	4,205	4,208

Total finance receivables	$203	29	10	242	39,391	39,633

2012
Retail loans:
New auto	$111	15	5	131	25,240	25,371
Used and certified auto	52	6	2	60	4,738	4,798
Motorcycle and other	13	5	2	20	1,144	1,164

Total retail	176	26	9	211	31,122	31,333

Direct financing lease	12	2	1	15	3,458	3,473

Dealer loans:
Wholesale flooring	—	—	—	—	2,861	2,861
Commercial loans	—	—	—	—	389	389

Total dealer loans	—	—	—	—	3,250	3,250

Total finance receivables	$188	28	10	226	37,830	38,056

Credit Quality Indicators

Retail Loan and Direct Financing Lease Portfolio Segments

The Company utilizes proprietary credit scoring systems to evaluate the credit risk of applicants for retail loans and leases. The scoring systems assign internal credit scores based on various factors including the applicant’s credit bureau information and contract terms. The internal credit score provides the primary basis for credit decisions when acquiring retail loan and lease contracts. Internal credit scores are determined only at the time of origination and are not reassessed during the life of the contract.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Subsequent to origination, collection experience provides a current indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. Accounts that are current or less than 60 days past due are considered to be performing. Accounts that are 60 days or more past due are considered to be nonperforming. The table below presents the Company’s portfolio of consumer loans and leases by this credit quality indicator at March 31:

	Retail new auto	Retail used and certified auto	Retail motorcycle and other	Direct financing lease	Total consumer finance receivables
	(In millions)
2013
Performing	$26,538	4,397	1,055	3,397	35,387
Nonperforming	22	9	5	2	38

Total	$26,560	4,406	1,060	3,399	35,425

2012
Performing	$25,351	4,790	1,157	3,470	34,768
Nonperforming	20	8	7	3	38

Total	$25,371	4,798	1,164	3,473	34,806

Dealer Loan Portfolio Segment

The Company utilizes an internal risk rating system to evaluate dealer credit risk. Dealerships are assigned an internal risk rating based on an assessment of their financial condition. Factors including liquidity, financial strength, management effectiveness, and operating efficiency are evaluated when assessing their financial condition. Program guidelines such as financing limits and interest rates are determined from these risk ratings. Monitoring activities including financial reviews and inventory inspections are performed more frequently for dealerships with weaker risk ratings. The financial conditions of dealerships are reviewed and their risk ratings are updated at least annually.

The Company’s outstanding portfolio of dealer loans at March 31 has been divided into two groups in the tables below. Group A includes the loans of dealerships with the strongest internal risk rating. Group B includes the loans of all remaining dealers. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

	2013			2012
	Wholesale	Commercial		Wholesale	Commercial
	flooring	loans	Total	flooring	loans	Total
	(In millions)
Group A	$2,420	248	2,668	1,754	206	1,960
Group B	1,352	188	1,540	1,107	183	1,290

Total	$3,772	436	4,208	2,861	389	3,250

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

(3)	Investment in Operating Leases

Investment in operating leases consisted of the following at March 31:

	2013	2012
	(In millions)
Operating lease vehicles	$24,034	21,800
Accumulated depreciation	(4,208)	(3,638)
Deferred dealer participation and IDC	82	82
Unearned subsidy income	(500)	(479)
Estimated early termination losses	(60)	(33)

	$19,348	17,732

The Company recognized $58 million, $19 million, and $10 million of estimated early termination losses due to lessee defaults for the years ended March 31, 2013, 2012, and 2011, respectively. Actual net losses realized for the years ended March 31, 2013, 2012, and 2011 totaled $31 million, $22 million, and $27 million, respectively.

Included in the provision for credit losses for the years ended March 31, 2013, 2012, and 2011 are provisions related to past-due receivables on operating leases in the amounts of $14 million, $15 million, and $19 million, respectively.

The Company did not recognize impairment losses during the fiscal years 2013, 2012, and 2011 since there were no events or circumstances which indicated that the carrying values of operating leases would not be recoverable.

Future minimum rental payments for operating leases at March 31, 2013 were as follows (in millions):

Fiscal year ending March 31:
2014	$3,226
2015	2,067
2016	664
2017	20
2018	—

Total	$5,977

Based on the Company’s leasing experience, it is expected that a portion of the Company’s operating lease vehicles will be purchased by the lessee prior to the scheduled lease term. Future minimum rental payments, as shown above, should not be regarded as a forecast of future cash collections.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

(4)	Debt

The Company issues debt in various currencies with both floating and fixed interest rates. Outstanding debt, weighted average contractual interest rates, and range of contractual interest rates at March 31 were as follows:

			Weighted average contractual interest rate		Contractual interest rate ranges
	2013	2012	2013	2012	2013	2012
	(In millions)
Secured debt	$7,639	6,825	0.78%	1.11%	0.20 - 1.98%	0.40 - 4.43%

Unsecured debt:
Commercial paper	4,704	3,601	0.39	0.56	0.17 - 1.26	0.16 - 1.25
Related party debt	4,720	4,741	0.52	0.51	0.17 - 1.29	0.19 - 1.28
Bank loans	6,642	6,751	1.32	1.43	0.59 - 4.55	0.79 - 4.55
US MTN program	13,433	11,340	2.36	2.76	0.30 - 7.63	0.57 - 7.63
Euro MTN programme	3,440	5,508	3.53	3.39	0.29 - 6.25	0.34 - 6.25
Other debt	1,571	1,801	4.03	4.97	2.24 - 5.61	2.23 - 5.68

Total unsecured debt	34,510	33,742

Total debt	$42,149	40,567

As of March 31, 2013, the outstanding principal balance of long-term debt with floating interest rates totaled $9.1 billion and long-term debt with fixed interest rates totaled $21.6 billion. As of March 31, 2012, the outstanding principal balance of long-term debt with floating interest rates totaled $9.0 billion and long-term debt with fixed interest rates totaled $21.0 billion.

The Company’s secured debt is amortizing and unsecured debt is nonamortizing. Scheduled and projected maturities of the Company’s debt as of March 31, 2013 are summarized below:

	2014	2015	2016	2017	2018	Thereafter	Total
	(In millions)
Secured debt (a)	$4,071	2,396	1,184	—	—	—	7,651

Unsecured debt:
Commercial paper	4,706	—	—	—	—	—	4,706
Related party debt	4,720	—	—	—	—	—	4,720
Bank loans	1,050	400	1,442	3,069	697	—	6,658
US MTN program	3,540	3,700	2,020	1,250	1,250	1,700	13,460
Euro MTN programme	906	1,560	811	35	100	32	3,444
Other debt	885	295	—	—	393	—	1,573

Total unsecured	15,807	5,955	4,273	4,354	2,440	1,732	34,561

Debt (b)	$19,878	8,351	5,457	4,354	2,440	1,732	42,212

Unamortized discounts/fees							(63)

Total debt							$42,149

(a)	Projected repayment schedule of secured debt. Reflects payment performance assumptions on underlying receivables.
(b)	Principal amounts

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Secured Debt

The Company issues notes through secured financing transactions that are secured by assets held by the issuing securitization trust. The notes generally have fixed rates of interest (a limited number of notes had variable rates). Repayment on the notes is dependent on the performance of the underlying receivables. Refer to note 10 for additional information on the Company’s secured financing transactions.

Commercial Paper

As of March 31, 2013 and 2012, the Company had commercial paper programs that provide the Company with available funds of up to $7.6 billion and $8.5 billion, respectively, at prevailing market interest rates for periods up to one year. The commercial paper programs are supported by the Keep Well Agreements with HMC as described in note 6.

Outstanding commercial paper averaged $4.0 billion and $5.3 billion during fiscal years 2013 and 2012, respectively. The maximum balance outstanding at any month-end during fiscal years 2013 and 2012 was $4.9 billion and $6.5 billion, respectively.

As of March 31, 2013, the Company had available committed lines of credit totaling $7.3 billion, which expire in March 2014. Committed lines of credit are in place to support the Company’s commercial paper programs. If these lines were used, it would be in the form of short-term notes. The Company expensed commitment fees of $8 million, $7 million, and $5 million during fiscal years 2013, 2012, and 2011, respectively, in general and administrative expenses. As of March 31, 2013 and 2012, there were no amounts outstanding under these lines.

Related Party Debt

AHFC routinely issues fixed rate short-term notes to AHM to fund AHFC’s general corporate operations. The Company incurred interest expense on these notes totaling $6 million, $9 million, and $12 million for the fiscal years 2013, 2012, and 2011, respectively.

HCFI routinely issues fixed rate short-term notes to HCI to fund HCFI’s general corporate operations. The Company incurred interest expense on these notes totaling $18 million, $17 million, and $15 million for the fiscal years 2013, 2012, and 2011, respectively.

Bank Loans

Outstanding bank loans at March 31, 2013 and 2012 include loans with either fixed or variable rates, and generally have prepayment options. The Keep Well Agreements with HMC, as described in note 6, supported $500 million of outstanding bank loans as of March 31, 2012. No outstanding bank loans as of March 31, 2013 were supported by the Keep Well Agreements.

Medium Term Note Programs

A significant portion of the Company’s term funding requirements is met through the issuance of debt under two medium term note (MTN) programs. The US MTN is a 144A Private Placement Program. The program size was $25 billion as of March 31, 2013 and 2012. The Euro MTN Programme is listed on the Luxembourg Exchange. The program size was $11 billion as of March 31, 2013 and 2012. The MTN programs are supported by the Keep Well Agreements with HMC as described in note 6.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Notes issued under these programs are both short-term and long-term, with either fixed or variable rates, and are denominated primarily in U.S. dollars, Japanese yen, and Euros.

The remaining available balances at March 31 were as follows:

	2013	2012
	(In millions)
US MTN Program	$11,540	13,636
Euro MTN Programme	7,172	5,484

Other Debt

The outstanding balances as of March 31, 2013 and 2012 represent private placement debt issuances by HCFI denominated in Canadian dollars, with either fixed or variable rates.

(5)	Derivative Instruments

The notional balances and gross fair values of the Company’s derivatives at March 31 are presented below. Derivative instruments are presented in the Company’s consolidated balance sheets on a net basis by counterparty. Refer to note 14 regarding the valuation of derivative instruments.

	2013			2012
	Notional balances	Assets	Liabilities	Notional balances	Assets	Liabilities
	(In millions)
Interest rate swaps	$42,861	342	155	46,076	387	243
Cross currency swaps	3,247	27	271	5,263	391	126

Gross derivative assets/liabilities		369	426		778	369
Counterparty netting adjustment		(192)	(192)		(267)	(267)

Net derivative assets/liabilities		$177	234		$511	102

The income statement effect of derivative instruments for the fiscal years ended March 31, 2013, 2012, and 2011 is presented below. There were no derivative instruments designated as part of a hedge accounting relationship during the years presented.

	2013	2012	2011
	(In millions)
Interest rate swaps	$37	(17)	(183)
Cross currency swaps	(180)	47	555

Total (loss) gain on derivative instruments	$(143)	30	372

The fair value of derivative instruments is subject to the fluctuations in market interest rates and foreign currency exchange rates. Since the Company has elected not to apply hedge accounting, the volatility in the changes in fair value of these derivative instruments is recognized in earnings. All settlements of derivative instruments are recognized within cash flows from operating activities in the consolidated statements of cash flows.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

These derivative instruments also contain an element of credit risk in the event the counterparties are unable to meet the terms of the agreements. However, the Company minimizes the risk exposure by limiting the counterparties to major banks and financial institutions that meet established credit guidelines. In the event of default, all counterparties are subject to legally enforceable master netting agreements. The Company generally does not require or place collateral for these instruments under credit support agreements.

(6)	Transactions Involving Related Parties

The following tables summarize the income statement and balance sheet impact of transactions with the Parent and affiliated companies for the years ended or at March 31:

Income statement	2013	2012	2011
	(In millions)
Revenue:
Subsidy income	$996	924	833
Interest expense:
Related party debt	24	26	27
Other income:
VSC administration fees	93	93	87
General and administrative expenses:
Support Compensation Agreement fees	15	16	18
Benefit plan expenses	17	13	11
Shared services	44	42	41

Balance Sheet	2013	2012
	(In millions)
Assets:
Finance receivables, net:
Unearned subsidy income	$(895)	(928)
Investment in operating leases, net:
Unearned subsidy income	(497)	(477)
Due from Parent and affiliated companies	77	88
Liabilities:
Debt:
Related party debt	$4,720	4,741
Due to Parent and affiliated companies	70	61
Accrued interest expenses:
Related party debt	3	2
Other liabilities:
VSC unearned administrative fees	337	326
Accrued benefit expenses	44	41

Support Agreements

HMC and AHFC are parties to a Keep Well Agreement, effective as of September 9, 2005. The Keep Well Agreement provides that HMC will (1) maintain (directly or indirectly) at least 80% ownership in AHFC’s voting stock and not pledge (directly or indirectly), or in any way encumber or otherwise dispose of, any

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

such stock of AHFC that it is required to hold (or permit any of HMC’s subsidiaries to do so), (2) cause AHFC to have a positive consolidated tangible net worth with tangible net worth defined as (a) stockholder’s equity less (b) any intangible assets, determined on a consolidated basis in accordance with GAAP, and (3) ensure that AHFC has sufficient liquidity to meet its payment obligations for debt HMC has confirmed in writing is covered by this Keep Well Agreement, in accordance with its terms, or where necessary make available to AHFC, or HMC shall procure for AHFC, sufficient funds to enable AHFC to meet such obligations in accordance with such terms. The Keep Well Agreement is not a guarantee by HMC.

HMC and HCFI are parties to a Keep Well Agreement effective as of September 26, 2005. The Keep Well Agreement provides that HMC will (1) maintain (directly or indirectly) at least 80% ownership in HCFI’s voting stock and not pledge (directly or indirectly), or in any way encumber or otherwise dispose of, any such stock of HCFI that it is required to hold (or permit any of HMC’s subsidiaries to do so), (2) cause HCFI to have a positive consolidated tangible net worth with tangible net worth defined as (a) stockholder’s equity less (b) any intangible assets, determined on a consolidated basis in accordance with generally accepted accounting principles in Canada, and (3) ensure that HCFI has sufficient liquidity to meet its payment obligations for debt HMC has confirmed in writing is covered by this Keep Well Agreement, in accordance with its terms, or where necessary make available to HCFI, or HMC shall procure for HCFI, sufficient funds to enable HCFI to meet such obligations in accordance with such terms. The Keep Well Agreement is not a guarantee by HMC.

As of March 31, 2013 and 2012, the Company believed it was in compliance with the above agreements. In connection with the agreements, AHFC and HCFI have entered into separate Support Compensation Agreements, where each has agreed to pay HMC a quarterly fee based on the amount of outstanding debt that benefit from the HMC Keep Well Agreements. Support Compensation Agreement fees are recognized in general and administrative expenses.

Incentive Programs

The Company receives subsidy payments from AHM and HCI, which supplements the revenues on financing products offered under incentive programs. Subsidy payments received on retail loans and leases are deferred and recognized as revenue over the term of the related contracts. The unearned balance is recognized as reductions to the carrying value of finance receivables and investment in operating leases. Subsidy payments on dealer loans are received as earned. Refer to notes 1(e) and 1(f) for additional information.

Related Party Debt

AHFC routinely issues short-term notes to AHM to fund AHFC’s general corporate operations. HCFI routinely issues short-term notes to HCI to fund HCFI’s general corporate operations. Interest rates are based on prevailing rates of debt with comparable terms. Refer to note 4 for additional information.

Vehicle Service Contract Administration

AHFC receives fees to perform administrative services for vehicle service contracts issued by AHM and its subsidiaries. HCFI receives fees for marketing vehicle service contracts issued by HCI. Unearned VSC administration fees are included in other liabilities. VSC administration income is recognized in other income. Refer to note 1(j) for additional information.

Shared Services

The Company shares certain common expenditures with AHM and HCI, including data processing services, software development, and facilities. The allocated costs for shared services are included in general and administrative expenses.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Benefit Plans

The Company participates in various employee benefit plans that are maintained by AHM and HCI. The allocated benefit plan expenses are included in general and administrative expenses. Refer to note 8 for additional information.

Income taxes

The Company’s U.S. income taxes are recognized on a separate return basis pursuant to intercompany income tax allocation agreements with AHM. Income tax related items are not included in the tables above. Refer to notes 1(l) and 7 for additional information.

Other

The majority of the amounts due from the Parent and affiliated companies at March 31, 2013 and 2012 related to subsidies. The majority of the amounts due to the Parent and affiliated companies at March 31, 2013 and 2012 related to wholesale flooring invoices payable to the Parent. These receivable and payable accounts are non-interest-bearing and short-term in nature and are expected to be settled in the normal course of business.

(7)	Income Taxes

The Company’s consolidated income tax expense (benefit) was computed on a separate return basis pursuant to the intercompany tax allocation agreement with the Parent and consisted of the following:

	Current	Deferred	Total
	(In millions)
Year ended March 31, 2013:
Federal	$334	129	463
State and local	16	112	128
Foreign	15	44	59

	$365	285	650

Year ended March 31, 2012:
Federal	$(188)	748	560
State and local	45	66	111
Foreign	11	40	51

	$(132)	854	722

Year ended March 31, 2011:
Federal	$(591)	1,140	549
State and local	45	51	96
Foreign	18	50	68

	$(528)	1,241	713

The current and deferred federal tax expense for the fiscal years ended March 31, 2013, 2012, and 2011, reflect the statutory changes to federal bonus depreciation due to the American Taxpayer Relief Act (ATRA) of 2012, which was signed into law on January 2, 2013 and the Tax Relief, Unemployment Insurance Reauthorization, and Jobs Creation Act of 2010, which was signed into law on December 17,

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

2010, and have a significant impact on the allocation of tax expense between current and deferred. Specifically, for the year ended March 31, 2012, 100% bonus depreciation was generally available for new lease acquisitions in the U.S. in the first nine months of the year followed by 50% bonus depreciation in the last three months of the year. In the year ended March 31, 2011, 100% bonus depreciation was generally available for new lease acquisition in the U.S. for approximately the last seven months of the year and 50% bonus depreciation was generally available otherwise. With the ATRA, the 50% bonus depreciation was extended through calendar year 2013.

Income taxes for the fiscal years ended March 31, 2013, 2012, and 2011 differ from the expected income taxes by applying the statutory federal corporate rate of 35% to income before income taxes as follows:

	2013	2012	2011
	(In millions)
Computed “expected” income taxes	$578	697	659
Foreign tax rate differential	(15)	(15)	(14)
Effect of change in foreign tax rate	8	2	8
Change in state NOL, net of federal income tax benefit	(8)	(3)	(5)
Change in the valuation allowance	—	—	(15)
State and local income taxes, net of federal income tax benefit	76	65	75
Change in estimated state tax rate, net of federal income tax benefit	13	10	7
Unrecognized tax benefit	(2)	(35)	(1)
Other	—	1	(1)

Income tax expense	$650	722	713

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31 are presented below:

	2013	2012
	(In millions)
Deferred tax assets:
State income tax	$186	172
Receivable valuation	55	83
Accrued postretirement	16	14
State loss carryforwards	70	62
Other assets	50	55

Total gross deferred tax assets	377	386
Less valuation allowance	—	—

Net deferred tax assets	377	386

Deferred tax liabilities:
Leases – direct financing	250	217
Leases – operating	6,630	6,423
Derivatives	86	54
Securitizations	1	1
Other	43	43

Total gross deferred tax liabilities	7,010	6,738

Net deferred tax liabilities	$6,633	6,352

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

The effect of translating HCFI’s net deferred tax liabilities to U.S. dollars upon consolidation resulted in a decrease of $4 million, a decrease of $4 million, and an increase of $6 million during fiscal years 2013, 2012, and 2011, respectively. The translation adjustments have been recognized as a component of other comprehensive income.

Exception to Recognition of Deferred Tax Liabilities

Foreign pretax income is generally subject to U.S. taxation when repatriated and when subject to U.S. taxation may generally be offset by foreign tax credits. To date, the Company has not provided for federal income taxes on the undistributed earnings of its foreign subsidiary, HCFI, because such earnings are intended to be indefinitely reinvested outside the United States. At March 31, 2013, 2012, and 2011, $596 million, $529 million, and $461 million, respectively, of accumulated undistributed earnings of HCFI were deemed to be so reinvested. The Company expects HCFI to pay a dividend in the year ending March 31, 2014. However, this expectation does not materially affect deferred taxes for the fiscal year ended March 31, 2013. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

The Company’s tax provision has historically not included U.S. tax on HCFI’s income because this income was active financing income earned and indefinitely reinvested outside the U.S. Therefore, this income has historically only been taxed at the Canada federal and provincial tax rates, with no provision being made for incremental U.S. tax. The lack of U.S. tax on this income has been dependent upon a provision of the U.S. tax law that defers the imposition of U.S. taxes on certain active financing income until that income is repatriated to the U.S. as a dividend. This “active financing exception” was extended retroactively on January 2, 2013, for taxable years beginning after January 1, 2012 through the tax year beginning before January 1, 2014. If the exception is not extended beyond the tax year ending March 31, 2014, the tax expense imposed on AHFC’s active financing income earned outside the U.S. could include a provision for incremental U.S. tax beginning in fiscal year ending March 31, 2015, and accordingly, the tax expense on HCFI’s income could be expected to increase in future years. However, the Company believes that the existing deferred taxes as of March 31, 2013, 2012, and 2011 are properly stated based on the currently enacted extension of this active financing exception.

State Loss Carryforwards

Included in the Company’s deferred tax assets are Net Operating Loss (NOL) carryforwards with tax benefits resulting from operating losses incurred in various states in which the Company files tax returns in the amounts of $70 million, $62 million, and $67 million at March 31, 2013, 2012, and 2011, respectively. Based on the statutes of each of the applicable states, these NOL carryforwards expire at various times through 2032.

Valuation Allowance

During the fiscal year ended March 31, 2011, the Company released the valuation allowance setup in 2010 based upon management’s assessment of the Company’s ability to utilize certain NOL carryforwards. The Company’s determination that no valuation allowance is needed was based primarily on the expected reversal of deferred tax liabilities in future years, which were not relied upon in years prior to 2011. The valuation allowance decreased by $15 million during the year ended March 31, 2011.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which those

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

temporary differences and carryforward deferred tax assets become deductible or utilized. The Company considers sources of income, including the reversal of deferred tax liabilities, projected future taxable income, and tax planning considerations in making this assessment. Based upon these factors, the Company believes that it is more likely than not that the deferred tax assets of $377 million, $386 million, and $414 million recognized as of March 31, 2013, 2012, and 2011, respectively, will be realized.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits in 2013, 2012, and 2011 is as follows:

	2013	2012	2011
	(In millions)
Balance, beginning of year	$76	118	117
Additions for current year tax positions	—	—	—
Additions for prior year tax positions	1	1	2
Reductions for prior year tax positions	(3)	—	—
Settlements	—	(2)	—
Reductions related to a lapse in the statute of limitations	—	(41)	(1)
Foreign currency translation	—	—	—

Balance, end of year	$74	76	118

Included in the balance of unrecognized tax benefits at March 31, 2013, 2012, and 2011 are $71 million, $73 million, and $114 million, respectively, the recognition of which would affect the Company’s effective tax rate in future periods. Although it is reasonably possible that the total amounts of unrecognized tax benefits could change within the next twelve months, the Company does not believe such change would be significant.

The Company recognizes income tax-related interest expense (income) and penalties as a component of income tax expense. During the fiscal years ended March 31, 2013, 2012, and 2011, the Company recognized interest in the amounts of less than $1 million, $1 million, and $(2) million, respectively, as a component of income tax expense. As a result of settlements during the fiscal year ended March 31, 2012, the Company received cash of $29 million for interest. No settlements were made during the fiscal years ended March 31, 2013 and 2011, and no cash was received. As of March 31, 2013, 2012, and 2011, the Company’s consolidated balance sheets reflect accrued interest (payable) receivable of $(10) million, $(10) million, and $20 million, respectively.

As of March 31, 2013, the Company is subject to examination by U.S. federal and state tax jurisdictions for the taxable years ended March 31, 2005 to 2013. The Company’s Canadian subsidiary, HCFI, is subject to examination for returns filed for the taxable years ended March 31, 2006 through 2012 federally, and returns filed for the taxable years ended March 31, 2005 through 2012 provincially. The Company believes appropriate provision has been made for all outstanding issues for all open years.

(8)	Benefit Plans

The Company participates in defined benefit retirement plans (the Retirement Plans) maintained by AHM and HCI (collectively referred to as the Sponsors). The Company reimburses the Sponsors for its share of

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

the Retirement Plans’ costs. The Retirement Plans’ expense, included in general and administrative expenses, was $14 million, $10 million, and $9 million during fiscal years 2013, 2012, and 2011, respectively. The names of the Retirement Plans maintained by AHM are the Honda Retirement Plan and the Amended and Restated Pension Equalization Plan for Select Associates of American Honda Motor Co., Inc. The name of the Retirement Plan maintained by HCI is the Pension Plan for Associates of Honda Canada Inc.

The Company participates in postretirement plans maintained by the Sponsors that provide certain healthcare benefits for retired employees. Substantially all employees become eligible for these benefits if they have met certain age and service requirements at retirement. The Company’s expense for the postretirement plans, included in general and administrative expenses, was $3 million, $3 million, and $2 million during fiscal years 2013, 2012, and 2011, respectively.

Additionally, the Company participates in a defined contribution savings plan (the Savings Plan) administered by AHM. This plan allows participants to make contributions subject to Internal Revenue Service (IRS) limits. The Company matches 100% of the first 3% of a participant’s pretax contribution and 50% of the next 2% of pretax contributions. Included in general and administrative expenses were $2 million for the Company’s contributions to the Savings Plan for each of the fiscal years 2013, 2012, and 2011.

(9)	Commitments and Contingencies

The Company leases certain premises and equipment on a long-term basis under noncancelable leases. Some of these leases require the Company to pay property taxes, insurance, and other expenses. Lease expense was approximately $11 million for each of the fiscal years 2013, 2012, and 2011. Annual minimum lease commitments attributable to long-term noncancelable operating leases at March 31, 2013 were as follows (in millions):

Fiscal year ending March 31:
2014	$9
2015	8
2016	3
2017	2
2018	2
Thereafter	8

Total	$32

The Company extends commercial revolving lines of credit to new and used vehicle dealers to aid in their facilities refurbishment or general working capital requirements. The amounts borrowed are generally secured by the assets of the borrowing entity. The majority of the lines have annual renewal periods. Maximum commercial revolving lines of credit were $136 million and $167 million as of March 31, 2013 and 2012, respectively, with $77 million used as of both those dates. The Company also has a commitment to lend a total of $39 million to finance the construction of auto dealerships. As of March 31, 2013, $5 million of this commitment has been funded.

The Company is involved in litigation and may occasionally be subject to claims arising from class action lawsuits. Certain of these actions are similar to suits filed against other financial institutions and captive

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

finance companies. It is reasonably possible that some of the matters for which accruals have not been established could result in unfavorable outcomes. However, management believes the outcome of these class action lawsuits will not be significant to the consolidated financial statements based in part upon the advice of legal counsel.

(10)	Securitizations and Variable Interest Entities

The trusts utilized for on-balance sheet securitizations are VIEs, which are required to be consolidated by their primary beneficiary. The Company is considered to be the primary beneficiary of these trusts due to (i) the power to direct the activities of the trusts that most significantly impact the trusts’ economic performance through its role as servicer, and (ii) the obligation to absorb losses or the right to receive residual returns that could potentially be significant to the trusts through the subordinated certificates and residual interest retained. The debt securities issued by the trusts to third-party investors along with the assets of the trusts are included in the Company’s consolidated financial statements.

During the years ended March 31, 2013 and 2012, the Company issued notes through asset-backed securitizations, which were accounted for as secured financing transactions totaling $5.7 billion and $5.1 billion, respectively. The notes were secured by receivables with an initial principal balance of $5.9 billion and $5.3 billion, respectively.

The table below presents the carrying amounts of assets and liabilities of consolidated securitization trusts as they are reported in the Company’s consolidated balance sheets as of March 31, 2013 and 2012. All amounts exclude intercompany balances, which have been eliminated in consolidation. The assets of the trusts can only be used to settle the obligations of the trusts. The third-party investors in the obligations of the trusts do not have recourse to the general credit of the Company.

	2013	2012
	(In millions)
Assets:
Finance receivables	$7,696	6,912
Unamortized costs and subsidy income, net	(96)	(70)
Allowance for credit losses	(18)	(23)

Total finance receivables, net	7,582	6,819
Vehicles held for disposition	5	3
Restricted cash (a)	222	213
Accrued interest receivable (a)	12	13

Total assets	$7,821	7,048

Liabilities:
Secured debt	$7,651	6,837
Unamortized discounts and fees	(12)	(12)

Total secured debt, net	7,639	6,825
Accrued interest expense	2	3

Total liabilities	$7,641	6,828

(a)	Included with other assets in the Company’s consolidated balance sheets

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

In its role as servicer, AHFC and HCFI collect principal and interest payments on the underlying receivables on behalf of the securitization trusts. Cash collected during a calendar month is required to be remitted to the trusts in the following month. AHFC and HCFI are not restricted from using the cash it collects for its general purposes prior to the remittance to the trusts. As of March 31, 2013 and 2012, AHFC and HCFI had cash collections of $434 million and $389 million, respectively, which were required to be remitted to the trusts.

(11)	Other Assets

Other assets at March 31 consisted of the following:

	2013	2012
	(In millions)
Accrued interest and fees	$84	88
Other receivables	88	83
Deferred expense	152	141
Software, net of accumulated amortization of $132 and $128 as of 2013 and 2012, respectively	11	13
Property and equipment, net of accumulated depreciation of $16 and $17 as of 2013 and 2012, respectively	6	6
Restricted cash	222	213
Other	60	61

Total	$623	605

Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years. General and administrative expenses include depreciation and amortization expense of $7 million, $7 million, and $8 million for the fiscal years ended March 31, 2013, 2012, and 2011, respectively.

(12)	Other Liabilities

Other liabilities at March 31 consisted of the following:

	2013	2012
	(In millions)
Dealer payables	$222	183
Accounts payable and accrued expenses	242	203
Lease security deposits	51	56
VSC unearned administrative fees	337	326
Unearned income, operating lease	247	239
Uncertain tax positions	46	48
Other	86	90

Total	$1,231	1,145

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

(13)	Other Income

Other income for the years ended March 31, 2013, 2012, and 2011 consisted of the following:

	2013	2012	2011
	(In millions)
VSC administration (note 6)	$93	93	87
Other	25	13	29

Total	$118	106	116

(14)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are those other than quoted prices included within Level 1 that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Nonperformance risk is also required to be reflected in the fair value measurement, including an entity’s own credit standing when measuring the fair value of a liability.

Recurring Fair Value Measurements

The following tables summarize the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31:

	2013
	Level 1	Level 2	Level 3	Counterparty netting	Total
	(In millions)
Assets:
Derivative instruments:
Interest rate swaps	$—	342	—	(103)	239
Cross currency swaps	—	27	—	(89)	(62)

Total assets	$—	369	—	(192)	177

Liabilities:
Derivative instruments:
Interest rate swaps	$—	155	—	(103)	52
Cross currency swaps	—	271	—	(89)	182

Total liabilities	$—	426	—	(192)	234

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

	2012
	Level 1	Level 2	Level 3	Counterparty netting	Total
	(In millions)
Assets:
Derivative instruments:
Interest rate swaps	$—	387	—	(163)	224
Cross currency swaps	—	391	—	(104)	287

Total assets	$—	778	—	(267)	511

Liabilities:
Derivative instruments:
Interest rate swaps	$—	243	—	(163)	80
Cross currency swaps	—	126	—	(104)	22

Total liabilities	$—	369	—	(267)	102

The valuation techniques of assets and liabilities measured at fair value on a recurring basis are described below:

Derivative Instruments

The Company’s derivatives are transacted in over-the-counter markets and quoted market prices are not readily available. The Company uses third-party developed valuation models to value derivative instruments. These models estimate fair values using discounted cash flow modeling techniques, which utilize the contractual terms of the derivative instruments and market-based inputs, including interest rates and foreign exchange rates. Discount rates incorporate counterparty and HMC specific credit default spreads to reflect nonperformance risk.

The Company’s derivative instruments are classified as Level 2 since all significant inputs are observable and do not require management judgment. There were no transfers between fair value hierarchy levels during the fiscal years ended March 31, 2013 and 2012. Refer to notes 1(n) and 5 for additional information on derivative instruments.

Nonrecurring Fair Value Measurements

The following tables summarize nonrecurring fair value measurements recognized during the fiscal years ended March 31, 2013 and 2012 and only for those assets still held at the end of the reporting period.

	Level 1	Level 2	Level 3	Total	Lower-of-cost or fair value adjustment
	(In millions)
2013
Vehicles held for disposition	$—	—	82	82	15
2012
Vehicles held for disposition	$—	—	55	55	9

The following describes the methodologies and assumptions used in nonrecurring fair value measurements, which relate to the application of lower of cost or fair value accounting on long-lived assets.

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

Vehicles Held for Disposition

Vehicles held for disposition consist of returned and repossessed vehicles. They are valued at the lower of their carrying value or estimated fair value, less estimated disposition costs. The fair value is based on current average selling prices of like vehicles at wholesale used vehicle auctions. The fair value of vehicles held for disposition is classified as Level 3.

Fair Value of Financial Instruments

The following tables summarize the carrying values and fair values of the Company’s financial instruments at March 31, 2013 and 2012, except for those measured at fair value on a recurring basis. Certain financial instruments and all nonfinancial assets and liabilities are excluded from fair value disclosure requirements including the Company’s direct financing lease receivables and investment in operating leases.

	2013
	Carrying value	Fair value
		Level 1	Level 2	Level 3	Total
	(In millions)
Assets:
Cash and cash equivalents	$149	149	—	—	149
Dealer loans, net	4,208	—	—	4,072	4,072
Retail loans, net	31,938	—	—	32,533	32,533
Restricted cash	222	222	—	—	222
Liabilities:
Commercial paper	$4,704	—	4,703	—	4,703
Related party debt	4,720	—	4,721	—	4,721
Bank loans	6,642	—	6,671	—	6,671
Medium term note programs	16,873	—	17,525	—	17,525
Secured debt	7,639	—	7,679	—	7,679
Other debt	1,571	—	1,590	—	1,590

	2012
	Carrying value	Fair value
		Level 1	Level 2	Level 3	Total
	(In millions)
Assets:
Cash and cash equivalents	$161	161	—	—	161
Dealer loans, net	3,249	—	—	3,131	3,131
Retail loans, net	31,178	—	—	31,873	31,873
Restricted cash	213	213	—	—	213
Liabilities:
Commercial paper	$3,601	—	3,601	—	3,601
Related party debt	4,741	—	4,742	—	4,742
Bank loans	6,751	—	6,750	—	6,750
Medium term note programs	16,848	—	17,511	—	17,511
Secured debt	6,825	—	6,880	—	6,880
Other debt	1,801	—	1,859	—	1,859

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

The following describes the methodologies and assumptions used to estimate the fair value of the Company’s financial instruments not measured at fair value on a recurring basis:

Cash, Cash Equivalents, and Restricted Cash

The carrying values reported on the consolidated balance sheets approximate fair values due to the short-term nature of the assets and negligible credit risk. Restricted cash accounts held by securitization trusts are included in other assets.

Finance Receivables

The fair values of the Company’s retail loans and dealer wholesale loans are based on estimated proceeds of hypothetical whole loan transactions. It is assumed that market participants in whole loan transactions would acquire the loans with the intent of securitizing the loans. Internally developed valuation models are used to estimate the pricing of securitization transactions, which is adjusted for the estimated costs of securitization transactions and required profit margins of market participants. The models incorporate projected cash flows of the underlying receivables, which include prepayment and credit loss assumptions. The models also incorporate current market interest rates and market spreads for the credit and liquidity risk of securities issued in the securitizations. The estimated fair values of the Company’s dealer commercial loans are based on a discounted cash flow model.

Debt

The fair value of the Company’s debt is estimated based on a discounted cash flow analysis. Projected cash flows are discounted using current market interest rates and credit spreads for debt with similar maturities. The Company’s specific nonperformance risk is reflected in the credit spreads on the Company’s unsecured debt.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market exists for a portion of the Company’s financial instruments, fair value estimates of such financial instruments are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value information presented herein is based on information available at March 31, 2013. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been updated since that date, and therefore, the current estimates of fair value at dates subsequent to March 31, 2013 may differ significantly from the amounts presented herein.

(15)	Segment Information

The Company’s reportable segments are based on the two geographic regions where operating results are measured and evaluated by management: the United States and Canada.

Segment performance is evaluated using an internal measurement basis, which differs from the Company’s consolidated results prepared in accordance with GAAP. Segment performance is evaluated on a pre-tax basis before the effect of valuation adjustments on derivative instruments and revaluations of foreign

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

currency denominated debt. Since the Company does not elect to apply hedge accounting, the impact to earnings resulting from these valuation adjustments as reported under GAAP is not representative of segment performance as evaluated by management. Realized gains and losses on derivative instruments, net of realized gains and losses on foreign currency denominated debt, are included in the measure of net revenues when evaluating segment performance.

No adjustments are made to segment performance to allocate any revenues or expenses. Financing products offered throughout the United States and Canada are substantially similar. Segment revenues from the various financing products are reported on the same basis as GAAP consolidated results.

Financial information for the Company’s reportable segments for the years ended or at March 31 is summarized in the following tables:

	2013
	United States	Canada	Valuation adjustments and reclassifications	Total
	(In millions)
Revenues
Direct financing lease	$—	218	—	218
Retail	1,245	181	—	1,426
Dealer	93	15	—	108
Operating lease	4,008	—	—	4,008

Total revenues	5,346	414	—	5,760

Depreciation on operating leases	3,038	—	—	3,038
Interest expense	665	141	—	806
Realized (gains) losses on derivatives and foreign currency denominated debt	(101)	2	99	—

Net revenues	1,744	271	(99)	1,916

Gain on disposition of lease vehicles	45	14	—	59
Other income	117	1	—	118

Total net revenues	1,906	286	(99)	2,093

Expenses
General and administrative expenses	307	58	—	365
Provision for credit losses	44	10	—	54
Early termination loss on operating leases	58	—	—	58
Loss on lease residual values	—	9	—	9
Derivative instruments	—	—	143	143
Revaluation of foreign currency debt	—	—	(188)	(188)

Income before income taxes	$1,497	209	(54)	1,652

Total finance receivables	$32,182	7,322	—	39,504
Total operating lease assets	19,348	—	—	19,348
Total assets	52,692	7,396	—	60,088

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

	2012
	United States	Canada	Valuation adjustments and reclassifications	Total
	(In millions)
Revenues
Direct financing lease	$—	242	—	242
Retail	1,419	191	—	1,610
Dealer	72	13	—	85
Operating lease	3,700	—	—	3,700

Total revenues	5,191	446	—	5,637

Depreciation on operating leases	2,637	—	—	2,637
Interest expense	696	151	—	847
Realized (gains) losses on derivatives and foreign currency denominated debt	31	22	(53)	—

Net revenues	1,827	273	53	2,153

Gain on disposition of lease vehicles	87	15	—	102
Other income	101	5	—	106

Total net revenues	2,015	293	53	2,361

Expenses
General and administrative expenses	308	58	—	366
Provision for credit losses	84	10	—	94
Early termination loss on operating leases	19	—	—	19
Loss on lease residual values	—	18	—	18
Derivative instruments	—	—	(30)	(30)
Revaluation of foreign currency debt	—	—	(96)	(96)

Income before income taxes	$1,604	207	179	1,990

Total finance receivables	$30,889	6,940	—	37,829
Total operating lease assets	17,732	—	—	17,732
Total assets	50,012	7,040	—	57,052

AMERICAN HONDA FINANCE CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2013, 2012, and 2011

	2011
	United States	Canada	Valuation adjustments and reclassifications	Total
	(In millions)
Revenues
Direct financing lease	$3	273	—	276
Retail	1,595	213	—	1,808
Dealer	84	16	—	100
Operating lease	3,537	—	—	3,537

Total revenues	5,219	502	—	5,721

Depreciation on operating leases	2,473	—	—	2,473
Interest expense	773	173	—	946
Realized (gains) losses on derivatives and foreign currency denominated debt	208	44	(252)	—

Net revenues	1,765	285	252	2,302

Gain on disposition of lease vehicles	119	21	—	140
Other income	114	2	—	116

Total net revenues	1,998	308	252	2,558

Expenses
General and administrative expenses	292	74	—	366
Provision for credit losses	81	11	—	92
Early termination loss on operating leases	10	—	—	10
Loss on lease residual values	—	37	—	37
Derivative instruments	—	—	(372)	(372)
Revaluation of foreign currency debt	—	—	543	543

Income before income taxes	$1,615	186	81	1,882

Total finance receivables	$30,695	7,212	—	37,907
Total operating lease assets	16,270	—	—	16,270
Total assets	48,534	7,396	—	55,930

(16)	Subsequent Events

Management evaluated the effects of all subsequent events from March 31, 2013 through June 14, 2013, the date the Company’s consolidated financial statements were issued. There have been no subsequent events that occurred during the period that would require recognition in the consolidated financial statements or its disclosures.

EXHIBIT INDEX

Exhibit Number	Description

3.1*	Articles of Incorporation of American Honda Finance Corporation, dated February 6, 1980, and Certificates of Amendment to the Articles of Incorporation, dated March 29, 1984, November 13, 1988, December 4, 1989, July 2, 1991, April 3, 1997, November 30, 1999, and December 17, 2003.

3.2*	Amended and Restated Bylaws of American Honda Finance Corporation, dated April 27, 2010.

4.1*	Form of Specimen Common Stock of American Honda Finance Corporation.

4.2	American Honda Finance Corporation agrees to furnish to the Securities and Exchange Commission upon request a copy of each instrument with respect to issues of long-term debt of American Honda Finance Corporation and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of the American Honda Finance Corporation and its subsidiaries.

4.3	Amended and Restated Issuing and Paying Agency Agreement between American Honda Finance Corporation and The Bank of New York Mellon, dated as of August 27, 2012.

4.4*	Amended and Restated Agency Agreement between American Honda Finance Corporation, Honda Canada Finance Inc., The Bank of New York Mellon, and The Bank of New York Mellon (Luxembourg) S.A., dated as of August 27, 2012.

4.5	Trust Indenture between Honda Canada Finance Inc., as issuer, and BNY Trust Company of Canada (as successor to CIBC Mellon Trust Company), as trustee, dated as of September 26, 2005, as supplemented by the First Supplemental Indenture to the Trust Indenture, dated as of August 25, 2006, as supplemented by the Second Supplemental Indenture to the Trust Indenture, dated as of December 14, 2006, as supplemented by the Third Supplemental Indenture to the Trust Indenture, dated as of May 25, 2007, as supplemented by the Fourth Supplemental Indenture to the Trust Indenture, dated as of September 26, 2007, as supplemented by the Fifth Supplemental Indenture to the Trust Indenture, dated as of November 30, 2007, as supplemented by the Sixth Supplemental Indenture to the Trust Indenture, dated as of May 9, 2008, as supplemented by the Seventh Supplemental Indenture to the Trust Indenture, dated as of September 12, 2008, as supplemented by the Eighth Supplemental Indenture to the Trust Indenture, dated as of February 21, 2012, and as supplemented by the Ninth Supplemental Indenture to the Trust Indenture, dated as of December 11, 2012.

10.1*	Keep Well Agreement between Honda Motor Co., Ltd. and American Honda Finance Corporation, dated September 9, 2005.

10.2*	Support Compensation Agreement, between Honda Motor Co., Ltd. and American Honda Finance Corporation, dated as of October 1, 2005.

10.3*	Keep Well Agreement between Honda Motor Co., Ltd. and Honda Canada Finance Inc., dated September 26, 2005.

10.4*	Support Compensation Agreement, between Honda Motor Co., Ltd. and Honda Canada Finance Inc., dated as of October 1, 2005.

*	Previously filed

10.5	$6,000,000,000 Credit Agreement among American Honda Finance Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, Bank of America, N.A., Barclays Capital, the Investment Banking Division Of, Barclays Bank PLC, Deutsche Bank AG, New York Branch, and JPMorgan Chase Bank, N.A., as syndication agents, BNP Paribas, Citibank, N.A. and The Royal Bank of Scotland PLC, as documentation agents, Mizuho Corporate Bank, Ltd., Los Angeles Branch and Wells Fargo Bank, N.A., as senior managing agents and Credit Suisse AG, Cayman Islands Branch and Sumimoto Mitsui Banking Corporation, as managing agents, dated March 18, 2011.

10.6*	C$1,300,000,000 Amended and Restated Credit Agreement among Honda Canada Finance Inc., Canadian Imperial Bank of Commerce, as administrative agent, Canadian Imperial Bank of Commerce, and RBC Capital Markets, as joint bookrunners, Canadian Imperial Bank of Commerce, BMO Capital Markets, and RBC Capital Markets, as co-lead arrangers, The Toronto-Dominion Bank and Bank of Tokyo-Mitsubishi UFJ (Canada), as co-arrangers, Bank of Montreal, Royal Bank of Canada, The Toronto Dominion Bank, and Bank of Tokyo-Mitsubishi UFJ (Canada), as co-syndication agents, Mizuho Corporate Bank, Ltd., Canada Branch, as documentation agent and the financial institutions listed therein, as lenders, dated March 25, 2013.

12.1*	Statement regarding computation of ratio of earnings to fixed charges.

*	Previously filed